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06011533

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Austrian Airlines

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 10 2006
THOMSON FINANCIAL

FILE NO. 82- 4970 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 3/9/06

Austrian Airlines Group Annual Report 2005

Austrian

AR/S
12-31-05

Rule 12g3-2(b) File No. 82-4970


St. Petersburg
Riga
Moscow
Ekaterinburg
Vilnius
Warsaw
Minsk
Prague
Vienna
Krakow
L'viv
Kiev
Kosice
Australia
Ljubljana
Zadar
Split
Dubrovnik
Podgorica
Timisoara
Belgrade
Sibiu
Iasi
Chisinau
Odessa
Kharkov
Dnepropetrovsk
Donetsk
Rostov
Sofia
Bucharest
Varna
Skopje
Ohrid
Tirana
Krasnodar
Tbilisi
Yerevan
Baku
Middle East

2005 Most Extensive Transfer Network to the East.



10,119.8
9,404.9
8,479.4
Passengers carried
(000)
2005
2004
2003



2,485.8
2,357.9
2,242.7
Operating revenue
EURm
2005
2004[1]
2003



74.4
63.3
Operating result = EBIT
-100,0
EURm
2004[1]
2003
2005



199.8
186.2
181.3
Net Gearing
%
2005
2004[1]
2003[3]



1.34
1.42
Earnings per share
-4.05
EUR
2004[1]
2003
2005

1 Restated; please see Note 3 for details of the adjustment. The figures for 2004 have also been adjusted to the classification used in the report period.

Contents

Highlights	**1**
Company and Strategy	
Corporate Profile	2
A Discussion with the Board of Management	4
Corporate Bodies	8
Strategy	11
Austrian Airlines Shares	**17**
Management Report	
Business Development 2005	23
Segments	33
Outlook	43
Resources and Services	
Human Resources	47
Product	50
Fleet	54
Corporate Governance	57
Corporate Responsibility	59
Consolidated Financial Statements	
Consolidated Income Statement	62
Consolidated Balance Sheet	63
Consolidated Statement of Changes in Shareholders' Equity	64
Consolidated Cash Flow Statement	65
Notes	**66**
Introduction	66
Notes to the Consolidated Income Statement	74
Notes to the Consolidated Balance Sheet	77
Auditor's Notation	95
Report of the Supervisory Board	96
Equity Interests	97
Group Structure	98
Glossary	**99**
Contacts	**Cover**
Key Figures	**Cover**

The online version of this report can be found at
www.austrian.com/report2005

Contacts

Investor Relations
Prisca Havranek-Kosicek
Phone: +43/5/1766-3311
Fax: +43/5/1766-3333
e-mail: investor.relations@aua.com
Internet: www.austrianairlines.co.at
Online Annual Report: www.austrian.com/report2005

Communications
Johannes Davoras
Phone: +43/5/1766-1230
Fax: +43/1/688 65 26
e-mail: public.relations@aua.com

Austrian Airlines Head Office
1107 Vienna, Fontanastrasse 1
Phone: +43/5/1766-0
Fax: +43/1/688 55 05
Internet: www.austrian.com

Reservation and Information
Phone: +43/5/1789
Internet: www.austrian.com

If you would like further information about the Miles & More frequent flyer programme, please contact the Miles & More Service Centre in Vienna by telephone at any time on (+43) (0) 1 68 055 4411, by fax on (+43) (0) 1 68 055 4414 or online at www.miles-and-more.at.

Disclaimer
We have prepared this Annual Report and audited the data therein with the greatest possible level of diligence. Despite this, the possibility of errors in rounding, setting, or printing cannot be excluded.

This Annual Report also includes estimations and conclusions relating to the future which we have reached on the strength of all the information available to us at the time of going to press. As a rule, these conclusions relating to the future are phrased using terms such as "expect", "estimate", "calculate" or similar. We would like to point out that the actual conditions – and thus the results – could deviate from the expectations presented in this report due to a range of other factors.

Imprint
Publisher: Austrian Airlines, Fontanastrasse 1, 1107 Vienna
Editorial advice: be.public Advertising and Financial Communications
Design: Eurografik® und Austrian Airlines Corporate Identity
Translation: Tim Martinz-Lywood, European Exchange Ltd.
Photos: Austrian Airlines
Typesetting, lithography and production: Eurografik®
Print: Stiepan-Druck
DVR: 0091740

Member of

IATA

Highlights in 2005

Strategic goals implemented within framework of Focus East programme

- Austrian network strengthened at Vienna hub (135 additional connections a week)
- Above-average growth in transfer traffic
- Greater concentration on secondary markets
- Company successful retains its leading position in Central and Eastern Europe market
- Expansion into Middle East (+27.1% ASK) and development of long-range segment
- Majority interest acquired in Slovak Airlines

Traffic performance increased despite challenging environment

- Figure of 10 million passengers carried exceeded for first time (7.6%)
- Planned production growth reduced following slump in traffic in Q1
- Highly volatile demand leads to greater seasonality in production
- Load factor from May onwards up on previous year – load factor on scheduled services rises to 73.8% (1.7P)

Continuing concern over result situation

- Flight revenue increases by 8.3%
- Record oil price generates extra costs of EUR 144.5m
- Unit costs increase slightly (+3.5%), due above all to higher fuel expenditure and increased security charge
- Employee productivity down due to reduced production growth
- EBIT adjusted falls to EUR –52.0m
- Introduction of 'Turnaround in Turnaround' programme

Corporate Profile

"Agile, Natural, Melodic" - according to this maxim, the Austrian Airlines Group provides a wide and attractive portfolio of services in the scheduled, cargo and charter segments. The highest levels of service, an excellent price-performance ratio, a dense network of connections via the central Vienna hub, individual choice and an extensive range of online tools are just some of the features which the Group successfully uses to distinguish itself from its competitors. In line with its Focus East niche strategy, the core markets of the Austrian Airlines Group are those of European traffic into Central and Eastern Europe, connections to the Middle East and flights to the Far East.

Our Vision

We are the most successful European airline flying east. We maintain this position of independence as a provider of first-class service for our customers, with dynamic employees and by means of an offensive market strategy.

„Service is our success"

The USP of the Austrian Airlines Group

- The human touch
- Austrian hospitality and Viennese culture
- Business Class with the very highest levels of comfort
- Vienna as an efficient East-West hub

» Austrian, Austrian arrows, Lauda Air, Slovak Airlines
- Scheduled traffic
- Charter traffic
- Cargo traffic

» 'Focus East' specialisation strategy: Niche markets
- Bi-directional West-East transfer
- Flights to and from Austria

» Highly efficient domestic hub in Vienna

» Exceptional product quality
- Personal service
- First-class comfort
- Young, extremely modern fleet

» Member of the Star Alliance
- Connections to around 630 cities in 120 countries
- Access to some 500 airport lounges across the world

» Key player in Austrian economy
- Operating revenue of approximately EUR 2.5bn
- Around 8,500 employees
- Listed on Vienna Stock Exchange
- Around EUR 3.5bn value creation for Austria

» Highly qualified and motivated employees

» Personal initiative and entrepreneurial spirit

A Discussion with the Board of Management

We speak to the members of the Board of Management of the Group, Vagn Sørensen (VS), Josef Burger (JB) and Thomas Kleibl (TK)

The result of the Austrian Airlines Group for 2005 is significantly below the expected figure.

VS: There are three main factors at work here. First of all, we were hit hard by a slump in demand in the first quarter of 2005, which produced a sharp reduction in traffic performance relative to expectations. This decline was due to overcapacity in the market, the sharp increase in the security charge and price rises triggered by the fuel surcharges that we have been forced to introduce. Secondly, we were forced to cut back our planned production growth for 2005 in light of this development. This had the effect of generating significant losses in productivity, since we had already accumulated the associated resources, and also explains the marked increase in personnel costs in the reporting period. The third and final negative factor was the high oil price, which produced extra costs for kerosene in the order of some EUR 144.5m. We introduced the 'Turnaround in the Turnaround' programme in an effort to counteract this effect immediately.

Another aggravating factor in the past financial year was the unusually high level of seasonal demand, which produced uneven utilisation of resources over the year as a whole. This demonstrates once again how important it is that we increase the flexibilisation of our production resources. This flexibilisation is also a fundamental goal of the Turnaround in the Turnaround programme.

What exactly will the Turnaround in the Turnaround programme involve?

VS: The most important objective of the programme is to stabilise our operating business while the oil price is still at its current high level. We are expecting the price to remain at or around this level for the foreseeable future. The concept of the programme combines a number of different measures designed to increase revenue with others that will cut our costs. On the revenue side, for example, these measures include the introduction of a new traffic flow management system, and our participation in the 'Star Alliance Company Plus' corporate sales platform.

TK: On the costs side, meanwhile, our primary objective should be to counteract the increased fuel costs and greater seasonality that has become the norm over the past year. We are aiming to adjust our production capacities to the level of demand more flexibly as and when necessary. In an effort to reduce unit costs, we are focusing on tight cost discipline, a restrictive employment policy in areas not driven by production and continuing our strategy of fleet harmonisation while maintaining a strictly limited investment policy. The fact that we have now begun to meet a proportion of our own refuelling requirements at Vienna Airport is also helping to cut costs considerably.

In the face of challenges such as these, how did you succeed in increasing the traffic result in 2005?

JB: By introducing various different sales offensives, we managed to improve the overall load factor compared to the previous year despite the challenging operating environment. We also managed to increase our price competitiveness by means of targeted support for transfer charges. As a result, we achieved an overall turnaround in the trend from the second quarter onwards, which also enabled us to recover our position compared to 2004 in passenger volume terms. However, the fact that the continually rising pressure on yields necessitates constant increases in the load factor meant that these successes only had a limited positive effect on the result. The kerosene surcharges that we introduced in mid-2004 had an increasingly positive effect, and enabled us to compensate, in part at least, for the massive rises in fuel costs. These effects were not sufficient to offset the increase in unit costs, however. Overall, the company was able to increase operating revenue per ASK (before Exceptionals) by approximately 1%.

You acquired a majority interest in Slovak Airlines last year. What is the strategy behind this move?

VS: This expansion of the group should enable us to use the vast potential of the Vienna/Bratislava region even more effectively than was already the case. Even though we were in fact already providing flights from Bratislava, the new Slovak Airlines Production Company will increase our scheduled and charter business in the Slovakian market further still. A reorganisation is currently underway to adapt the company to the needs of the complex local market environment. Since autumn 2005, for instance, we have centralised our coordination of sales management for all scheduled services in the Group.

Which geographical regions is the Group currently focussing on?

VS: Within the framework of our Focus East strategy, we are focussing clearly on the countries and regions to the southeast of Austria and Europe. Initially this meant the Central and Eastern European region, where we had already established ourselves in the past as a major network carrier with numerous attractive destinations. Over the past year, we have also significantly expanded our services to the Middle East, an area which offers us both high growth rates and a traditionally strong market position. In the long-haul segment, meanwhile, we focus on the Far East and Australia. In 2005, for example, we incorporated a very successful new scheduled connection to Mumbai.



Thomas Kleibl, CFO

Vagn Sørensen, CEO

Josef Burger, CCO

What would you say are the most important markets for us?

JB: Working within our strategic focal points, the future will see us placing far greater emphasis on opening up those secondary markets in which competition is less intense. Concrete examples of this strategy include the Russian city of Yekaterinenburg, Donetsk in the Ukraine and Pecs in Hungary, all of which we intend to incorporate into our route network in the course of 2006. Building on our dense existing network of connections and efficient Vienna hub will enable us to operate particularly effectively, specialising in these highly attractive markets with their medium-sized traffic volumes and optimising our use of all the market opportunities available to us. The importance of transfer traffic is also growing at an increasingly rapid rate. Already today, more than 60% of our passengers at Vienna Airport are transfer passengers. We have countered the continued strong competitive challenge presented by low-cost carriers in local markets with our 'redticket – return flight included' product, an alternative offering very reasonable conditions that has enjoyed high levels of acceptance amongst customers.

What are the prospects for further development of our long-haul and charter business?

JB: In the long-haul segment, we centralised responsibility for our sales during 2005 in order to create a basis for improved usage of our resources. In the charter segment, meanwhile, we are concentrating on using attractive niches in the short- and medium-haul area that can be operated profitably from Austria.

Have you introduced any measures designed to maintain or develop further the attractiveness of the Austrian Airlines Group for passengers?

JB: We are striving to achieve even stronger differentiation of our services in this area. One important project, for example, is the upgrade of Business Class in our long-haul fleet that was introduced last year and is on course for completion by 2007. At the same time as making these changes, we made extensive improvements to our lounges and check-in zones in the reporting period.

Presumably you've also been innovating in the Sales field?

JB: Here, too, we have created a number of important incentives over the past year. The above-mentioned redticket product uses some very exciting new sales channels, including cooperations with supermarket chains. The 'silverticket – upgrade to business' product, which we first introduced in January 2005, has proved extremely popular. The associated guaranteed upgrade from Economy to Business Class has enabled us to increase customer loyalty in the business travel segment considerably.

Sales over the internet also increased significantly in 2005. Targeted websale campaigns and an innovative new internet booking tool have been used to support this strategy. We have taken steps to expand our online ticketing capability to the point where approximately 75% of our destinations can now be booked with electronic tickets (etix®). We have been able to sharply reduce the costs of our traditional sales by cutting travel agency commission rates.

The competitiveness of airport locations is a factor that is growing in importance all the time. How does the future look for the central Vienna hub in this respect?

VS: We are acutely aware of this as an issue, and it will continue to be one of our highest priorities in the years to come. The key questions here are the levels of cost-effectiveness and service quality that Vienna needs to offer if it is to maintain its current leading role as a hub for East-West transfer. For this reason, the past year has seen us enter into an active dialogue with all stakeholders in the Vienna airport hub, and launch a joint initiative designed to increase the competitiveness of the site.

The new approach has enabled us to achieve a reduction in the charges levied by Austro Control and cut our fuel costs by moving to a system in which we supply a proportion of our own fuel rather than outsourcing refuelling services. We have also cooperated extensively with Vienna Airport to agree a medium-term costs structure that is in line with market requirements, while instigating further improvements in performance quality. I regret to say that we have not yet managed to reduce the Austrian security charge to a more competitive level.

Continued harmonisation of the Group fleet has been a fundamental objective of yours for some time now. What steps did you take in this area during 2005?

TK: We made decisive progress in our fleet harmonisation in the past year, and the process is now practically complete, primarily in the area of short- and medium-haul. We were one of the first airlines in the world to completely retire our MD-80 fleet from service, and are also planning to sell off our CRJ-100 fleet for commercial reasons. In the long-haul segment, meanwhile, we will shortly be retiring two A340-200 that no longer fit in with our remaining fleet structure. Although this process has led to considerable extraordinary depreciations over the past financial year, it will produce essential operational improvements, and consequently cost savings, in the medium term.

Have these adjustments demanded changes of a technological nature?

TK: Because our Technical Services Division specialised in precise aircraft types at an early stage, it has also been extremely successful in developing business with third parties outside the group. By founding our own subsidiary of Technical Services based in Bratislava, moreover, we have taken another successful step towards developing our presence to the east. Our high technical standards were also confirmed in 2005 by the extension of our IOSA (IATA Operational Safety Audit) certification, a much-coveted mark of quality throughout the airline industry.

What do you plan to achieve by selling Airest?

TK: We decided to acquire the remaining shares in the company and subsequently to dispose of this interest as part of our strategy of concentrating on our core competence of aviation services and streamlining our relationships with suppliers. At the same time, of course, such a sale enables us to outsource risk from our catering arm and opens up greater opportunities for the further development of Airest in the future. We are currently in the course of negotiating the conditions of the sale, and expect to complete the transaction in the first quarter of 2006.

In concrete terms, how do you view the prospects for the Austrian Airlines Group in 2006?

VS: The 'Turnaround in the Turnaround' programme introduced a comprehensive package of measures designed to create as strong a starting position as possible for us in 2006 and 2007. One fundamental challenge for us will be to adapt flexibly to the ever-changing market environment of the modern aviation sector. As well as the continuing high oil price, this includes the intense competition and changed demand models for aviation services. The way it looks today, we will strive to achieve a balanced EBIT adjusted in 2006, based on continued increases in both our production and our load factor.

External framework conditions will play an increasingly important role, due to the intensification of competition between aviation hubs in Europe. Against this background, we are asking all our stakeholders to help us improve the long-term competitive position of the Vienna hub by reducing their costs while simultaneously increasing the quality of their services. This is emphasised by the key importance of Austrian Airlines Group transfer traffic to Vienna as an economic location. With the transfer of a simulator centre and relocation of Austrian Headquarters to Vienna Airport planned for 2007, we have already created two crucial incentives here.

Corporate Bodies

Supervisory Board

Rainer Wieltsch, Chairman, Member of the Board of Management, ÖIAG
Herbert Koch, First Deputy Chairman, Executive Partner, Kika Möbel-HandelsgesmbH and Managing Director, Leiner
Alfred Ötsch, Second Deputy Chairman, Member of the Board of Management, Siemens AG Österreich
Peter Michaelis, Speaker for the Board of Management, ÖIAG
Alain D. Bandle, General Manager Germany & Austria, Dell GmbH
Martine Dornier-Tiefenthaler, Lawyer
Johann Zwettler, CEO, Bank für Arbeit und Wirtschaft AG
Gerhard Randa, Chairman of the Supervisory Board, Bank Austria Creditanstalt AG (until 15.03.2005)
Walter Rothensteiner, CEO, Raiffeisen Zentralbank AG
Erhard Schaschl, Chairman of the Supervisory Board, Österreichische Elektrizitätswirtschafts AG

No new members joined the Supervisory Board in the report period.

The following employees were appointed by the Austrian Airlines Staff Council in accordance with Section 110 of the Austrian Employment Law to serve as the staff representatives on the Supervisory Board:

Alfred Junghans
Thomas Häringer (until 9.8.2005)
Franz Marsak (since 1.1.2005)
Wolfgang Hable (since 20.9.2005)
Michael Eder (since 24.5.2005)
Gabriele Millmann (since 9.8.2005)
Gerald Wechselberger (24.5.2005 – 9.8.2005)
Rudolf Novak (1.1.2005 – 24.5.2005)
Karl Minhard (1.1.2005 – 24.5.2005)

In accordance with Section 141 of the Austrian Aviation Law, the Austrian Civil Aviation Authority was represented on the Supervisory Board by

Karl Prachner

Board of Management

Vagn Sørensen – Chief Executive Officer (CEO)
Josef Burger – Chief Commercial Officer (CCO)
Thomas Kleibl – Chief Financial Officer (CFO)
Walter Bock – Chief Operations Officer (COO – until 30.04.2005)

Company Officers with Statutory Authority

Fritz Otti, Corporate Subsidiaries & Corporate Projects
Rainer Walther, Ground Operations
Peter Briza, Corporate Accounting & Planning
Peter Malanik, Secretary General
Christian Schmid, Sales & Passenger Systems
Walter R. Hechenberger, Technical Department
Christian Fitz, Austrian Production Company
Heinz Lachinger, Corporate Controlling & Accounting
Rudolf Mertl, Network Management
Klaus Stöger, Aircraft Asset Management and Group Treasury
Johannes Davoras, Corporate & Market Communications
Rainer Pichler, Corporate Process, Projects & IT Services

Subcommittees of the Supervisory Board

Balance Sheet Committee	Strategy Committee	Personnel Committee
Rainer Wieltsch	Rainer Wieltsch	Rainer Wieltsch
Alfred Ötsch	Herbert Koch	Herbert Koch
Erhard Schaschl	Martine Dornier-Tiefenthaler	Peter Michaelis
Johann Zwettler	Alain D. Bandle	Erhard Schaschl
Alfred Junghans	Gabriele Millmann	Alfred Junghans
Michael Eder	Wolfgang Hable	Wolfgang Hable

Vagn Sørensen – CEO

Born 12 December 1959, married, 2 daughters, 1 son

Career path

- 1984 – 2001
  SAS Scandinavian Airlines Various marketing and management functions, including Vice-President Route Sector Europe, Vice-President SAS Airlines International, Senior Vice-President & General Manager SAS Business Systems Division; final position Executive Vice-President & Deputy CEO

- Since 1 October 2001
  Austrian Airlines Group/ Chief Executive Officer (CEO)

Josef Burger – CCO

Born 4 April 1952, married, 2 sons

Career path

- 1978
  Austrian Airlines market research
- 1979 – 1981
  Österreichisches Verkehrsbüro
- 1982
  Meridian tour operator
- 1982 – 2001
  Tyrolean Airways/Executive manager of marketing department
- 2001
  Tyrolean Airways/Managing Director

- Since 15 October 2001
  Austrian Airlines Group/ Chief Commercial Officer (CCO)

Thomas Kleibl – CFO

Born 24 May 1959, married, 1 daughter, 2 sons

Career path

- 1979 – 1983
  Kleibl GmbH
- 1984 – 1986
  Milan Bioform GmbH
- 1987 – 1989
  Girozentrale/Account Manager
- 1989 – 1992
  OMV AG/Divisional Controller
- 1991 – 1992
  Controller of OMV Canada Ltd.
- 1992 – 1994
  Lauda Air/Manager Controlling
- 1994 – 2001
  Wienerberger Ziegel AG/ Business Manager Austria

- Since 1 October 2001
  Austrian Airlines Group/ Chief Financial Officer (CFO)

Vagn Sørensen
- Austrian Airlines Production Company
  - » Flight Operations
  - » Cabin Operations
  - » Crew Training
- Tyrolean Airways Production Company
- Secretary General, Intern. Relations & Alliances
- Human Resources & Organisation
- Corporate- & Market Communications
- Internal Audit

Josef Burger
- Business Monitoring
- Commercial Cost Controlling
- Lauda Air
- Sales & Passenger Systems
- Cargo System
- Network Management
- Ground Operations

Thomas Kleibl
- Investor Relations
- Corp. Subsidiaries & -projects
- Corporate Controlling & Accounting
- Aircraft Asset Management & Group Treasury
- Procurement & Business Services
- Corp. Process/Proj. & IT Services
- Technical Department

Special attention.



At Austrian, Lauda Air and Austrian arrows, our employees respond to the individual desires and needs of our passengers. We offer service with a personal charm and of a high quality, just as one would expect of an Austrian airline. It doesn't matter whether you fly with us in Business Class or Economy Class, every single passenger enjoys our undivided attention. At all times, whatever the request. As a matter of course.

Strategy

To enable it to achieve its principal strategic objectives – positive results, a sustained increase in value and solid equity capital financing – the Austrian Airlines Group continues to pursue the 'Focus East' strategy first launched in 2004. Within the scope of this specialisation strategy, the Group concentrates primarily on operating flights to Central and Eastern Europe, the Middle East, Far East and Australia. Building on a traditionally strong reputation, the Group succeeded in improving both its product and market positioning in every one of these markets in 2005. The essential focus of the strategy is a concentration on attractive secondary markets. Focus East is supported by ongoing improvements in performance at the Group's Vienna hub and the realisation of synergies within the structure of the Star Alliance.

Value orientation as the principal objective of the company

Improvement in CVA, higher equity capital

Consistent value orientation has been at the heart of the corporate strategy of the Austrian Airlines Group since 2001. The main objective of the Group is to produce an above-average increase in corporate value compared to competitor companies. The ongoing improvement of Cash Value Added (CVA) serves as a criterion for this. To this end, the Austrian Airlines Group is striving to achieve a clearly positive CVA value contribution for the year 2009. In the medium term, the equity capital ratio should also be increased to above 25%.

The corporate strategy of the Austrian Airlines Group

Corporate strategy



Value-
orientation
"Focus East"
niche strategy
Business segments strategy
Scheduled
Charter
Cargo
Comp. Services
Market strategies
Alliance Strategy
Communication strategy
Employee strategy
Customer strategy

The strategy of the Group consists of the following specific core elements, the fundamental principles of which remained unchanged in the report period:

- In the medium term, the Austrian Airlines Group is striving to achieve value-driven expansion within its defined core fields of activity of scheduled, charter and cargo.
- Under the Focus East programme, the company is pursuing a highly targeted strategy of specialisation. The stated strategic goal of the Austrian Airlines Group, in addition to opening up local market potential in the Vienna/Bratislava region as effectively as possible, is to maintain the Group's leading

position in bi-directional transfer traffic between Western Europe and Central/Eastern Europe, and in European transfer traffic into the Asia-Pacific region.

- As a network carrier, the Austrian Airlines Group is constantly striving to improve its network quality with highly frequent connections and above-average levels of service quality. In so doing, the Group views itself as a preferred carrier in both the business travel and leisure travel markets.
- The company is positioning itself well in relation to the increasing number of low-cost airlines in local traffic through its offensive product policy within the framework of the '**red**ticket – return flight inclusive' product brand.
- In the leisure sector, operating under the Lauda Air brand, the Group is striving to assert its position in the Austrian market.
- The three Production Companies of the Group, Austrian Airlines, Tyrolean Airways and Slovak Airlines, handle flight production on a technical-operational level.
- The Austrian Airlines Group pursues all these objectives while maintaining its economic independence within the framework of active integration into the world's leading airline alliance, the Star Alliance.

Demanding benchmarks

In order to evaluate the progress made in the implementation of its strategy, the Austrian Airlines Group has set itself a series of demanding benchmarks:

Strategic aims

by 2009

- Clearly positive CVA contribution by 2009
- Outperformance of MSCI Europe Airlines Index by 3% over a three-year period
- Increase in equity ratio to above 25%
- Reduction in unit costs (adjusted for effects of route length) to below the average for European competition

Focus East in the scheduled segment

Based on the principle that the strong geopolitical location of its Vienna hub should be used to optimum effect, the traffic strategy for the scheduled segment of the Austrian Airlines Group provides for the following key lines of attack:

- Optimum exploitation of market potential in the Austrian domestic market and existing European local markets
- Use of the benefits of the location of Vienna to maintain the Group's leading position in European West-East and East-West transfer
- Focused expansion of long-haul traffic into the Eastern hemisphere


Central and
Eastern Europe
Vienna
Asia
Middle East

Focus East Strategy

Specialisation expanded further

The specialisation programme entitled 'Focus East', introduced in 2004, is consistently and continuously expanded with these overriding objectives in mind. Despite the challenging conditions, the Austrian Airlines Group made further significant progress in the financial year 2005 through targeted expansion of its flight network. At the level of local traffic to Western Europe, by contrast, the Group focused on the realisation of synergies in cooperation with partners within the Star Alliance.

From a geographical perspective, the Focus East strategy is based on the three central pillars of Central and Eastern Europe, the Middle East and Asia and Australia. The development of the aviation sector in all this regions is extremely dynamic at present, and we are working on the assumption that such above-average growth will continue into the medium-term future.

The Austrian Airlines Group already maintains a dense network and an outstanding market position in these regions. The Group is the market leader in Central and Eastern Europe with 41 destinations in the region, is in 3rd place in terms of flights provided to the Middle East, and currently enjoys an excellent 4th place amongst all European airlines in terms of traffic to Asia/Australia. In a series of future staggered expansions, Focus East is intended to produce greater deepening of existing route availability both by increasing flight frequency to current destinations and by integrating new cities into the network.

The three pillars of the Focus East strategy

Central and Eastern Europe	Middle East	Asia/Australia
21 countries	10 countries	8 countries
41 destinations	13 destinations	12 destinations
525 weekly connections	98 weekly connections	63 weekly connections

Eastern hemisphere as focal point

The primary growth driver for the Group is its continued specialisation in the eastern hemisphere. In an effort to strengthen its position in selected focus markets in the east, the Group is gradually expanding its capacity in long-haul traffic to the Far East and Australia. Examples of particularly attractive markets include China and India. Long-haul westward traffic has been consolidated, on the other hand, with a concentration on three North Atlantic destinations.

Continued growth in Central and Eastern Europe

With its expansion into Central and Eastern Europe, the Austrian Airlines Group has defined for itself an outstanding position as a pan-European specialist in Eastern Europe. Due to the tendency of countries in Central and Eastern Europe to develop from purely target markets into source markets, and the associated above-average increases in traffic volume coming out of the region, it continues to offer extremely attractive potential for growth. Examples of important target markets in the area include the Balkans, Russia and Ukraine, Bulgaria and Romania.

Number of destinations compared to competitors



41
34
26
22
19
15
14
14
11
6
Number of destinations in CEE[1]
Austrian Airlines Group (AAG)[2]
Lufthansa
CSA
British Airways
Malev
LOT
SAS
Alitalia
Air France/ KLM
Swiss

1 Based on summer schedule 2005
2 Includes five codeshare destinations
Source: OAG


St. Petersburg
Ekaterinburg
Riga
Moscow
Vilnius
Minsk
Warsaw
Kiev
Ostrava
Krakow
L'viv
Kharkov
Prague
Vienna
Bratislava
Kosice
Dnepropetrovsk
Budapest
Chisinau
Donetsk
Ljubljana
Pécs
Cluj
Iasi
Odessa
Rostov
Sibiu
Zagreb
Belgrade
Bucharest
Krasnodar
Split
Sarajevo
Dubrovnik
Varna
Sofia
Podgorica
Pristina
Skopje
Tbilisi
Tirana
Ohrid
Yerevan
Baku

Destinations in CEE

Expansion in the Middle East

Traditionally, the Austrian Airlines Group enjoys a particularly strong association with the countries of the Middle East. The Group has a very strong market position in the region, a standing fostered by Austria's excellent reputation there. The Austrian Airlines Group took advantage of recent particularly strong development in the Middle Eastern aviation sector to launch a programme of targeted expansion in the financial year 2005. The efforts of the Group focused on the Eastern Mediterranean coastal region and the hinterland between North Africa and the Middle East.

In the charter segment, the Austrian Airlines Group is striving to assert its position in the Austrian market.

Expansion in the freight segment

Working in line with scheduled traffic, the cargo segment will also continue to expand into the markets of Central and Eastern Europe, as well as into the booming region of Asia. This should be achieved primarily by means of cooperation agreements on freight-only services and by increasing road feeder services – freight traffic provided as a combination of air cargo and road-based transport. In addition to deepening its existing cooperation with Ukraine International Airlines and Eva Air, the Group is currently negotiating with a range of other airlines over the possibility of future cooperation, above all in Central and Eastern Europe.

Traffic and network strategy

Vienna Airport as central hub

The importance of transfer traffic is continually increasing for the Austrian Airlines Group, as it is for the Vienna hub. Against this background, the Austrian Airlines Group has been highly successful in expanding its traffic hub of Vienna over recent years, so that today it offers its clients one of the most effective transfer networks in Europe. As a result of this, the Group has been able to significantly increase the share of its total passenger volume attributable to transfer traffic, to its current level of around 60% for the year as a whole.

Opening up additional secondary markets

Large primary markets (regions surrounding capital cities such as London, Paris or Warsaw) are usually characterised by high traffic volume and strong competition, and are connected to the Vienna hub by frequent flights using large aircraft. The strategic focus of the Austrian Airlines Group, however, is primarily on expanding and developing secondary markets – medium-sized economic regions for which competition is less intense, and for which transfer traffic via the Vienna hub is especially attractive. Based on this strategy, the Austrian Airlines Group has defined its objectives as being to maintain its role as a market leader in existing secondary markets and to remain a 'first mover' in opening up new markets.

The safeguarding and sustained improvement of the competitiveness of Vienna as a location is of particular importance to this scenario. To this end, the Group works continuously to increase the performance quality

Increasing the competitiveness of Vienna hub

of its network. In cooperation with other stakeholders, the Austrian Airlines Group launched a range of initiatives in the financial year 2005 designed to upgrade the competitiveness of Vienna as a location.

Selective participations

The Austrian Airlines Group has also made active use of the opportunity presented by the expansion of the EU into Eastern Europe to acquire selective participating interests. Due to the strategic importance for air traffic of the Vienna/Bratislava region, the Group acquired a majority interest in Slovak Airlines in January 2005. The company has since been integrated into the Austrian Airlines Group as its third Production Company for scheduled services. Similarly to the connection with Ukraine International Airlines in place since 1996, this equity interest is proof of the successful bridgehead strategy of the Austrian Airlines Group. Alongside the expansion of its own route network, the strategy enables the company to establish a permanent regional presence by encouraging close cooperation with local carriers and acquiring selective financial interests as and when applicable. To this end, the Group is constantly examining the possibility of cooperation and participation agreements, especially in non-EU states.

ADRIA
AIR CANADA
AIR NEW ZEALAND
ANA
Asiana Airlines
Austrian
Blue1
bmi
CROATIA AIRLINES
LOT POLISH AIRLINES
Lufthansa
SAS Scandinavian Airlines
SINGAPORE AIRLINES
Spanair
TAP PORTUGAL
THAI
UNITED
US AIRWAYS
VARIG

Transparency through the Production Company concept

The Austrian Airlines Group has assigned specific operational areas to its individual airlines according to a Production Company Concept. This guarantees the unambiguous allocation of responsibilities, and above all objective measurement of the contribution made by each company to the costs and results of the Group as a whole. The Austrian Airlines Production Company – which appears under the Austrian brand when providing scheduled services and as Lauda Air in the leisure traffic segment – bears operational responsibility for the scheduled and cargo divisions with the exception of regional traffic. The Tyrolean Airways Production Company – present in the market under the Austrian arrows brand – covers regional traffic. Since the autumn of 2005, Slovak Airlines has also been integrated into this concept as a Production Company for scheduled business, with responsibility for flight production at Bratislava Airport.

Active integration into the Star Alliance

The Austrian Airlines Group has been a member of the Star Alliance, currently the world's largest airline alliance, since March 2000. The 19 Star Alliance member airlines enjoy access to a dense network of destinations across the world, and offer an attractive portfolio of frequent connections, rapid services and attractive frequent flyer programmes. In the financial year 2005, Portuguese airline TAP was accepted as the 19th member of the Star Alliance, while Swiss International and South African Airways will join the organisation in 2006.

Through its integration into this alliance system, the Austrian Airlines Group is seeking to achieve a critical mass, particularly in areas such as Network, Distribution and Sales, which will have the effect of minimising costs and increasing revenues.



26.1% Others
31.5% Star Alliance
18.5% Oneworld
23.9% Sky Team

Star Alliance, a leader in world aviation

shares of world revenue in %, calendar year 2004

Quelle: IATA

The best tools.





We combine highly experienced employees with one of the most modern fleets in the air today. Our aircraft are far below the average age for European airlines, and amongst the global technological leaders. And to ensure things stay that way, we focus investment on regularly training and updating our technical staff and crews. For optimum maintenance and use of our fleet. To the daily benefit of our customers.

Austrian Airlines Shares

The negative industry environment for airline shares worldwide also produced significant declines in the Austrian Airlines share price in 2005. The main factors in this trend were the oil price, which repeatedly hit new record highs, economic and geopolitical uncertainties and the fears surrounding avian flu. At EUR 6.57, the Austrian Airlines share price at the end of the year was 32.0% below its level for the previous year. Due to the fact that the market capitalisation of the shares in free float also fell sharply as a direct result of these challenging conditions, Austrian Airlines shares were suspended from the ATX in September. Despite this setback, the company remains as committed as ever to the implementation of its extensive Investor Relations programme, and is experiencing levels of broad research coverage similar to those in the past.

International share markets cautious

After performing extremely weakly throughout the first quarter of the year, share markets began to regain confidence around the middle of the second quarter of 2005. Although share indices within Europe as a whole were more dynamic from the beginning of the year onwards, share performance internationally suffered due to the oil price trend and geopolitical uncertainties in the report period. The FTSE Index increased by 16.9% over the year as a whole, while the German DAX rose by 28.3%

Information on Austrian Airlines Shares

Stock Exchange listing	Vienna (Introduction 1988), Official Trading /Prime Market
Market Maker (Stock Exchange)	Bank Austria, Erste Bank
Market Maker Futures and Options Market	Erste Bank, Timber Hill (Europe)
Reuters	AUAV.VI
Bloomberg	AUA
Datastream	O:AUA
ÖTOB	AUA
ÖKB-WKN	062015
ISIN	AT0000620158

Strong trend on the Vienna Stock Exchange

The trend on the Austrian Traded Index or ATX was decidedly stronger once again, aligning itself with the trend on Eastern European share indices to forge well ahead of the key international benchmarks. The ATX closed at a high of 3,667 points on 31 December 2005, which translated into an increase in value of 50.8% compared to the previous year. This trend was sustained primarily by proximity to the more dynamic national economies of Central, Eastern and South-Eastern Europe. The attractiveness of the market, expansion in the product range due to new listings and capital increases, and the higher number of participants in trading once again produced a significant rise in the volume of trading, with total turnover on the spot market more than doubling in 2005 compared to the previous year, to an average of EUR 6.2 billion per month. Total market capitalisation as at 31 December 2005 was EUR 107.1 billion, 65.8% above the comparable figure for December 2004.

Austrian Airlines share price suffers sharp decline



12
10
8
6
4
2
EUR
1.1.2005
1.4.2005
1.7.2005
1.10.2005
31.12.2005

Austrian Airlines share price trend

Austrian Airlines: –32.0%

The trend amongst airline shares was strongly influenced by the movements in the oil price and other external factors in the financial year 2005. The repeated record highs in the oil price, macroeconomic and geopolitical uncertainties, and fears that the avian flu virus would spread dampened future prospects for the industry considerably, and a similar negativity was reflected in the valuation of shares. The trend in the MCSI Europe Airline Index has been sideward since crude oil prices began to rise sharply in the second quarter of 2004. Only in the third quarter of 2005 was the MSCI able to recover ground, following publication of improved results by European airlines and a slight fall in the oil price, and it closed up 32.5% at the end of the year.

In this almost entirely negative industry environment, Austrian Airlines shares suffered a sharp decline in the financial year 2005. The company's share price fell particularly sharply in the early months of the year, slipping from EUR 10.05 to EUR 6.43. This was due to the high oil price, very weak load factor in the first quarter and a revision of the forecast result for 2005. This downward trend came to an end in May, and following a slight recovery the price was subject to sideward movement until the end of the third quarter. Despite good news in the form of the company's continuing strong traffic results, the share price dropped further in October, to EUR 6.20, again as a result of new record high oil prices, ending the year slightly up on this low. On 29 December 2005 the Austrian Airlines shares were trading at EUR 6.57, 32.0% below their value at the end of 2004.

Market capitalisation declines

The Austrian Airlines Group is listed with a capital stock of EUR 247.2m, split into 34 million shares on the Prime Market of the Vienna Stock Exchange. With market capitalisation falling sharply in the past year due to the decline in the share price, Austrian Airlines does not currently meet the 'capitalised free float' criterion of the ATX. For this reason, the ATX Committee decided in September 2005 to su-

Austrian Airlines share price compared to ATX and MSCI European Airline Index[1]

indexed as at 01.01.2005


160
140
120
100
80
60
40
20
Total Return Index Austrian Airlines
MSCI European Airline Total Return Index
ATX
1.1.2005
1.4.2005
1.7.2005
1.10.2005
31.12.2005

1) The MSCI Europe Airlines Index has been calculated since January 1995. It includes Lufthansa, British Airways, Air France, SAS and Iberia, and reflects Total Shareholder Return (price gains and dividends).

spend the company's shares from the ATX. Austrian Airlines shares were represented on the ATX Prime Index with a weighting of 0.2% on the balance sheet date. The total volume of turnover in Austrian Airlines shares on the Vienna Stock Exchange stood at EUR 240.9m in 2005, 50.8% below the figure for last year. The average daily turnover totalled 128.527 shares (in double counting).

Shareholders in Austrian Airlines


39.7% ÖIAG1
43.5% Free float
10.3% Austrian institutional investors (syndicate)1
5% Austrian Airlines
1.5% Air France

1 For the purpose of guaranteeing Austrian ownership and effective control in the sense of Article 4 of European Council Regulation 2407/92 (EEC) and the currently valid Bilateral Agreements on Air Transport, a syndicate agreement is in place between ÖIAG and Austrian institutional investors – LVBG Luftverkehrs-beteiligung GmbH, Salvelinus Handels- und Beteiligungsgesellschaft m. b. H. (Raiffeisen), Wiener Städtische Allgemeine Versicherung Aktiengesellschaft and ÖKK Holding Gesellschaft m. b. H. (BAWAG P.S.K.). Signatories to this syndicate agreement are committed to voting in the same way as ÖIAG. The shares combined within the consortium are subject to restrictions on their sale.

Free float unchanged at 43.5%

At approximately 43.5%, the proportion of shares held in free float was unchanged in the report period. The diversified international distribution of the shares between investors from Austria, Europe and countries outside Europe also remained essentially stable. This continuing broad spread of ownership demonstrates the high degree of interest and confidence in the company, particularly on the part of international investors.

Dividend cancelled again

Within the framework of its Turnaround programme, the Austrian Airlines Group is striving to achieve a lasting restructuring of its operating results and a sharp reduction in the level of debt. Despite the reductions made in recent years, the net gearing of the Group continues to exceed the level that the Group is working to achieve, and stood at 186.2% as at 31 December 2005. Due to the lack of a positive balance sheet result at the parent company for the past financial year, payment of a dividend in 2005 will again not be possible. In the medium term, the turnaround is designed to benefit shareholders through the payment of appropriate dividends.

Key figures

EUR



1.42
1.34
-4.05
2003
2004¹
2005³
Earnings per share
1.35
1.27
-4.05
2003
2004¹
2005³
Earnings per share diluted²

1 Restated; please see Note 3 for details of the adjustment. The figures for 2004 have also been adjusted to the classification used in the report period.
2 Adjusted by average number of own shares held by the company
3 Due to the net loss for the year, the diluted earnings per sahre correspons to the earnings per share

Investor Relations – transparency and confidence

Strong interest continues

The Investor Relations activities of the Austrian Airlines Group are oriented towards providing all its target audiences in the financial community with detailed information about the company and impartial evaluation of its shares in accordance with the up-to-date situation. Transparency, service and symmetry of information are considered the most important guiding principles of a wide range of measures employed by the company in this area. In the report period, institutional investors, analysts and private shareholders were again provided with comprehensive information concerning the latest developments within the company at various international roadshows and numerous one-to-one presentations. The Austrian Airlines Group organised an Investor Day in November 2005, which was extremely positively received by the numerous investors from Austria and abroad who took part.

Austrian Airlines shares continue to generate a high level of interest amongst key players in the financial community, a fact reflected in its extensive research coverage. Numerous Austrian and international investment houses, including Bank Austria, Citigroup Smith Barney, Deutsche Bank, Erste Bank, Exane BNP Paribas, Hypo Vereinsbank and Raiffeisen Centrobank, publish corporate analyses of the Austrian Airlines Group on a regular basis.

Investor Relations Contact

Prisca Havranek-Kosicek
Tel.: +43/5/1766-3311
e-mail: investor.relations@aua.com

Interested investors wishing to access regularly updated information about Austrian Airlines will find the Investor Relations section of the company website at **www.austrian.com** is all they need. Details of key financial results can also be downloaded around the clock. In addition to this service, the Investor Relations team is always happy to provide answers to more specific questions about the company.

Financial Calendar 2006

Annual Results 2005	28 February 2006
Annual General Meeting, Austrian Airlines AG	22 May 2006
First Quarter Results 2006	25 April 2006
Half-Year Results 2006	25 July 2006
Third Quarter Results 2006	24 October 2006

Key figures for investors

		2005	2004	2003	2002	2001
Share price at year-end	EUR	6.57	9.66	6.52	6.90	7.80
Share price high	EUR	10.05	13.60	7.89	10.52	16.52
Share price low	EUR	6.20	6.57	5.71	5.60	5.50
Market capitalisation at year-end[1]	EURm	212.2	312.0	210.6	222.9	265.2
Turnover on Vienna Stock Exchange	EURm	240.9	489.8	76.3	149.5	207.7
Average daily turnover	EURm	0.97	1.96	0.31	1.10	1.18
Trading volume on Vienna Stock Exchange	Shares million	31.9	46.0	11.3	18.0	20.5
Futures and Options Market	Contracts	60,854	107,319	12,846	27,841	27,385
Dividend[2]	EUR	–	–	–	–	–

1 From 2002: adjusted by 1.7 million repurchased shares
2 Dividend 2005: due to lack of balance sheet profit at the parent company, dividend payment not possible

Strong connections.



Vienna offers a great deal. Culture, hospitality, charm, business and quality of life. A city with something for everyone. It is also the best hub between East and West. We offer our passengers the perfect airline, whatever their need. Austrian for scheduled flights, Austrian arrows for regional air travel and Lauda Air when it's time to take a holiday. The best choice every time.

Business Development 2005

A further sharp increase in the price of crude oil and therefore kerosene, a slump in demand in the first quarter and unusually high seasonality of flight demand throughout the year affected the result trend of the Austrian Airlines Group in the financial year 2005. As a result, and despite increases in traffic performance and revenue, both the EBIT adjusted and EBIT of the Group were significantly below the level for the preceding year. To counter these difficulties, the Group immediately introduced the 'Turnaround in the Turnaround' programme of measures. The investments of the Austrian Airlines Group increased by around 10% in the report period, primarily due to the expansion of the fleet by new aircraft on the basis of existing long-term orders.

Highly volatile environment continues

As a highly cyclical industry, the international aviation sector is strongly dependent on the wider economic trend and extremely susceptible to external factors.

The signs of a global upswing that were already clearly recognisable in 2004 continued in 2005. The major drivers of this expansion were the USA, with GDP growth of 4.0%, and the Asian region – primarily China, which experienced economic growth of 9.3%. Experts expect to see this positive growth trend in these regions continue in the medium term, although they may lose some momentum in 2006.

The economic trend in the Eurozone, and in Germany in particular, continued to be sluggish in the report period. In stark contrast, the dynamic economic growth in the new member states of the EU.continued throughout 2005, with levels of growth of 4% and 5% forecast for the medium term. At around 2.2%, the rate of growth in Austria was above both the figure for the preceding year and average growth for the 25 EU member states. Economic commentators are now forecasting GDP growth in Austria of around 2.3% for 2006, again slightly above the expected European average of approximately 2.1%. Further growth could be impaired by insecurity over the future trend in the oil price and fears of higher inflation and interest rates.

Despite significant traffic growth, the increase in the oil price led to a dramatic worsening in the result situation in aviation as a whole. Forecasts by the industry association, IATA, are now suggesting that the sector will suffer global cumulative losses of around USD 6 billion in 2005.

Annual Statement of Accounts according to IFRS

The Annual Statement of Accounts 2005 of the Austrian Airlines Group was prepared in accordance with IFRS – International Financial Reporting Standards (formerly known as International Accounting Standards or IAS). In the interest of improved international comparability, the Group introduced International Accounting Standards into its reporting in 2000. Please refer to Note 39 of this Annual Report for details of the individual business areas (segments). Due to the acquisition by the Austrian Airlines Group of a 62% share in Slovenske Aerolinie, a.s. (Slovak Airlines) in January 2005, this company is shown as fully consolidated in the report period. By contrast, due to its intended disposal, Airest Restaurant- und Hotelbetriebs GmbH is fully consolidated in simplified form, applying IFRS 5 for the first time.
In the report period, changes were made in accordance with IAS 16 to the reporting of essential aircraft maintenance and to the assessment of the depreciation of essential aircraft components (cabins, engines, interiors, etc.). Since these essential changes have affected the information provided in previous years, the correspondent changes have been made retrospectively by applying IAS 8. These changes affected the entries for Aircraft, Non-current provisions, Tax deferral and Shareholders' equity in the balance sheet, and the entries for Expenses for materials and related services, Depreciations and Expenses on deferred tax in the profit and loss account. For full details of these changes, see Note 3.

Increases in traffic performance and load factor

Traffic performance increased by 7.6% despite strong seasonality

Against the background of rising demand overall, the Austrian Airlines Group reported an increase in traffic demand measured in revenue passenger kilometers (RPK) of 7.6% in the report period. The trend over the year as a whole was exceedingly irregular, however.

The Group was confronted by a huge fall in passenger demand in the winter of 2004/05. This was caused by a mix of negative factors, primarily overcapacity at the Austrian Airlines Group and price increases caused by a sharp rise in security charges and the fuel surcharges that had become necessary. The combination led to a slump in the load factor. In reaction to this situation, the Austrian Airlines Group sharply reduced its originally planned capacity growth and simultaneously introduced a sales offensive. In the summer of 2005 it became possible both to expand production more strongly and to market this more effectively as a result of increased demand. In the winter, with levels of demand traditionally weaker, flight productivity was revised back downwards to slightly above the level for the preceding year.

Improvement in load factor

The company succeeded in turning around the initial decline in the load factor by the second quarter, and from May onwards the level of utilisation of available seat capacity was clearly up on the figure for the previous year. As a result the passenger load factor, indicator of the load factor on scheduled services, increased by 1.7 percentage points in the report period to 73.8%.

More than 10 million passengers for first time

On 27 December 2005, the Austrian Airlines Group exceeded the psychologically important figure of ten million passengers carried in one year for the first time in its history. In concrete terms, the Group carried a total of 10,119,773 passengers in the report period, a figure 7.6% above the figure for the preceding year. Flight production, measured in available seat kilometers (ASK), was expanded by 5.7% in the report period. This increase was above the average comparable figure for the member airlines of the AEA (+4.9).

Trend in ASK and passengers carried, absolute and in % (2003-2005)



24,800
+17.8%
29,218
+5.7%
30,887
8,479
+10.9%
9,405
+7.6%
10,120
2003
2004
2005
Available seat kilometers (millions)
2003
2004
2005
Passengers carried (000)

Slight reduction in yields

The yields of the Austrian Airlines Group continue to come under pressure. This was most noticeable in the short-haul and medium-haul segments in the report period, due to the intense competition in the European aviation sector, while the trend for long-haul traffic was more stable. Overall, the Group's average revenue per seat kilometer sold (with taking surcharges into account) fell by around 5%. The fuel surcharges introduced to offset the increased fuel costs seen since May 2004 did serve to cushion the impact of this negative trend to some extent. Overall, the company was able to increase operating revenue per ASK (before Exceptionals) by approximately 1%.

A challenging result situation

Profit and loss account

EUR m	2005	2004[1]	+/– abs.	+/– %
Operating revenue	2,485.8	2,357.9	127.9	5.4
Operating expenses	–2,585.8	–2,283.5	–302.3	–13.2
EBITDAR	303.5	404.1	–100.6	–24.9
EBITDAR adjusted[2]	319.4	386.7	–67.3	–17.4
Result from operating activities[3] (EBIT)	–100.0	74.4	–174.4	–
Result from operating activities[3] (EBIT) adjusted[4]	–52.0	9.3	–61.3	–
Financial result	–29.6	–26.0	–3.6	–13.8
Profit/loss before tax	–129.6	48.4	–178.0	–
Profit/loss before tax adjusted[4]	–94.9	–22.1	–72.8	–
Profit/loss from continued business divisions	–131.3	43.9	–175.2	–
Profit/loss from continued business divisions adjusted[5]	–96.6	–26.6	–70.0	–
Net profit/loss for the year	–129.1	43.9	–173.0	–

1 Restated; please see Note 3 for details of the adjustment. The figures for 2004 have also been adjusted to the classification used in the report period.
2 Adjusted to account for profit/loss on the disposal of assets, other costs of the transfer of aircraft and foreign currency valuations at the reporting date.
3 Before incorporation of associated companies.
4 Adjusted to account for profit/loss on the disposal of assets, other costs of the transfer of aircraft, foreign currency valuations at the reporting date and recovery/impairment of the value of aircraft.
5 Adjusted to account for profit/loss on the disposal of assets, other costs of the transfer of aircraft, foreign currency valuations at the reporting date, recovery/impairment of the value of aircraft and in 2004 the effect of changes in the rate of corporation tax.

Pressure on result

The profitability of the Austrian Airlines Group worsened significantly in the financial year 2005, with the EBIT adjusted declining from EUR –9.3m to EUR –52.0m. The EBIT fell to EUR –100.0m (2004: EUR 74.4m). This is mainly due to special items, overwhelmingly resulting from the sale of aircraft.

At EUR –29.6m, the financial result of the Austrian Airlines Group remained essentially the same as the preceding year (2004: –26.0m). On this basis, the loss before tax was EUR –129.6m, remaining significantly below the profit for 2004 (EUR 48.4m), resulting in an overall net loss for the year of EUR –129.1m (2004: EUR 43.9m).

Oil price, seasonality and personnel surplus

One of the key factors in the result trend being so sharply out of line with expectations was the continuing rise in the price of oil in 2005, against all forecasts, which brought the Group total additional costs of almost EUR 144.5m. Another reason was the weakness of demand in the first quarter, which caused a significant fall in revenue. Looked at over the year as a whole, this resulted in a marked decline in personnel productivity, as staffing levels had been increased in Flight Operations and ground services based on the levels of growth originally expected that could only be partly adjusted at short notice due to the long lead times in training. Another negative effect was the greatly increased seasonality of flight demand, which was significantly higher than the annual average in the report period and led to unusually severe losses of productivity, especially in the winter quarters, when productivity is traditionally weaker.

Result trend

EUR m



63.3
74.4
-100.0
25.7
48.4
-129.6
2003 2004[1] 2005
Result from operating activities[2] (EBIT)
2003 2004[1] 2005
Profit/loss before tax

1 Restated; please see Note 3 for details of the adjustment. The figures for 2004 have also been adjusted to the classification used in the report period.
2 Before incorporation of associated companies.

Revenue and operating revenue increase

Operating revenue

EUR m	2005	2004[1]	+/- abs.	+/- %
Flight revenue	2,260.5	2,087.0	173.5	8.3
Other revenue	132.4	137.7	-5.3	-3.8
Revenue	2,392.9	2,224.7	168.2	7.6
Other income[2]	92.9	133.2	-40.3	-30.3
Operating revenue	2,485.8	2,357.9	127.9	5.4

1 Restated; please see Note 3 for details of the adjustment. The figures for 2004 have also been adjusted to the classification used in the report period.
2 Includes changes in inventories and earnings from the sale of tangible and intangible assets.

Compared to the expansion in production of 5.7% (ASK), the Austrian Airlines Group was able to increase its flight revenue in 2005 at the disproportionately strong rate of 8.3% to reach a total of EUR 2,260.5m (2004: EUR 2,087.0m). Other revenue in 2005 was slightly down on the previous year at EUR 132.4m (2004: EUR 137.7m) due to lower income from aircraft leasing. Other income[2] decreased only slightly when adjusted for exchange rate gains reported in 2004. On this basis, operating revenue increased overall by 5.4% to EUR 2,485.8m.

Other revenue[1]

%



6.4% Revenue from service provider charging
3.1% Other
9.8% Aircraft lease
38.9% Sales of goods
10.1% Handling services
22.5% Technical services
9.2% Commissions

1 See Note 9 for details

Disproportionately strong increase in expenses

Similarly to the preceding financial year, the trend in the expenses of the Austrian Airlines Group in the report period was strongly influenced by the development of kerosene prices. Another crucial factor was a rise in personnel costs caused by the expansion in staffing made in anticipation of higher demand. As a result of these factors, the operating expenses of the Group increased sharply in the financial year 2005, rising by 13.2% to EUR 2,585.8m.

Fuel expenditure up by 46.6%

While expenses for materials and related services of the Austrian Airlines Group increased by 12.0% to EUR 1,546.2m in the report period, the rise in fuel expenditure – which rose by 46.6% to reach EUR 454.3m – was dramatically above the increase in production of 5.7%.



+46.6%
454.3
+44.2%
309.8
214.9
compared to previous year
2003
2004
2005

Fuel expenditure absolute
EUR m, %

Price of kerosene hits record level

The background to this cost increase is the trend in the price of kerosene, which, against the expectations of most experts, continued to rise sharply in the report period compared to the figure for the preceding year. The average kerosene price rose from USD 398/t in 2004 to USD/t 562 in 2005. As a result, it also considerably exceeded the internal planning assumptions of the Austrian Airlines Group, which had run to USD/t 450. Following a brief lull in the early months of the year, the price of kerosene began to inexorably rise once again in the second quarter of 2005, reaching a new record level of more than USD/t 700 in the third quarter. Towards the end of the year, the price stood at around USD/t 550, but remained exceptionally volatile.

The fuel hedging policy of the Austrian Airlines Group is based on a comprehensive evaluation of all involved risks. The Group pursues a clear policy of risk minimisation, which does not allow for opportunistic speculation on short-term price fluctuations. As the consistent application of the hedging instruments available on the market requires a significantly stronger capital structure, however, it was not commercially possible for the Austrian Airlines Group to hedge against the risk of price change in the financial year 2005. For this reason, we did not employ any hedging measures.



800
700
600
500
400
300
200
100
2004
2005

Price trend, jet fuel
USD/t

In an effort to partially compensate for the additional expenditure on kerosene, the Austrian Airlines Group – in common with the majority of its competitor airlines – introduced fuel surcharges in stages from May 2004, which are reported as additional revenue in the flight revenue position. However, these surcharges could only cover a part of the additional costs.

Expenses trend, 2005[1]

EUR m, %


+12.0%
1,546.2
+7.6%
502.1
+32.6%
337.8
+10.4%
199.7
+13.2%
2,585.8
compared to previous year
Expenses for materials2
Personnel expenses
Depreciation3
Other expenses
Operating expenses

1 Restated; please see Note 3 for details of the adjustment. The figures for 2004 have also been adjusted to the classification used in the report period.
2 And related services.
3 And amortisation.

Personnel expenses rise

The personnel expenses of the Austrian Airlines Group increased by 7.6% to reach EUR 502.1m in the report period. This rise is primarily a result of an increase in staff in the areas of Flight Operations and Ground Services, which was made on the basis of the production growth originally planned for 2005 and could only be partially readjusted at short notice following the revision of growth assumptions. For this reason, the Group will continue working to increase levels of flexibility in the workforce to enable such rises in seasonality to be balanced out when necessary. In order to increase the quality of services, particularly in ground processes, the Group took on extra employees in targeted individual areas in the report period.

While staffing levels at the Austrian Airlines Group rose overall, personnel costs per employee actually fell by 2.7% in the report period. This is the result of a number of factors, including the new Collective Agreement for Inflight Personnel concluded in the financial year 2004.

Other expenses of the Group rose only slightly, by 10.4%, to reach EUR 199.7m. This was primarily the result of exchange rate losses due to foreign currency valuations at the reporting date in 2005, while the comparable period in the financial year 2004 was characterised by exchange rate gains. When adjusted to account for these effects, other expenses decreased by EUR 9.7m. This was primarily a result of the strict cost-management employed in the administrative divisions of the company.

Depreciation and amortisation rose in the report period from EUR 254.7m to EUR 337.8m. The main causes of this increase were impairments according to IAS 36 (Impairment) of EUR 32.1m, which resulted from the planned sale of aircraft in the process of fleet adjustment. When adjusted to account for these special items, depreciation in the report period totalled EUR 305.7m (2004: EUR 302.4m).

Unit costs rise slightly

Increase of 3.5%

Due to the increases in fuel and personnel costs and the increase in security charges at the beginning of 2005, the Austrian Airlines Group was unable to continue reducing its unit costs in the financial year 2005, which had previously been declining consistently since 2001. Against this background, unit costs (total adjusted operating expenses in relation to ASK) increased by 3.5% to 8.18 ct/ASK (2004: 7.90 ct/ASK). Employee productivity (measured in ATK per employee) also fell somewhat due to the revision of growth expectations that became necessary and the resulting personnel surplus. The Group succeeded in lowering these reductions in productivity by successively increasing production in summer 2005, however.


+10.5%
520.6
-4.5%
497.0
470.9
8.48
3.5%
8.18
-6.8%
7.90
Productivity and unit costs
Compared to previous year
2003 2004 2005
ATK/employee (000)
2003 2004 2005
Adjusted unit costs (ct/ASK)

Significant increase in net cash flows from operating activities

At EUR 259.8m, net cash flows from operating activities at the Austrian Airlines Group were 23.5% up on the preceding year. This was primarily due to improvements in working capital.

Investments of EUR 293.4m

Despite its clear strategy of expansion, the Austrian Airlines Group continues to pursue a restrictive investment programme. With the exception of five used Fokker 100 already acquired in 2004 at cost-effective prices, the only aircraft to be newly incorporated into the fleet in 2005 were those for which delivery dates had already been fixed on the basis of existing orders. In concrete terms, these were three Airbus A319, two Dash 8-400Q and two Boeing B737-800.

As a result, payments (investments) resulting from the acquisition of tangible and intangible assets increased by 9.5% in the financial year 2005 to EUR 293.4 (2004: EUR 267.9). Due to the sale of real estate of the Austrian Airlines Group at Vienna Airport as part of a sale-and-lease-back transaction in December 2005, net cash flows from investing activities improved to reach EUR –81.2m (2004: EUR –190.6m). Net cash flows from financing activities reached EUR –125.8m (2004: EUR –140.5m)

Net cash flows

EUR m	2005	2004[1]	+/– abs.	+/– %
Net cash flows from operating activities	259.8	210.4	49.4	23.5
Net cash flows from investing activities	–81.2	–190.6	109.4	57.4
Net cash flows from financing activities	–125.8	–140.5	14.7	10.5
Change in cash and cash equivalents	52.8	–120.7	173.5	–

1 Restated; please see Note 3 for details of the adjustment. The figures for 2004 have also been adjusted to the classification used in the report period.

Liquidity secured

Cash and cash equivalents up by 52.8m

The level of cash and cash equivalents of the Austrian Airlines Group increased by EUR 52.8m in the report period to reach EUR 120.8m. The liquidity of the Group is assured by existing reserves and a policy of restrictive investment management.

Net debt reduced

Despite the fact that operating performance was below expectations, the Austrian Airlines Group continues to focus on consistently reducing its liabilities and improving its balance sheet structure. The Group reduced its net debt in the past financial year from EUR 1,244.5m to EUR 1,053.1m, although the gearing ratio (net debt to equity ratio) rose from 181.3% in 2004 to 186.2% in the report period, due to the decline in the result.

Net Debt, Net Gearing



1,311.9
1,244.5
1,053.1
2003[1] 2004[1] 2005
Net Debt[2] (EUR m)
217.0
181.3
186.2
2003[1] 2004[1] 2005
Net Gearing[3] (%)

1 Restated; please see Note 3 for details of the adjustment. The figures for 2003 and 2004 have also been adjusted to the classification used in the report period.
2 Non-current liabilities, excl. provisions and deferred tax assets, minus cash and cash equivalents
3 Net debt in relation to shareholders' equity

Shareholders' equity falls to 17.7%

Due to the difficult result situation, the equity ratio of the Austrian Airlines Group fell to 17.7% at the balance sheet date of 31.12.2005 (31.12.2004: 20.8%). As a consequence of this, the ROE of the Group also worsened (-21.7%), as did the ROCE (-4.8%). Non-current liabilities fell by EUR 116.1m in the report period to EUR 1,622.4m. The CVA reached EUR −170.4m in the financial year 2005.

Balance sheet structure

EURm



3,199.3
3,303.8
3,303.8
3,199.3
Aircraft 2,274.4
2,342.6
686.4
565.3 Shareholders' equity
1,738.5
1,622.4 Non-current liabilities
Other tangible assets[1,2] 95.0
Other non-current assets[3] 366.7
203.2
424.3
Cash and Cash Equivalents 120.8
Other current assets[4] 342.4
68.0
265.7
878.9
1,011.3 Current liabilities
2005 2004[1]
Assets
2004[1] 2005
Shareholders' equity and liabilities

1 Restated; please see Note 3 for details of the adjustment. The figures for 2004 have also been adjusted to the classification used in the report period.
2 Equity interests in associated companies.
3 Other receivables and assets and deferred tax assets.
4 Including assets held for disposal.

Value management ratios

EUR m, %	2005	2004[1]
ROE[2]	–21.7	7.5
WACC[3]	6.0	8.0
ROTGA[4/7]	5.2	5.9
ROCE[5]	–4.8	3.1
CVA[6/7]	–170.4	–207.0
Change in CVA[7]	36.6	–12.2

1 Restated; please see Note 3 for details of the adjustment. The figures for 2004 have also been adjusted to the classification used in the report period.
2 Result before tax in relation to average shareholders' equity.
3 Weighted Average Cost of Capital.
4 EBITDAR in relation to Total Gross Assets (= fixed assets at purchasing costs minus non-interest-bearing debt).
5 NOPAT (= EBIT minus taxes) in relation to Capital Employed (= shareholders' equity plus interest-bearing debt minus cash and cash equivalents).
6 (ROTGA minus WACC) X Total Gross Assets (= fixed assets at purchasing costs minus non-interest-bearing debt).
7 Before consideration of corrections in accordance with IAS 8.

Risk management

Experience shows that airlines are particularly vulnerable to political uncertainty and crises. Targeted hedging by means of active risk management is therefore essential. It was against this background that the Austrian Airlines Group continued during the report period to build upon the risk management policy originally implemented in the financial year 2003. Group-wide, value-oriented risk management is now the responsibility of a single risk manager, who uses institutionalised processes to continuously gather in and analyse all relevant risks, thereby creating the basis for the prompt planning and implementation of countermeasures.

- There is a particular focus on the proactive management of external factors, especially exchange rate, interest rate and fuel price trends.
- Market risks mainly influence the load factor ('capacity utilised') and the yield (earnings per kilometer 'sold'). Precise analyses of the respective booking situation enable active revenue management oriented towards ongoing optimisation.
- Since the production of an airline (available kilometers) can only be adjusted to a limited extent in the short term, forward planning and scheduling, as well as the ability of the company to resist crises through the flexibilisation of fixed costs, are of crucial importance.
- For this reason, the Group uses capacity management to match the 'production' of flight services with current demand as precisely as possible and makes every effort is made to usefully employ or sell surplus capacity.

For further detailed information, see Note 37.


V207
2100
45
V639

The greatest care.

Finely tuned, well-engineered, state-of-the-art technology. The basis for all our services. And always in the background. For us, the foreground is for people. Every day. The best personal care. That is what our passengers experience. Every time. In the air, and on the ground. With wide-ranging booking options using the internet, quick check-in terminals and electronic ticketing, travel today is more comfortable than ever before. Only flying with us is better still.

Segments

The trend in the individual segments of the Austrian Airlines Group – these continue to be defined as scheduled, charter and complementary services –reflects the challenging conditions of the financial year 2005. The scheduled segment shows the encouraging increases at the levels of production and revenue and the improvement in the load factor, for example. Despite such successes, the EBIT from scheduled business declined significantly due to the slump in demand in the first quarter, falling yields, high seasonality of flight demand and sharp increases in kerosene and personnel costs. In the charter segment, too, both production and the number of passengers carried continued to increase.

Significant increase in traffic performance despite Q1 slump

The traffic performance of the Austrian Airlines Group for the financial year 2005 is further evidence of the successes achieved in the implementation of the offensive 'Focus East' strategy. With a total of 10,119,773 (+7.6%) passengers carried, the Group achieved a new record, exceeding the 10 million passenger mark for the first time. Around 82.2% of this total volume travelled on scheduled flights.



10,120
Total: +7.6%
9,405
1,804
Charter: +14.1%
Charter 1,581
8,316
Scheduled: +6.3%
Scheduled 7,824
Passengers carried
(000)
2004
2005

Load factor increases to 73.8%

Within the scope of its Focus East strategy, the Austrian Airlines Group increased its production capacity – measured in available seat kilometers (ASK) – by a total of 5.7% to 30,887 million in 2005. This figure placed the Group slightly above the average increase for member airlines of the AEA (+4.9%). The load factor also rose in the report period, with the passenger load factor on scheduled traffic improving by 1.7 percentage points to 73.8%.

Development of scheduled services over the year

% compared to previous year


18
16
14
12
10
8
6
4
2
-2
-4
-6
01
02
03
04
05
06
07
08
09
10
11
12
ASK
RPK
Load factor

Levels of seasonality above average

For the year as a whole, however, the traffic trend during the report period was characterised by a high level of volatility and seasonal fluctuations well above the average. As a result, the Austrian Airlines Group suffered a slump in traffic performance in the first quarter of 2005, despite having introduced wide-ranging countermeasures in Q4 of 2004. The number of passengers carried was 3.9% below the figure for the same period previous year, while the passenger load factor on scheduled services declined by 2.7 percentage points. This situation forced the Group to make severe reductions in the production growth planned on the strength of more favourable forecasts.

Positive turnaround in trend from Q2 onwards

Despite these difficulties, the Group succeeded in turning the negative trend around in the second quarter of 2005. The number of passengers carried increased by 6.3% compared to the previous year, with the passenger load factor (scheduled services) also recovering to a point only slightly down on the level for the second quarter of 2004 (0.1 percentage points). In line with the significantly stronger demand for flights, the Austrian Airlines Group also expanded flight production once again. The Group raised flight production (ASK) by 9.7% in the third quarter, an increase it was able to market extremely effectively. The figure for passengers carried rose by 13.8%, while the load factor on scheduled traffic increased by 3.4 percentage points. In the fourth quarter, flight capacity had to be reduced slightly again to the previous year's figure, to match the traditionally lower levels of winter demand. Despite this, the sales trend remained encouraging. Compared to the preceding year, the number of passengers carried increased by 10.8%, while the passenger load factor on scheduled services improved by 4.6 percentage points.

Traffic statistics

		2005	2004	+/– %
Passengers carried[1]		10,119,773	9,404,947	7.6
Block hours[2]		332,314	312,234	6.4
Available seat kilometers (ASK)	(000)	30,886,813	29,218,021	5.7
RTK	(000)	2,965,547	2,750,862	7.8
ATK	(000)	4,152,069	3,932,310	5.6
Sector flights		159,692	152,246	4.9
Total tons		160,992	149,694	7.5

1 Passengers carried: number of revenue passengers carried on individual flights; flights with one flight number are counted as *just one flight, regardless of the* number of stopovers.
2 Time from departure of aircraft from loading position until its return to position after landing.

Continued segmentation into scheduled, charter and complementary services

According to IFRS, the business segments of the Austrian Airlines Group are allocated to the areas of scheduled, charter and complementary services. The scheduled flights of the Group operate under the brands of Austrian, Austrian arrows and Slovak Airlines, while production in the charter flight segment is


Reykjavik
Oslo
Stockholm
Helsinki
St. Petersburg
Ekaterinburg
Gothenburg
Riga
Moscow
Copenhagen
Vilnius
Minsk
Dublin
Hamburg
Hannover
Berlin
Warsaw
Amsterdam
London
Brussels
Dusseldorf
Leipzig
Kiev
Cologne/Bonn
Dresden
Kharkov
Luxembourg
Nuremberg
Prague
Ostrava
Krakow
L'viv
Frankfurt
Paris
Stuttgart
Munich
Linz
Vienna
Bratislava
Kosice
Strasbourg
Altenrhein
Salzburg
Dnepropetrovsk
Donetsk
Basel
Innsbruck
Graz
Budapest
Chisinau
Rostov
Geneva
Zurich
Klagenfurt
Pécs
Cluj
Iasi
Odessa
Lyon
Milan
Venice
Ljubljana
Zagreb
Timisoara
Sibiu
Turin
Verona
Belgrade
Bucharest
Krasnodar
Nice
Bologna
Sarajevo
Split
Florence
Dubrovnik
Pristina
Sofia
Varna
Barcelona
Rome
Podgorica
Skopje
Tirana
Ohrid
Istanbul
Tbilisi
Madrid
Palma de Mallorca
Naples
Thessaloniki
Ankara
Yerevan
Baku
Lisbon
Athens
Malaga
Faro
Catania
Erbil
Tehran
Malta
Larnaca
Casablanca
Tripoli
Tel Aviv
Damascus
Amman
Funchal
Cairo
Agadir
Hurghada
Lanzarote
Tenerife
Fuerteventura
Las Palmas
Luxor
Feb06

Short and medium haul routes


Vienna
Toronto
New York
Washington
Beijing
Tokyo
Tehran
Shanghai
Delhi
Kathmandu
Varadero
Holguin
Cancun
Puerto Plata
Montego Bay
Punta Cana
Tobago
Dubai
Mumbai/
Bombay
Bangkok
Phuket
Kuala Lumpur
Malé
Colombo
Singapore
Mauritius
Sydney
Melbourne

Long haul routes

marketed under the Lauda Air brand and under the Slovak Airlines brand in the Slovakian market. Irrespective of the sales brands in question, production revenue in both the scheduled and charter segments is generated by the two Austrian Production Companies of Austrian Airlines – created following the merger of the Flight Operations Divisions of Austrian and Lauda Air – and Tyrolean Airways, while production revenue in Slovakia is generated by Production Company Slovak Airlines (for scheduled services). Since the demand curves for scheduled and charter traffic are broadly complementary when considered on weekly and annual bases, such a structure allows the precise management and optimised utilisation of the necessary capacity. This is particularly the case at weekends and during holiday periods.

The profits from the ordinary disposal of fixed assets – primarily aircraft – included in the operating revenue of the Austrian Airlines Group were allocated to the scheduled and charter segments according to the ATK produced, and are reported as other operating revenue. Exchange rate gains from the valuation of foreign currency liabilities as at the reporting date, and provisions for aircraft awaiting sale in accordance with IAS 36 (Impairment), were allocated in relation to operating revenue between the segments and reported as other operating revenue or other operating expenses respectively. Calculation of the result of each segment is based upon directly attributable costs and pro-rated fixed costs, the latter divided up in relation to revenues.

Scheduled segment: 83.5% of revenue

The most important segment of the Austrian Airlines Group in the financial year 2005 was the scheduled segment, accounting for 83.5% of revenue (2004: 83.2%). Because the revenue of the charter segment, at EUR 262.1m, increased compared to the figure for the previous year, its share of the revenue of the Group rose – due in part to the incorporation of the charter activities of Slovak Airlines – to 11.0% (2004: 10.6%). The revenue of the complementary services segment, which includes revenue from the subsidiaries of the Austrian Airlines Group, handling for third parties at Vienna Airport and the leasing out of aircraft, fell slightly to EUR 132.4m (2004: 137.7m). As a result, this segment declined slightly as a share of the revenue of the Group, to 5.5% (2004: 6.2%).


5.5% Complimentary services
11.0% Charter
83.5% Scheduled

Revenue per segment

Scheduled segment

The scheduled service segment covers all the scheduled traffic of the Austrian Airlines Group, and includes any additional services performed in the course of scheduled traffic (cargo, mail, excess baggage, etc.). Within the scope of Focus East, the strategic geographical segments in the Austrian Airlines Group network are Central and Eastern Europe, the Middle East/Levant, Asia and Australia.

Traffic performance (RPK): +7.9%

Following the strong expansion seen in 2004, growth rates in the scheduled segment were slightly down in the financial year 2005. The main reason for this fall was the weak demand in the winter season 2004/05. Overall, the Group increased available seat kilometers by 5.5% in the report period, while demand (revenue passenger kilometers) rose at the disproportionately high rate of 7.9%. As a result, the load factor increased by 1.7 percentage points to reach 73.8% for the year as a whole. Passenger volume grew by 6.3% to 8,316,128.

Scheduled traffic statistics (incl. Slovak Airlines)

		2005	2004	+/– %
Passengers carried[1]		8,316,128	7,823,832	6.3
Block hours[2]		287,011	269,564	6.5
Revenue passenger kilometers	(000)	18,902,885	17,519,745	7.9
Available seat kilometers	(000)	25,604,816	24,279,217	5.5
Passenger load factor[3]	%	73.8	72.1	1.7P
RTK	(000)	2,563,184	2,374,229	8.0
ATK	(000)	3,554,160	3,364,533	5.6
Overall load factor[4]	%	72.1	70.5	1.6P
Freight tons		147,789	138,012	7.1
Post tons		11,261	10,178	10.6
Total tons		159,050	148,190	7.3

1 Passengers carried: number of revenue passengers carried on individual flights. Flights with one flight number are counted as just one flight regardless of the number of stopovers.
2 Time from departure of aircraft from loading position until its return to unloading position after landing.
3 Utilisation of available seats in relation to the number of revenue passengers in percent (revenue passenger km x 100/seat km).
4 Utilisation of available weight capacity in percent (RTK x 100/ATK).

A focus on transfer traffic

The Austrian Airlines Group significantly increased its route network departing from the Vienna hub in the report period and continued to grow transfer traffic in particular. The number of transfer passengers in the scheduled segment rose significantly more quickly than the figure for local passengers. As a result, the share of scheduled passenger volume of the Group attributable to transfer traffic over the year as a whole increased to around 60%. The Austrian Airlines Group significantly increased its share of the markets for European transfer traffic in general and for transfer traffic moving onto long-haul connecting flights to Asia and Australia in 2005.

Expansion of secondary markets

Within this transfer traffic, the Group is now placing a much greater emphasis on secondary markets with medium-sized passenger volumes for which competition is less intensive. The Group's specialist role in this area enables it to develop its position in this highly attractive market segment especially effectively, and 83 extra connecting flights to secondary destinations were provided in the summer of 2005 as a result. Routes of this type now account for approximately 58% of transfer volume, followed by long-haul connections, which contributes around a quarter of transfer volume. Primary traffic, for which competition is more intensive, only accounts for around 16% of the total.

Continuation and expansion of specialist role in Eastern Europe and the Middle East/Levant region

Within the framework of the Focus East strategy, the Austrian Airlines Group continued to expand its range of connections into Central and Eastern Europe and the Middle East in the report period. New destinations incorporated into the route network in 2005 included Varna, Ohrid and Sibiu, while the Group also increased the frequency of its flights to existing destinations such as Timisoara, Minsk, Krakow, Kiev, Moscow, Bucharest, Tirana, Kosice, Podgorica, as well as Yerevan and Baku.

Availability increased by a quarter

To enable it to participate in the dynamic growth trend in the Middle East, the Austrian Airlines Group expanded into this region more strongly in the financial year 2005, building on its traditionally strong market position. The Group integrated the new destination of Amman into its route network, while increasing the frequency of existing services to Tel Aviv, Dubai and Larnaca. Overall flight availability (ASK) into the region rose by 27.1%.

Within the scope of its concentration on secondary markets, the Group seeks to achieve balanced availability of destinations in both Western and Eastern Europe. In light of the stable level of demand, the Group particularly strengthened its presence in Scandinavia in the report period, increasing the number of connecting flights to Stockholm, Oslo and Gothenburg. Extra frequencies to Germany were introduced to Dresden/Leipzig and Hanover, with both Basle and Turin being newly incorporated into the route network. Slovak Airlines also operates flights from Bratislava to Moscow and Brussels, as well as a wide range of charter destinations.

In the long-haul segment, the Austrian Airlines Group incorporated the Indian destination of Mumbai into its route network in September 2005. At the same time, the frequency of connections was increased to Shanghai, Delhi, New York and Toronto.

Revenue by geographical segment, scheduled services

Total revenue EUR 1,998.4m


3.5% Switzerland
2.9% Austria
4 3% Scandinavia1
29% Asia and Oceania6
6.9% Middle East5
9.1% North America
9.3% Southern and South-Eastern Europe3
12.3% Germany
11.2% Central Europe4
11.5% Other Western Europe2

1 Including Denmark.
2 Belgium, England, France, Ireland and the Netherlands.
3 Albania, Bosnia-Herzegovina, Greece, Italy, Yugoslavia, Croatia, Malta, Macedonia, Portugal, Serbia-Montenegro, Slovenia and Spain.
4 Bulgaria, Estonia, Latvia, Lithuania, Moldavia, Poland, Romania, Russia, Slovakia, Czech Republic, Ukraine and Hungary.
5 Including Cyprus, Libya, Turkey and Israel.
6 Including Armenia, Azerbaijan, Georgia and Uzbekistan.

Revenue from scheduled flights increases

In an effort to realise sales and network synergies, the Austrian Airlines Group integrated responsibility for the management of its long-haul charter traffic (with the exception of the Caribbean) into the scheduled segment at the beginning of the winter schedule 2005/06. This change in classification produced shifts in production from the charter to the scheduled segment, which had a correspondent effect on revenue distribution.

Revenue from scheduled flights: +7.9%

The Austrian Airlines Group increased total revenue from the scheduled segment by 7.9% in 2005. In terms of revenue volume, Asia and Oceania are the most important geographical segments, followed by Germany, Western Europe and Central Asia. Viewed by geographical segment, the revenue trends of the Group once again developed unevenly due to the differing market conditions. Revenues in the geographical segment of Central Europe increased at an above-average rate, bringing it to the point where it is now of equal importance to the Group in the scheduled segment as Western Europe. By contrast, revenue from traffic to Germany decreased due to falling yields. In terms of sales, the strategic focus markets of Central and Eastern Europe, the Middle East and Asia as defined within 'Focus East' demonstrate the highest rates of growth. The sales region of Central Europe, for instance, has grown to generate around 11% of scheduled revenue since the strategy was first adopted.

Freight growth trend continues

While the transport services for cargo provided by the international airline industry tended to stagnate due to high fuel prices and a partial migration towards cheaper sea transportation, the Austrian Airlines Group was again able to significantly outperform the competition, achieving volume growth of around 7.5% in 2005 (total tons for scheduled and charter services).

Freight trend

tons


118,443
+17.8%
139,484
+7.3%
149,694
10,431
-2.1%
10,210
+10.7%
11,298
128,874
+16.2%
149,694
+7.5%
160,992
2003
2004
2005
Freight tons1
2003
2004
2005
Post tons
2003
2004
2005
Total tons

1 Total, including charter services.

Overall, the freight revenue of the Austrian Airlines Group rose by 12.2% to EUR 151.9m in the report period. In this area, too, the company was partly able to pass on the sharp increases in the cost of aircraft fuel to end-customers by means of fuel surcharges.

Products more firmly anchored in market

The Austrian Airlines Group had considerable success in the report period with its more sharply differentiated freight product portfolio, first introduced in 2004: the Group succeeded in increasing its 'priority' product by 50% compared to the preceding year, for example. The 'medical' product is also receiving excellent feedback from the market, with a number of major pharmaceutical concerns commissioning the Group to make extensive vaccine transportations to the USA in 2005.


priority
care
cool
standard

Austrian Cargo products

Cargo quality: a major international player

The Austrian Airlines Group was also able to establish itself as a major international player in terms of the quality of its cargo products. This is evaluated regularly within the scope of the globally active 'Cargo 2000' quality panel, whose survey results have been publicised since 2005. In Europe, for example, Austrian Cargo achieved the excellent second place.

The route to Mumbai in India newly incorporated into the scheduled programme network also served to strengthen the position of the Group on the Indian sub-continent, rounding off its portfolio of regular connections to Colombo, New Delhi, Kathmandu and Male. The Group increased to four frequencies a week its cargo-only routes between Vienna and Kiev operated in cooperation with Ukraine International Airlines in the report period, underlining the Group's claim to be the leading network carrier to and from Central and Eastern Europe. Further cargo-specific cooperation agreements are planned for 2006, primarily in the Asian geographical segment.

Scheduled services

Business performance

EUR m	2005	2004[1]	+/- %
Revenue	1,998.4	1,851.6	7.9
Other income	77.7	111.1	-30.0
Operating revenue	2,182.3	1,995.7	9.4
Operating expenses	2,272.1	1,933.3	17.5
EBITDAR[2]	255.0	343.6	-25.8
Result from operating activities (EBIT)	-89.8	62.4	-
Total assets	2,575.1	2,866.2	-10.2
Debts	2,079.8	2,358.9	11.8
Segment investments	134.4	158.3	-15.1

1 Restated: Please see Note 3 for details of the adjustment. The figures for 2004 have also been adjusted to the classification used in the report period.
2 Result from operating activities (EBIT) before associates, depreciation and rentals.

EBIT from scheduled services: EUR -89.8m

The EBIT of the scheduled segment declined from EUR 62.4m in 2004 to EUR-89.8m in the report period. The key causes of this fall were the slump in demand in the first quarter, falling yields, strongly seasonal flight demand and increased kerosene and personnel costs.

Charter segment

In the charter segment, the holiday flight activities of the Austrian Airlines Group are marketed to the public under the Lauda Air brand. Just as in the scheduled segment, the aircraft capacities of all the Production Companies of the Austrian Airlines Group are used in the charter segment.

Passengers carried: +14.1%

Against a background of generally rising demand, the Austrian Airlines Group expanded its charter availability slightly in the report period. Overall, the Group operated around 370 different routes in the charter segment in the past year, with available seat kilometer volume rising by 6.9% to 5,282m. The Group was able to market this increased production extremely effectively, with the number of passengers carried on charter services increasing by 14.1% to 1,803,645.

Charter traffic statistics

(incl. Slovak Airlines)

		2005	2004	+/- %
Passengers carried[1]		1,803,645	1,581,115	14.1
Block hours[2]		45,303	42,670	6.2
Available seat kilometers	(000)	5,281,997	4,938,804	6.9
RTK	(000)	402,364	376,633	6.8
ATK	(000)	597,908	567,777	5.3

1 Passengers carried: number of revenue passengers carried on individual flights. Flights with one flight number are counted as just one flight regardless of the number of stopovers.
2 Time from departure of aircraft from loading position until its return to unloading position after landing.

Further increase in single seat sales

As low-cost airlines become increasingly active in the tourist market, demand in the charter segment is beginning to shift from the sale of seats to chains and one-off charters towards single seat sales. In line with this trend, this segment is currently showing the strongest growth. This demands not only that airlines employ more flexible planning, but also that they simultaneously market a larger proportion of aircraft seats at their own risk. The Austrian Airlines Group is reacting to this by expanding its routes using single seat sales in Southern and Western Europe. In an effort to push single seat sales more effectively still, Lauda Air implemented a new online booking platform at the beginning of June 2005, combined with a new internet presence (www.laudaair.com). The new platform uses an innovative, specifically developed software solution to optimise price and allotment management.

The most important sales channels for the Group's charter product continue to be the major tour operators of GTT, Thomas Cook, Delphin, Reiseladen, Inghams, ITS and Bentour, as well as FTI and holidays organised for senior citizens.

In order to positively differentiate its product from the low-cost carriers, the Austrian Airlines Group continues to offer its passengers a high-quality product and all the numerous benefits of a network carrier in both the scheduled and charter segments.

Revenue by geographical segment

Total revenue EUR 262.1m



6.1% Asia and Oceania7
8.9% North Amerika
2.8% Africa6
1.5% Austria, Germany, Switzerland, Scandinavia1
6.2% Other Western Europe2
25.2% Middle East5
46.5% Southern and South-Eastern Europe3
2.8% Central Europe4

1 Including Denmark.
2 Belgium, England, France, Ireland and the Netherlands.
3 Albania, Bosnia-Herzegovina, Greece, Italy, Yugoslavia, Croatia, Malta, Macedonia, Portugal, Serbia-Montenegro, Slovenia and Spain.
4 Bulgaria, Estonia, Latvia, Lithuania, Moldavia, Poland, Romania, Russia, Slovakia, Czech Republic, Ukraine and Hungary.
5 Including Cyprus, Libya, Turkey and Israel.
6 Excluding Libya.
7 Including Armenia, Azerbaijan, Georgia and Uzbekistan.

Charter revenue: +11.3%

Due to the strong overall demand in the report period, revenue in the charter segment rose by 11.3% to EUR 262.1m in the report period. The most important destinations were Greece, Spain, Turkey, Egypt and Portugal. In the winter of 2004/05, the focus tended to be on destinations such as the Canary Islands, Egypt, the Maldives and the Caribbean. The Austrian Airlines Group's strongest growth rates in the charter segment in 2005 were to Greece in medium-haul and to the Dominican Republic in long-haul.

Charter services

Business performance

EUR m	2005	2004[1]	+/– %
Revenue	262.1	235.4	11.3
Other income	10.4	14.3	–26.6
Operating revenue	274.9	249.6	10.1
Operating expenses	289.9	243.1	19.3
EBITDAR[2]	41.8	52.6	–20.5
Result from operating activities (EBIT)	–15.0	6.5	–
Total assets	36.5	10.6	–
Debts	2.1	2.1	–
Segment investments	0.1	0.1	–

1 Restated; Please see Note 3 for details of the adjustment. The figures for 2004 have also been adjusted to the classification used in the report period.
2 Result from operating activities (EBIT) before associates, depreciation and rentals.

In line with the Austrian Airlines Group's policy of active adjustment of production to match demand from the market, operating revenue in the charter segment rose to EUR 274.9m, 10.1% higher than the previous year. The EBIT in this segment fell from 6.5m to -15.0m, while debts remained stable.

Complementary services segment

In addition to its airlines, the Austrian Airlines Group includes numerous companies providing pre-flight and post-flight services in the field of transport and tourism, as well as financial and insurance service companies. As well as promoting the core activities of the Group, these enterprises perform air traffic-related services for cooperation partners and non-Group companies in the aviation and tourism industries. The complementary services segment includes the results of these subsidiaries of the Austrian Airlines Group. The segment also covers third-party passenger handling at Vienna Airport, aircraft leasing and a range of other services. *For details of individual companies, see page 97.*

Complementary services

Business performance

EUR m	2005	2004[1]	+/– %
Revenue	132.4	137.7	–3.8
Other income	4.7	7.8	–39.7
Operating revenue	261.1	259.9	0.5
Operating expenses	256.3	254.4	0.7
EBITDAR[2]	6.8	7.9	–13.9
Result from operating activities (EBIT)	4.8	5.5	–12.7
Total assets	1,111.4	1,001.1	11.3
Debts	986.1	741.0	33.1
Segment investments	158.9	109.5	45.1

1 Restated; Please see Note 3 for details of the adjustment. The figures for 2004 have also been adjusted to the classification used in the report period.
2 Result from operating activities (EBIT) before associates, depreciation and rentals.

Aircraft leasing declines

Revenue from aircraft leasing fell from EUR 20.1m in 2004 to EUR 13.0m in the report period. The Austrian Airlines Group succeeded in winning an important new client at Vienna Airport in China Airlines. This was followed by the loss of Fly Niki and LTU in September 2005 due to strategic commercial considerations, and of Air Berlin in early 2006. Overall, the Austrian Airlines Group generated revenue of around EUR 8m in this area in 2005 and handled around 80% of the passengers departing from Vienna Airport. This underlines the continuing importance of handling business to the Austrian Airlines Group.

Revenue from Travel Value Shops increases

Business at the Travel Value Shops at Vienna Airport, which Austrian Airlines operates in cooperation with the German Travel Value specialists Gebr. Heinemann, also developed extremely positively in the report period. Overall revenue increased by more than 11% in the financial year 2005 to EUR 43.3m. The key factor influencing this increase was passenger growth of almost 8% at Vienna Airport.

EBIT from complementary services: –12.7%

Despite low revenue from aircraft leasing, operating revenue in the complementary services segment increased slightly in the report period by 0.5% to EUR 261.1m. As a percentage of the total operating revenue of the Austrian Airlines Group, however, this segment was slightly down on the figure for the previous year at 5.5% (2004: 6.2%). The EBIT of the group in this segment fell by 12.7% to EUR 4.8m.

Outlook

In a market environment that is set to remain highly challenging – due primarily to continuing high oil prices and the increasingly volatile nature of demand for flights – the Austrian Airlines Group will strive to stabilise its operating performance in 2006. To this end, the company has designed the principles of its 'Turnaround in the Turnaround' programme, which was launched last year, to enable it to achieve a significant improvement in its starting basis for 2006 and 2007. A range of measures has been introduced in an effort to increase revenue and reduce costs in order to achieve this objective. From the current perspective, the Group expects to increase production by 4% and to balance its EBIT adjusted. The company will concentrate on opening up its secondary markets in 2006. The policy of gradual fleet harmonisation will also continue, within the limits set by a restrictive investment policy.

Challenging conditions set to continue

Economic forecasters expect the global competitive dynamic to weaken somewhat in 2006, even though the rate of growth in Austria should be slightly above the European average. Estimated perspectives for growth in the Austrian Airlines Group's strategic focus markets of Central and Eastern Europe, the Middle East and the Asian region continue to be extremely positive, as a result of which demand for flights in these regions is also expected to develop dynamically.

Competition on the increase

Levels of competition in the European aviation market should rise in years to come, leading to consolidation in the market in the medium term. This is due primarily to the existing overcapacities in individual European markets, while low-cost carriers are also continuing to expand their product range based on current orders. Experience has also shown that the airline industry tends to react extremely sensitively to crises triggered by the external political environment.

Oil price to remain high

The single most important external cost factor for the Austrian Airlines Group is the future development of the oil price. Against the background of the all-time price highs seen once again in 2005, the Group is basing its assumptions for the 2006 financial year on the level of the price of kerosene continuing to be high. In the medium term, however, the tendency in the market is expected to be less bullish. Within the framework of a continuing overall hedging policy, it will continue to be impossible for the Austrian Airlines Group to hedge the price change risk, as this would require a stronger capital structure than currently available. For this reason, the company's primary objective is a stabilisation of its operating business subject to the continuing challenging conditions in the market.

'Turnaround in the Turnaround' programme

Stabilisation of operating business

The 'Turnaround in the Turnaround' programme introduced in the 2005 financial year aims to achieve a clear improvement in the starting basis for 2006 and 2007. The concept includes measures designed both to increase revenue and reduce costs. The most important concern here is that, in view of the significant increase in seasonality, the Group should increase its flexibility of production to enable it to adjust production to changing demand more easily. We want to achieve additional revenue potentials by introducing a new traffic flow management system, participating in the 'Star Alliance Company Plus' sales platform for corporate clients and developing synergies from the new cooperation agreement with SWISS that was finalised in the autumn of 2005. The programme also features a range of measures on the costs side, meanwhile, including the reduction of site costs at the Vienna hub – the company began to meet its own refuelling requirements for certain sections of production in 2005, for example – further positive effects from the gradual fleet harmonisation, and a stop on new employment in non-production-driven areas.

Working towards a balanced EBIT adjusted in 2006

Despite this difficult and high-risk environment, the Austrian Airlines Group will strive to achieve moderate production growth of around 4% where measured in ASK, and a balanced operating result adjusted for special items ('EBIT adjusted') in 2006. Within the bounds set by implementation of the 'Turnaround in the Turnaround' programme, this assumes a stabilisation of the revenue situation based on an improvement in the load factor and effective yield management, and continued strict cost discipline. The resources that were built up in the 2005 financial year on the basis of the original growth assumptions but not fully exhausted will provide a strong basis for productivity increases.

Planning assumptions 2006

Real GDP in Euro Zone:	2.2%
Real GDP in Central and Eastern Europe:	3.0% – 5.0%
Inflation in Austria:	1.8%
Euribor:	3.0%
USD Libor:	4 – 5%
EUR/USD:	1.22

New destinations

Concentration on secondary markets

The Austrian Airlines Group will continue to pursue its successful 'Focus East' specialisation programme in 2006 through targeted expansion of its route network. There will be particular emphasis laid on the optimisation of connections to strategically important secondary markets. With its planned incorporation of scheduled connections to Yekaterinenburg in Russia, Donetsk in Ukraine, Iasi in Romania and Pecs in Hungary, the Group will open up a further four secondary markets in its 2006 summer schedule to develop further its role as a pan-European market leader. At the same time, the Group is increasing the number of frequencies on its existing routes. The Austrian Airlines Group will also concentrate on targeted and profitable niche markets in the long-haul segment, where the focus will be on routes with high point-to-point potential and high transfer volume.

Continued fleet harmonisation

Following the removal from service of five aircraft families (Embraer, MD-80, Boeing 737-Classic, Dash 8-100 and Challenger/Lear Jet 60), the broad-based fleet harmonisation programme begun in 2001 is now essentially complete. Progress has been most notable in the short- and medium-haul aircraft segments. Despite this success, the Austrian Airlines Group will continue with its efforts to gradually reduce the diversity of the aircraft types it uses in its fleet, which have tended to grow together over time. In 2006, operating within the limits set by its restrictive investment policy, the Group plans to conclude its final open orders by taking delivery of one Airbus A319 and one Boeing 737-800.

Restrictive investment policy

As part of the continuing harmonisation of its fleet of short- and medium-haul aircraft, the Austrian Airlines Group will sell up to three short-haul jets of the type Canadair Regional CRJ 100. Two A340-200 no longer suited to the present fleet structure will also be removed from service in 2006. To replace these two aircraft, the Group placed an order for a long-haul aircraft of the type Boeing B777-200ER in September 2005. This is due to be delivered at the end of 2006. The overall investment volume for acquisitions of aircraft for the next two years will be around EUR 180m. These purchases should be financed from cash flow or through long-term bank loans. No other firm orders for aircraft are currently in place.

Transfer of Group headquarters

In an effort to design its internal processes to be more efficient and cost-effective, the Austrian Airlines Group will soon transfer its group headquarters to a new centre to be built at the Office Park site at Vienna Airport Schwechat. This concentration of all the Group's functional divisions at a single location is intended to improve operational performance. An appropriate agreement was signed with Flughafen Wien AG in June 2005, and detailed planning is currently underway. Construction will begin in the first quarter of 2006, with completion scheduled for mid-2007.

Significant events after 31 December 2005

Details of significant events after 31 December 2005 are provided in Note 5.



Efficient transfer.



Vienna, a global crossroads. A centre for culture and the ultimate bridge between East and West. Historically and geographically. Transfer here, and you have all the advantages on your side. The finest personal care, ideal connections and short distances. And at just 25 minutes for the transfer, our passengers have more time to do what is really important to them. Business, relaxation, sightseeing. Which is how it should be.

Human Resources

Despite continuing to employ a restrictive employment policy, the Austrian Airlines Group took on new staff in areas directly related to production in order to cover the planned levels of production growth and to further improve its service quality. The reduction in the production growth originally planned for 2005 and the unusually volatile demand experienced in the report period resulted in a slight employment surplus, which led to a correspondent cost burden. Sufficient qualified employees remain available to cover the planned expansion in flight activities in the financial year 2006, however. The Austrian Airlines Group continues to emphasise the importance of performance-oriented remuneration, extensive training and high internal transparency in order to maintain the current high levels of qualification and motivation of its employees.

Thanks to the exemplary commitment of all employees, it once again proved possible to maintain and build upon the outstanding reputation and strong market position of the Austrian Airlines Group in the financial year 2005. The Board of Management would like to take this opportunity to express its gratitude to all employees of the Group for their continuing commitment and support.

Expansion in employee numbers despite restrictive personnel policy

In order to take the commercial situation of the company into account, the Austrian Airlines Group continued to observe its restrictive employment policy throughout the financial year 2005. Despite this, the total number of people employed by the Group increased on average over the report period to 8,468 (+10.5%). The main reasons for this were the expansions in production seen in the report period, a range of measures introduced to increase service quality and the full consolidation of Slovak Airlines for the first time. At the end of the year, 8,434 people (2004: 7,984) were employed at the Group.

Growth in production-driven areas

The growth in staffing in the report period concentrated almost exclusively on those areas of the company directly driven by production. In the administrative field, by contrast, efficiency was increased through targeted programmes of measures.

Staffing numbers at the Tyrolean Airways Production Company increased sharply, therefore, due to healthy growth in the regional flight segment. Overall, the growth in personnel in production-driven areas of the Group was higher than the production growth of 5.7%. This was chiefly caused by the slight employee surplus caused by the reduction in production growth originally planned for the first half-year of 2005, as the employees necessary had already been taken on. Another crucial factor was the unusually volatile level of demand experienced over the past financial year.

Critical scrutiny of requirements

The planned expansion of flight activities in the financial year 2006 should now be covered in full by existing employee capacity. The company will only take on employees in future following critical examination of its requirements.

Employees[1]	2005	2004	+/– abs.	+/– %
Austrian Airlines[2]	6,848	6,409	439	6.8
Tyrolean Airways	1,355	1,145	210	18.3
Slovak Airlines	152	–	152	–
Other Group employees	113	108	5	4.6
Austrian Airlines Group	8,468	7,662	806	10.5

1 Annual average on full-time basis, including employees in training and similar
2 Including Lauda Air; the company transfer from Lauda Air to Austrian Airlines took place on 01.10.2004

Selective increase in personnel in production-related areas

Flight Operations, Ground Services and Technical Services

In order to facilitate the production increase in the financial year 2005 and ensure future growth, the Austrian Airlines Group increased the number of staff employed in Flight Operations by an average of 13.9% in the report period. This is an area in which, in light of the high level of training required, adequate lead times need to be taken into consideration when increasing employee numbers. These are responsible in part for the slight personnel surplus already referred to following the reduction in production growth originally planned for 2005.

The Group also made significant improvements in its customer service in the report period through a targeted increase in Ground Services staff at Vienna Airport. One example of this is the marked increase in customer satisfaction and flight punctuality reported as a result of the significant increase in personnel in the unit responsible for supervising the transfer of passengers with time-critical transfer connections. The Technical Services Division of Austrian recorded an increase of around 130 employees. This figure also includes staff at the Technical Center Bratislava founded in the autumn of 2005.

Notwithstanding these increases, the Austrian Airlines Group took all available measures throughout the Group to absorb the effects of the above-average seasonality experienced during the report period.

Number of employees by division[1]	2005	2004	+/– abs.	+/– %
Marketing, Sales, Administration	1,980	1,927	53	2.8
Technical Services	1,345	1,218	127	10.4
Ground Services	1,070	925	145	15.7
Cargo	215	205	10	4.9
Cabin Attendants	2,296	2,041	255	12.5
Pilots	1,197	1,033	164	15.8
Flight Operations Support	365	314	51	16.2
Total	**8,468**	**7,662**	**806**	**10.5**

1 Annual average on full-time basis, including employees in training and similar

Performance-based system of remuneration

Incentives and employee participation

The Austrian Airlines Group offers its employees a performance-based system of remuneration. Through a range of incentive models and variable salary components for managerial staff, employees are specifically rewarded for strong performance and above-average levels of commitment. A Stock Option Programme is also in place for members of the Board of Management, divisional managers, directors and executives of some subsidiary companies, details of which are contained in Note 44. An employee participation model was also offered in 2005 through payment of a bonus.

Employee development and further training

Despite the difficult economic situation, development and further training of employees continued to provide an important focus for the Austrian Airlines Group throughout 2005. To complement the Focus East offensive, the Group maintained its emphasis on special courses revolving around the Central and Eastern European region, as well as targeted language courses and intercultural training sessions.

The Austrian Airlines Group continued in the report period to expand the management training course it first introduced in 2004: in total more than 60 young professionals were trained in 2005 alone. The Group devised an 'Advanced Leadership Training Course' in an effort to develop this concept further still. This is scheduled to begin in early 2006 with 28 participants, and is expected to become a regular feature of the Group's training landscape in years to come.

Support for young professionals

Working alongside this, the Group's programme for identifying potential leaders, first launched in 2004, moved into its second year with great success. Having completed an intensive selection process, the 23 highest achievers in the company are currently attending a comprehensive training programme tailored to their needs. In addition to training courses, the programme includes secondments to a range of different departments across the company and the opportunity to spend time abroad with a sales subsidiary of the Group. This combination of approaches is designed to prepare the programme participants for future activity in key positions.

Internal development programmes for managers in the Austrian Technical Services and Cabin Organisation divisions also continued during the report period.

In addition to specialised training courses, the Austrian Airlines Group offers its employees a wide range of interdisciplinary seminars. Coaching for both employees and management, internal presentations at divisional level and support for individual departments in the form of workshops complete the extensive range of training and further training provided by the Group.

Group-wide ideas management

Evaluation by 'employee platform'

In an effort to support and make more effective use of the potential of its employees' experience and expertise, the Austrian Airlines Group introduced a new form of 'ideas management' at the end of 2005, designed to enable all employees to contribute new ideas in the future. Ideas proposed are now evaluated according to clear, objective criteria by an 'employee platform' (committee) whose members are elected for a specified period. This groundbreaking new approach allows the Group to actively absorb, consolidate and structure ideas from throughout the workforce. Solution concepts (rather than individual ideas) are then presented to the Board of Management on a regular basis.

Comprehensive employee information

A high level of internal transparency

The Austrian Airlines Group is also extremely concerned that its employees should always be in possession of the most up-to-date, transparent information available, particularly during turbulent economic periods. The most important elements of the Group's internal information work include regular newsletters, the employee newspaper 'compass', which is published ten times a year, and a choice of products on the Group-wide intranet. The high quality of this internal information was confirmed in the report period when one-intra.net was awarded the IT industry's 'Silver Feather' as the most informative and clearly structured electronic employee medium operating in Austria today.

Product

As a customer-oriented service provider, the ongoing commercial success of the Austrian Airlines Group is based on continuous improvement of its range of products and services. In the report period, the company focused on upgrading the service profile of its Business Class segment, adding a wide range of attractive new features. The Group also increased its internet presence in the report period, developing its online booking options and providing various websale campaigns. Finally, a new, more structured system of quality management was introduced, based on significant improvements in customer-related areas such as the company call centre, baggage transportation and cabin appearance.

Ongoing increase in product and service quality

With its innovative product and service concept, the Austrian Airlines Group regularly succeeds in creating focuses across the industry and making further improvements in its high service quality. The company continuously reworks its product concept and pursues clearly defined objectives based on the corporate strategy:

- to clearly differentiate between Business Class and Economy Class;
- to reduce complexity throughout the customer service chain;
- to continuously reduce costs whilst maintaining the highest possible level of service.

In the financial year 2005 the Group once again made numerous innovative changes designed to further improve both service quality and the customer experience.

Upgrading of Business Class

Numerous new features

Because the Austrian Airlines Group meets the needs of its high-value premium traffic and the more price-sensitive Economy segment within the same aircraft, the company attaches great importance to the distinctions drawn between the two products. By continuing to upgrade its Business Class services, the Group created a key focus in the report period, gaining significant competitive advantage as a result. Numerous industry surveys and awards served to confirm the effectiveness of this strategy.

The key elements of these improvements in the service level in Business Class were:

- Provision of outstanding comfort services, including own parking zones and round-the-clock care from a dedicated service team, and even more personalised service for a selected group of customers within the so-called '**HON Circle**' (service in place since December 2004)
- **Removal of central seats on** aircraft to provide extra space for passengers on short- and medium-haul flights lasting more than one hour (since March 2005)
- Use of redesigned exclusive **Vienna Airport Check-in Zone** for owners of Miles & More, HON Circle or Senator card or Star Alliance Gold card (since September 2005)

- **Redesign of all Austrian Lounges at Vienna Airport** in fresh new Austrian design with a series of additional features including relax zones, internet workspaces, new showers and more (summer/autumn 2005)
- **Continued expansion of catering and wine product range** on long-haul flights, with cultural differentiation depending on route, in cooperation with renowned culinary chefs from around the world (regular bimonthly updating)
- **Expansion of inflight entertainment product** through development of existing channels and introduction of new ones with various new programme ranges (since November 2005)
- **Facelift for Business Class** throughout Boeing long-haul fleet with installation of so-called 'sleeper seats'; simultaneous implementation of wireless internet access in both Business Class and Economy Class (gradual implementation planned by 2007)

Free upgrade

Following the introduction of the **'silverticket – upgrade to business'** programme, all passengers travelling at the highest Economy Class fare can now claim a free upgrade into Business Class. As a result, primarily business travellers who would otherwise use Economy Class experience the level of service provided in Business Class.

Innovations in Economy Class

As well as continuing to upgrade its Business Class service profile, the Austrian Airlines Group introduced a range of other product improvements at Economy Class level in the report period.

New catering and tableware

In November 2005 the Group introduced a new catering and tableware concept for Business Class. Tableware was redesigned to comply with Corporate Identity and standardised across the Group, while the move also provided an opportunity to relaunch the catering product in Austrian Business Class. This meant that, through the wider rebranding of the fleet, the Austrian Airlines Group had created an entirely uniform corporate image, through to its perception by the customer in gastronomic terms. Factors such as the weight and logistics of the new tableware were also taken into consideration, producing a significant reduction in the complexity of purchasing, logistics, storage, on-board loading and cabin crew training.

Bistro Service expanded

The Group also expanded its product range within the framework of the 'Bistro Service' in the course of the report period. The Austrian Airlines Group uses this brand to market a range of snacks and drinks to Economy Class passengers. The sales concept, first introduced in 2004, also provides for coffee, tea, water and a chocolate snack to be distributed to passengers free of charge. The Group extended Bistro Service to its entire European route network (except Russia) in January 2005. The catering product was reworked to include hot snacks, especially on longer flights. At the same time, transferring the risk incurred through provision of the Bistro Service to a catering company enabled the Austrian Airlines Group to significantly reduce both its costs and the complexity of its processes.

Increased automation produces a reduction in complexity

etix option extended to almost 70 destinations

In an effort to provide its customers with as simple and transparent a product as possible, the Austrian Airlines Group once again implemented a range of process improvements covering the entire customer service chain in the report period. As the Group increased its electronic ticketing option to 68 destinations, the number of flights being booked online rose by around 75% in the financial year 2005. Already more than 50% of the Group's passengers use the paper-free ticketing service, provided under the 'etix' brand. The system offers numerous benefits, most notably time savings and lower charges.

More self-check-in terminals were installed at Check-in, enabling an increasing number of passengers with larger amounts of baggage to use this highly practical service. As a result of this strategy, use of the self-check-in service increased by 60% in the report period.

Expansion in sales over the internet

In an effort to further expand its use of the internet as a sales channel, the Austrian Airlines Group constantly adapts its extensive booking platform to meet the needs of customers. A new interactive online booking tool was introduced at the beginning of 2005, which offers attractive extra features and has been well received by customers. The company is constantly adapting and improving the new booking system to increase user-friendliness and transparency through additional services such as fare comparisons.

Websale campaigns

These changes are supported by targeted marketing activities such as websale campaigns featuring products that are especially attractive and only available over the internet. The product brand '**red**ticket – return flight inclusive' has become well established and evolved into an important pillar of our internet sales. As a result of such joined-up thinking, the total share of online bookings made in the important Austrian market increased to approaching 10% in the financial year 2005.

Cooperation in internet bookings within the Star Alliance ('ETIX interlining') also expanded markedly in the report period. Two-way access to electronic tickets is currently possible with Star Alliance partners Lufthansa, Air Canada, LOT, British Midland, United, Air New Zealand, All Nippon Airways, Asiana Airlines, Singapore Airlines, Thai Airways International and Varig.

Awards

Austrian

- Best Airline to Europe 2005 (Travel Savy)
- Best Airline 2005 (Verkehrsbüro Travel Awards)
- 3rd Place – Airline of the Year 2005 in Europe (Capital)
- 'Online Skytrax Airline Quality Report 2005' – 2nd Place 'Economy Class Catering for Long-Haul Flights', 2nd Place 'Cabin Staff' Europe-wide, 4th Place 'Business Class Catering',
- eBIZ-Award 2005 – Paperless Wings 2004 – Best Viennese IT Project
- Best Cabin Staff 2004 – Regional Ranking Europe (Skytrax)
- 2nd Place – Performance European Airlines Overall 2004 (Business Traveller) 'Cargo 2000' Initiative – "2nd Place Europe-wide, 5th Place Worldwide

Austrian arrows
operated by Tyrolean

- 2nd Place – Regional Airline of the Year in Europe 2005 (Capital)

Lauda

- Travel Star Bronze Award 2005 (Travel Inside)

Peak values in customer satisfaction

Numerous awards

Once again, the quality leadership of the Austrian Airlines Group was confirmed impressively in the report period as the company won a series of awards and took leading positions in industry rankings. The Group views these positive assessments as an obligation to increase its quality, punctuality and reliability further still.

Structured quality management

Regular quality committee

In order to ensure its high quality demands were met at all times, the Austrian Airlines Group introduced a system of centralised product quality management in 2004, designed to conduct regular checks on product quality at all stages of the customer service chain.

Numerous improvements made in 2005

Quality performance at all 'customer touch points' – these range from booking to check-in, time spent in lounges and inflight experience through to levels of after-flight service – is now analysed in detail four times a year by a quality panel. This panel includes all the divisional managers affected by the service in question, departmental managers and decentralised quality managers. The quality panel then reports regularly to the Board of Management on the measures it has defined as necessary for the improvement of quality standards. A series of significant quality increases were achieved in the report period:

- The Group achieved marked improvements in the service performance of the **Call Center Vienna** in 2005. This was also helped by further optimisation of personnel resources in the area of Miles & More support.
- The number of **connecting flights missed** at Vienna Airport in which Austrian Airlines was at fault declined by more than 50% compared to 2004 due to a range of infrastructure-related measures. The reintroduction of 'Direct Ramp Transfer' for passengers only carrying hand luggage also had an extremely positive effect here.
- The Austrian Airlines Group also made some major improvements in **baggage transportation** and the **handling of special cases**. Closer cooperation with Vienna Airport continued to produce lasting service improvements, particularly in cases involving the loss of items of luggage.
- The Group stabilised customer survey values at a high level through introduction of new 'appearance control' system in **cabin cleaning**. This was accompanied by a fundamental improvement in the maintenance work done on **cabin fittings**, mainly in the second half-year of 2005. Through clear prioritisation, the company has now succeeded in achieving improved management and control of the processes employed to remove faults of all types, ensuring that levels of customer comfort are consistently high.

Fleet

In the interest of harmonising its aircraft capacities with demand, the Austrian Airlines Group continues to pursue a restrictive investment policy in light of current conditions in the industry. In the report period, a total of twelve aircraft were newly incorporated into the fleet, primarily on the basis of long-term orders, while four aircraft were disposed of to offset these acquisitions. Fleet harmonisation continues to be a fundamental aspect of all new purchases, and is already practically complete in the medium-haul segment. Successful IATA Operational Safety Audits (IOSA) at both Austrian and Austrian arrows provided further evidence of the high technical and safety standards employed at the Group.

Cost-efficiency and flexibility

The strategic fleet management of the Austrian Airlines Group is primarily designed to achieve proactive management of the most important commercial risks of the aviation industry. To this end, a cost-efficient and homogenous fleet structure needs to be created that offers the flexibility necessary to smoothly harmonise capacity with demand, even following severe fluctuations in that demand. The number of different aircraft brands ('fleet families') and types used in the fleet is one of the most important cost factors for acquisition, operation and maintenance. By concentrating on a small number of families and types, it is possible to generate significant benefits not only at an operational level but also in terms of cost-efficiency and flexibility.

A restrictive investment programme

The fundamental principle of Austrian Airlines Group fleet policy is the development of demand-based capacity in accordance with the forecasted market trend. In light of current conditions, the Group is continuing to pursue an extremely restrictive policy in relation to the purchase of new aircraft. Unnecessary capacity is to be leased or sold wherever possible.

Twelve new aircraft in fleet

The vast majority of the aircraft added to the fleet of the Austrian Airlines Group in the report period were ordered a number of years ago. The exceptions to this rule were six Fokker 100 to be used for short- and medium-haul services, which the company had the opportunity to purchase at extremely reasonable prices in 2004. In total, three Airbus 319, two Dash 8-400Q, two Boeing 737-800 and five Fokker 100 were newly incorporated into the fleet in 2005. The Austrian Airlines Group spent a total of EUR 183.0m on purchasing aircraft, reserve engines and rotables and on modifications in the financial year 2005.

Strategic fleet adjustment continued

Within the framework of its strategic fleet harmonisation, the Austrian Airlines Group succeeded in reducing the composition of its fleet from twelve families with 22 different aircraft types to eight families with 15 types between 2001 and 2005. This reduction in the range of types was achieved through targeted conversion of existing orders, selective sales of aircraft with a limited connection to the rest of the fleet and the long-term lease-out of sections of the fleet that were no longer required.

In the short- and medium-haul aircraft segment, the fleet harmonisation process was essentially completed in 2005. The September 2005 sale of two MD-83 saw the Austrian Airlines Group remove the last of its MD-80 fleet from service. This aircraft type had been used by the Group between 1980 and June 2005.

Fleet harmonisation



MD-81/82/83/87
B737-400/B737-300[2]
A340-200[1]
ERJ 145[3]
D8-100
Challenger/Learjet 60
A319
F100
A330/A340
B777
B767
A319/A320/321
B737-NG[4]
F70/F100
CRJ
DH8-300/400
2001
12 fleet families/ 22 types
Retirements
Additions
2005
8 fleet families / 15 types

1 Retirement in 2006
2 Lease-out (Slovak Airlines)
3 Longtherm Lease-out
4 B737-600/700/800

Fokker 100 fleet

In the past two years, the Austrian Airlines Group has acquired a total of 15 value-for-money medium-haul jets of the Fokker 100 type, which had previously been in service with American Airlines. Six Fokker 100 entered service with the Group fleet in 2004, with a further five units following in the financial year 2005. The remaining aircraft are currently undergoing modifications where necessary and gradually being transferred. The Fokker 100 can be operated within a single fleet family together with the Fokker 70, which already features in the fleet. The Fokker 100 is distinguished by its state-of-the-art technology and high level of passenger comfort.

New Airbus 319 and Boeing 737-800

In order to expand its medium-range fleet, the Austrian Airlines Group placed firm orders for seven aircraft of the type Airbus A319 in 2002. After the first three of these aircraft included in this order were delivered in 2004, the Group took over three more in 2005. The one remaining aircraft from the order was delivered at the beginning of 2006.

The ideal complement to our fleet

The Airbus A319 perfectly complements the Airbus A321 and A320 currently used by the Group. Since the A319 is extremely similar to the Airbus A320 fleet family in terms of its operation, all the models can be flown by a single corps of pilots with very little expenditure required for retraining.

The two Boeing 737-800 that also entered service in the report period will primarily be used to provide charter services under the Lauda Air brand.

One short-haul aircraft of the type Canadair RJ-100 was taken out of service and sold in summer 2005, and the Group plans to sell other short-haul jets of this type in the future. Depending on market conditions, the Group is continuously looking into the possibility of further use of aircraft in the medium-haul segment. This is particularly true of the Boeing 737 and Airbus A320 fleet families.

Successful harmonisation in long-haul segment

Two A340-200 sold, order placed for one B777-200ER

The Austrian Airlines Group took another important step towards harmonising its long-haul fleet in 2005 with its sale of its two jets of the type A340-200. Neither aircraft was well suited to the existing A340 fleet of the Group due to their low seating capacity and limited cost-effectiveness. Both aircraft are to be transferred to their new owners in 2006 following sales modification work. To offset this sale, a Boeing B777-200ER was ordered in September 2005, which is due to be delivered at the end of 2006 and incorporated into the existing B777 fleet. Due to the greater revenue potential and significantly lower seating costs of the new aircraft, a marked improvement in production costs is expected on long-haul.

Medium-term fleet development[1]

	2005	2006	2007	2008	2009
Scheduled fleet					
Dash-8	22	22	22	22	23
Canadair RJ	16	14	14	14	14
Fokker 70	9	9	9	9	9
Fokker 100	11	13	13	15	15
A319	6	7	7	7	7
A320	5	8	8	8	8
A321	5	5	6	6	6
B737	4	3	3	3	3
Short- and medium-haul	**78**	**81**	**82**	**84**	**85**
B767	6	6	6	6	6
A330	4	4	4	4	4
A340	4	2	2	2	2
B777	3	4	4	5	5
Long-haul	**17**	**16**	**16**	**17**	**17**
Total scheduled	**95**	**97**	**98**	**101**	**102**
Charter fleet					
A320	3	–	–	–	–
A321	1	–	–	–	–
B737	7	8	8	8	8
Total charter	**11**	**8**	**8**	**8**	**8**
Total	**106**	**105**	**106**	**109**	**110**

1 All figures refer to 31 December and take account of operationally employed aircraft including the Slovak Airlines fleet (also includes replacement aircraft for maintenance-related standing times).

Average age of fleet 7.6 years

As at 31 December 2005, the Austrian Airlines Group had a total fleet of 106 aircraft in operational service (including Slovak Airlines), while six other aircraft were leased out on a long-term basis. This represented an increase of nine in the number of aircraft in service with the Group compared to the same date the preceding year, due to the continued recovery in demand for flights. Chiefly as a result of the integration of the used Fokker 100 aircraft, the average age of the fleet rose slightly in the report period to 7.6 years (2004: 7.0 years).

IATA confirms highest safety standards

The Austrian Airlines Group has always been one of the world's leading airlines in terms of its quality and safety standards, and this has now also been confirmed by external evaluations. In the autumn of 2005, Austrian Airlines took part in a follow-up audit within the framework of the IATA Operational Safety Audit (IOSA), subsequently becoming one of the first airlines in the world to have its IOSA certification extended. In the summer of 2005, Austrian arrows became one of the first regional airlines to have the coveted IOSA certification extended.

Austrian and Austrian arrows with IOSA certification

IOSA is the first internationally recognised system of checks designed to evaluate the flight operations processes of airlines, the flight and maintenance technology employed, cargo and ground organisation procedures, training and maintenance programmes and management systems. The inspection process is strictly supervised by the International Air Transport Association. More than 800 of the Austrian Airlines Group's standards and processes were scrutinised in the course of the comprehensive audit.

Corporate Governance

Ever aware of the importance of clear rules and the need for a high level of transparency in the management of companies listed on the Stock Exchange, the Austrian Airlines Group is fully committed to the Austrian Corporate Governance Code. For this reason, the company complies with all the "L Rules" of the Code, as well as the majority of its "C Rules" and "R Rules". Austrian also complies with the amended regulations of the Code, which have been in place since February 2005. A small number of deviations related to the aviation industry are presented and explained both in the company's Annual Report and on its website.

Increasing importance of Corporate Governance

Since first coming into force in September 2002, the Austrian Corporate Governance Code has evolved into a regulatory framework for the management and supervision of companies listed on the Stock Exchange that is valued by companies and investors alike. Since a declaration concerning compliance with the Code was integrated into the register of commitments for companies listed on the Prime Market of the Vienna Stock Exchange and a number of Code regulations were taken over into the new Austrian Share Dealing Law that went onto the statute books in January 2006, the Code has acquired added significance.

Updating of the Austrian Code

In February 2005, seven regulations of the Code were amended for the first time in order to adapt the regulatory framework to the new legal conditions, in particular the Stock Exchange Law Amendment of 2004 and the Law on Accounting Changes, also of 2004. Further legal amendments in Austria and recommendations from the EU Commission subsequently necessitated a comprehensive revision of the Code.

The revised version of the Code came into force at the beginning of 2006, and has strengthened the previous regulatory framework to a point where the company now exceeds its legal requirements. The revision has been particularly effective with regard to the responsibilities and independence of the Supervisory Board, and the remuneration of members of the Board of Management. The Austrian Airlines Group will implement the measures necessary to ensure compliance with the full content of the Code wherever possible in 2006, including the new regulations, where this is not already the case.

Commitment to the Austrian Corporate Governance Code

With its declaration of 10 April 2003, Austrian Airlines became one of the first Austrian companies listed on the Stock Exchange to commit fully to compliance with the Austrian Corporate Governance Code. Since that time, the company has been consistent in its efforts to comply with the regulations contained in the Code wherever possible.

Austrian Airlines also complies in full with the content of the Rules of the Code as amended in February 2005, emphasising once again that the company considers the Code an important instrument of transparent corporate management and capital market communication.

Extensive compliance with "C Rules" and "R Rules" also

With its commitment to the Austrian Corporate Governance Code, Austrian Airlines complies as a matter of course with all Rules defined as Legal Requirements ("L Rules"). The company also endeavours to comply with the majority of the recommendations contained in the "Comply or Explain" section ("C Rules"). *Austrian Airlines also does everything within its power to observe the recommendations contained within* the "R Rules" ("Recommendations") section of the Code.

Implementation in the financial year 2005

While implementation of the Code in the financial year 2005 was influenced in part by adjustment to the amendments in place since February 2005, Austrian Airlines again took measures to reduce further the few deviations from the C Rules that remain.

- **Rules 19, 20, 62 and 67**
  The new L Rules 19, 20, 62 and 67 were already being implemented in part by Austrian Airlines before the relevant legal submissions entered into force, and the company will continue to observe them without exception.
- **Rules 63, 66 and 69**
  Austrian Airlines already complied with the guidelines of C Rules 63 and 69 as amended in 2005 at the time of its original commitment to the Code in 2003. The disclosure both of essential financial and non-financial risks and of the essential risk management instruments employed in the Group Management Report have been implemented in the present Annual Report as stipulated in C Rule 66.
- **Rules 38 and 54**
  On the initiative of the Board of Management, an application to alter the statutes was approved by the General Meeting of Shareholders 2005, according to which members of the Board of Management may not exceed 63 years of age at the time of their appointment and members of the Supervisory Board may not exceed 65 years of age at the time of their election. As a result of this amendment, Austrian Airlines now complies in full with the content of Rules 38 and 54 of the Code.

Deviation from C Rules

The Austrian Airlines Group complied with all the recommendations of the C Rules of the Austrian Corporate Governance Code in the financial year 2005 with two exceptions, Rules 49 and 61. It was not possible for the Austrian Airlines Group to implement the recommendations of Rules 49 and 61 due to its special commercial situation. The reasons for this were as follows:

- **Rule 49**
  The object and conditions of the agreements between Austrian Airlines and companies in which members of the Supervisory Board of Austrian Airlines exercise executive functions were not publicised for reasons of competition between these companies. Austrian Airlines excluded compliance with this rule in its commitment to the Austrian Corporate Governance Code for the financial year 2003.
- **Rule 61**
  The existence of syndicate agreements between individual shareholders of Austrian Airlines was not disclosed on the website with regard to the contracting parties.

Corporate Responsibility

As the Austrian flag carrier and a domestic employer of key importance, the Austrian Airlines Group bears considerable responsibility in the social environment. To enable it to meet this challenge, the Group employs a wide variety of measures, ranging from support for social, artistic and sporting initiatives through to the minimisation of the environmental impact of its commercial operations. All the work carried out by the company in this area is based on the principle of active and open dialogue with all with an interest in its activities. The process of mediation with the residents of areas bordering Vienna Airport, in which the Austrian Airlines Group also played an active part, is an important example of this open and inclusive approach.

Commitment to social responsibility

Even during period of intense competition in the aviation market, the Austrian Airlines Group fully recognises its commitment to social responsibility – both in Austria and around the world. The Group is extremely proud of its internationalised and tolerant corporate culture. This is decisively shaped by the diversity of the company's employees, who originate from some 79 different countries.

Active dialogue with stakeholders

Ongoing, constructive dialogue with all stakeholders in the company is a central factor in shaping the long-term orientation of all the Group's activities. This dialogue forms the basis for the Austrian Airlines Group's ability to take the concerns of its employees and the public into account in a reasonable manner in addition to the interests of its shareholders. At the same time, the company is always keen to proactively minimise the environmental impact of its business activities at all levels.

Despite the fact that measures of this nature cannot help but be affected both by the continuing cost reductions that are necessary and by the challenging conditions, the Austrian Airlines Group has supported numerous projects in the social, cultural and sporting fields throughout the 2005 financial year. The Group continues to occupy a leading position in the training of apprentices, once again recognising its responsibility as an Austrian employer of key significance. The Austrian Airlines Group is currently training a total of 53 apprentices.

Sponsorship concept

A focus on the cultural, sporting and social sectors

The sponsorship of the Austrian Airlines Group focuses on the promotion of cultural and sporting activities. In harmony with the active brand policy of the Group, particular emphasis is placed on providing support in the modern entertainment scene and selected types of leisure and mass sporting activity. At the same time, promoting a range of activities with an Austrian connection in this way serves to underlines the strongly regional associations of the company.

Social

Austrian Airlines also expresses profound awareness of the importance of its position as the national carrier through its support for a range of charitable and social institutions and initiatives, as well as spontaneous aid campaigns. The provision of travel and transport services free of charge is normally at the forefront of these efforts to contribute to the greater good.

Tsunami aid transports

Austrian Airlines provided various renowned national and international aid organisations with support of this nature in 2005, with a value of approximately EUR 1 million. This included the transportation of medical aid and airlifting of essential goods to disaster areas free of charge. Transports to the region of South-East Asia in the wake of the tsunami disaster at the beginning of the year were one importance focus for this work. As a partner of the organisation SOS Kinderdorf, Austrian also supports the collection of donations on board its flights.

Culture and entertainment

Musical productions, jazz and pop

Within the bounds of its possibilities, Austrian Airlines also contributes to the promotion of Austria's international reputation as a haven of culture and an important tourist destination. Amongst other things, the company supports a range of Austrian cultural events to this end. Meeting the cost of flights plays a central role in this field, while Austrian Airlines also sponsored various musical productions by Vereinigte Bühnen Wien, the Vienna Jazz Festival and a range of pop concerts in the 2005 financial year.

Sports

In the area of sports sponsorship, the Austrian Airlines Group functioned in the report period as an official partner to the Innsbruck World University Winter Games, the Vienna/Innsbruck Ice Hockey World Championship, Ironman Austria, the Austrian participants in the Special Olympics in Japan and the European Volleyball Confederation (CEV).

The environment

At the heart of the Austrian Airlines Group's activities in the field of environmental protection is its ongoing conversion to greener aircraft and engines. The company collaborates closely with aircraft and engine manufacturers in this area, with reduction of emissions and noise levels the key priorities at the present time.

Certification as an 'eco-profit' company

As part of the 'Eco-Business Plan' initiative created by the City of Vienna in cooperation with Denkstatt Umweltberatung- und Management GmbH, the Austrian Airlines Group received certification as an 'eco-profit' company in 2005. By implementing a series of concrete environmental measures under the scheme, the Group succeeded not only in saving resources but also in reducing its operating costs in several different areas. Switching to a new semi-dry process when washing aircraft, for instance, produced a marked reduction in water consumption.

Lower fuel consumption

The Austrian Airlines Group's consistent policy of modernisation of its aircraft has produced steady rises in fuel efficiency throughout the fleet in recent years. The Group's removal from service of its final aircraft in the MD80 family and the Boeing 737-Classic (only Slovak Airlines now continues to operate two Boeing 737-300) had a very positive effect in the report period, as the oldest aircraft in the fleet, with the highest relative fuel consumption and noise levels, were taken out of operation.

The gradual transition of the Group to more energy-efficient engines is also producing a sharp reduction in fuel consumption and therefore CO_2 emissions. All aircraft in the medium-haul fleet delivered since 2002 have used what are referred to as 'SAC engines', which are distinguished by their lower levels of fuel consumption and consequently carbon dioxide emissions.

Noise reduction at Vienna Airport

Noise reduction is another focal point in the efforts of the Austrian Airlines Group to protect the environment. As the most important hub for the Group's aviation traffic, Vienna Airport is naturally the main focus of attention as concerns noise. The mediation agreement worked out in the report period in cooperation with Vienna Airport, Austro Control and representatives of citizens' initiatives and local councils bordering on the airport has brought significant progress in this respect. While the agreement provides for the construction of a third takeoff and landing runway for Vienna Airport, it introduces a series of new measures – primarily reductions in the numbers of night flights – designed to sharply reduce noise emission levels for residents of the areas around the airport in return. The agreement was signed on 22 June 2005 following a detailed, broad-based mediation process incorporating all stakeholders.

Consolidated Financial Statements

Please find the interactive online version of this report at www.austrian.com/bericht2005

The English translation of the Austrian Airlines Group Annual Report 2005 is for convenience. Only the German text is binding.

Consolidated Income Statement for the Financial Year 2005

EURm	Notes	2005	2004 restated[1]	+/–	+/– %
Traffic revenue	8	2,260.5	2,087.0	173.5	8.3
Other revenue	9	132.4	137.7	–5.3	–3.8
Revenue		**2,392.9**	**2,224.7**	**168.2**	**7.6**
Changes in inventories		0.6	0.7	–0.1	–14.3
Profit from disposal of non-current assets	10	7.4	6.5	0.9	13.8
Other income	10	84.9	126.0	–41.1	–32.6
Operating revenue		**2,485.8**	**2,357.9**	**127.9**	**5.4**
Expenses for materials and services	11	–1,546.2	–1,381.1	–165.1	–12.0
Personnel expenses	12	–502.1	–466.8	–35.3	–7.6
Depreciation and amortisation	13	–337.8	–254.7	–83.1	–32.6
Other expenses	14	–199.7	–180.9	–18.8	–10.4
Operating expenses		**–2,585.8**	**–2,283.5**	**–302.3**	**–13.2**
Result from operating activities (EBIT) before associates		**–100.0**	**74.4**	**–174.4**	**–**
Share of profits in associates	15	1.0	0.8	0.2	25.0
Financial expenses	16	–72.6	–58.6	–14.0	–23.9
Financial income	16	28.6	25.4	3.2	12.6
Other financial expenses and income	17	13.4	6.4	7.0	–
Financial result		**–29.6**	**–26.0**	**–3.6**	**–13.8**
Loss/profit before tax		**–129.6**	**48.4**	**–178.0**	**–**
Income taxes	18	–1.7	–4.5	2.8	–
Loss/profit from continuing operations		**–131.3**	**43.9**	**–175.2**	**–**
Profit from operations held for sale	28	**2.2**	**–**	**2.2**	**–**
Net loss/net profit for the year		**–129.1**	**43.9**	**–173.0**	**–**
Attributable to: Shareholders of Austrian Airlines AG		–130.7	43.2	–173.9	–
Minority interests		1.6	0.7	0.9	–
Earnings per share	44	**–EUR 4.05**	**EUR 1.34**	**–EUR 5.39**	**–**
Earnings per share diluted	44	**–EUR 4.05**	**EUR 1.27**	**–EUR 5.32**	**–**
Earnings per share from continuing operations	44	**–EUR 3.98**	**EUR 1.34**	**–EUR 5.32**	**–**
Earnings per share diluted from continuing operations	44	**–EUR 3.98**	**EUR 1.27**	**–EUR 5.25**	**–**

1 For restatement see Note 3; additionnally figures for 2004 have been regrouped according to changes in reporting structure.
The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Income Statement.

Consolidated Balance Sheet as of 31 December 2005

Assets

EURm	Notes	31.12.2005	31.12.2004 restated[1]	+/–	+/– %
Intangible assets	19	25.1	23.9	1.2	5.0
Aircrafts	20	2,274.4	2,342.6	–68.2	–2.9
Other tangible assets	21	57.2	163.3	–106.1	–65.0
Investments in associates using the equity method	23	12.7	16.0	–3.3	–20.6
Securities and loans	23	197.3	224.5	–27.2	–12.1
Other non-current assets	26	74.2	102.0	–27.8	–27.3
Deferred tax assets	27	95.2	97.8	–2.6	–2.7
Non-current assets		**2,736.1**	**2,970.1**	**–234.0**	**–7.9**
Inventories	24	57.9	52.2	5.7	10.9
Trade receivables	25	178.2	149.4	28.8	19.3
Other current assets	26	64.3	64.1	0.2	0.3
Cash and cash equivalents	29	120.8	68.0	52.8	77.6
Assets of disposal group classified as held for sale	28	42.0	–	42.0	–
Current assets		**463.2**	**333.7**	**129.5**	**38.8**
Total assets		**3,199.3**	**3,303.8**	**–104.5**	**–3.2**

Shareholders' equity and liabilities

EURm	Notes	31.12.2005	31.12.2004 restated[1]	+/–	+/– %
Issued share capital	30	247.2	247.2	–	–
Reserves	31	447.6	394.1	53.5	13.6
Accumulated losses/profits		–130.7	43.2	–173.9	–
Equity attributable to shareholders of Austrian Airlines AG		**564.1**	**684.5**	**–120.4**	**–17.6**
Minority interests		1.5	1.9	–0.4	–
Shareholders' equity		**565.6**	**686.4**	**–120.8**	**–17.6**
Provisions	32	268.6	248.8	19.8	8.0
Interest-bearing liabilities	33	1,326.3	1,462.7	–136.4	–9.3
Other liabilities	34	27.5	27.0	0.5	1.9
Non-current liabilities		**1,622.4**	**1,738.5**	**–116.1**	**–6.7**
Provisions	32	165.5	190.7	–25.2	–13.2
Interest-bearing liabilities	33	469.5	354.1	115.4	32.6
Income tax liabilities		3.6	2.4	1.2	50.0
Other liabilities	34	354.1	331.7	22.4	6.8
Liabilities directly associated with the assets classified as held for sale	28	18.6	–	18.6	–
Current liabilities		**1,011.3**	**878.9**	**132.4**	**15.1**
Total shareholders' equity and liabilities		**3,199.3**	**3,303.8**	**–104.5**	**–3.2**

1 For restatement see Note 3.
The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Balance Sheet.

Statement of Changes in Shareholders' Equity
1 January 2004 to 31 December 2005

EURm	Issued share capital	Reserves				Accumulated losses/ profits	Equity attributable to shareholders of Austrian Airlines AG	Minority interests	Shareholders' equity
		Capital reserves	Currency translation	Reserve according to IAS 39	Shares owned by the company				
As at 1.1.2004 restated[1]	247.2	24.7		4.8	–14.8	393.0	654.9	1.6	656.5
Valuation investments							–		–
Other changes from hedging instruments				–14.1			–14.1		–14.1
Other changes						0.5	0.5	–0.4	0.1
Total sums not affecting the operating result				–14.1		0.5	–13.6	–0.4	–14.0
Net loss/net profit for the year restated[1]						43.2	43.2	0.7	43.9
As at 31.12.2004 restated[1]	247.2	24.7	–	–9,3	–14.8	436.7	684.5	1.9	686.4
Currency differences			0.1				0.1		0.1
Valuation investments				0.9			0.9		0.9
Other changes from hedging instruments				9.6			9.6		9.6
Other changes from deferred taxes				–0.6			–0.6		–0.6
Other changes						0.3	0.3	–2.0	–1.7
Total sums not affecting the operating result			0.1	9.9		0.3	10.3	–2.0	8.3
Net loss/net profit for the year						–130.7	–130.7	1.6	–129.1
As at 31.12.2005[1]	247.2	24.7	0.1	0.6	–14.8	306.3	564.1	1.5	565.6

1 For restatement see Note 3.

Consolidated Cash Flow Statement for the Financial Year 2005

EURm	Notes	2005	2004 restated[1]	+/–	+/– %
Loss/profit before tax		–129.6	48.4	–178.0	–
Depreciation and amortisation		337.8	254.7	83.1	32.6
Profit from disposal of non-current assets		–9.1	–18.7	9.6	51.3
Share of profits in associates		–1.0	–0.8	–0.2	–25.0
Financial expenses		72.6	58.6	14.0	23.9
Financial income		–28.6	–25.4	–3.2	–12.6
Increase/decrease in inventories		–5.1	–0.8	–4.3	–
Increase/decrease in receivables and other assets		6.6	–53.6	60.2	–
Increase/decrease in provisions		–14.5	–8.1	–6.4	–
Increase/decrease in other liabilities		0.8	–4.6	5.4	–
Foreign currency losses/gains		28.5	–37.3	65.8	–
Income taxes paid		1.4	–2.0	3.4	–
Cash flow from operating activities	**38**	**259.8**	**210.4**	**49.4**	**23.5**
Purchase of tangible and intangible assets		–293.4	–267.9	–44.3	–9.5
Proceeds/Purchase of other financial assets		73.8	–3.5	77.3	–
Purchase from subsidiaries minus cash and cash equivalents		–20.9	–	–20.9	–
Proceeds from disposal of non-current assets		131.0	55.4	75.6	–
Financial income received		28.3	25.4	2.9	11.4
Cash flow from investing activities	**38**	**–81.2**	**–190.6**	**109.4**	**57.4**
Borrowing of interest-bearing liabilities		251.1	82.5	168.6	–
Payment of interest-bearing liabilities		–304.6	–164.4	–140.2	–85.3
Financial expenses paid		–72.3	–58.6	–13.7	–23.4
Cash flow from financing activities	**38**	**–125.8**	**–140.5**	**14.7**	**10.5**
Increase/decrease of cash and cash equivalents	**38**	**52.8**	**–120.7**	**173.5**	**–**
Cash and cash equivalents at beginning of period	**29**	**68.0**	**188.7**	**–120.7**	**–64.0**
Cash and cash equivalents at end of period	**29**	**120.8**	**68.0**	**52.8**	**77.6**

1 For restatement see Note 3.

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Cash Flow Statement.

General

The consolidated financial statements of Austrian Airlines Österreichische Luftverkehrs-Aktiengesellschaft (in the following: Austrian Airlines AG) and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the EU, and is to be approved for publication by the Supervisory Board in its meeting due to be held on presumably 27.2.2006. In March 1999, taking into account the trend towards international accounting, the Austrian legislator passed the Law on Consolidated Accounts (Konzernabschlussgesetz). According to this law, any consolidated financial statements and management reports prepared in accordance with internationally accepted accounting principles are to be recognised as a replacement of the consolidated financial statements according to Austrian accounting principles (Austrian Commercial Code). The financial year 2000 was the first in which Austrian Airlines took the opportunity to employ IFRS to prepare its consolidated financial statements.

The consolidated financial statements have been prepared in millions of euros. The data for the financial year 2005 relate to the balance sheet date 31.12.2005 and the period from 1.1.2005 to 31.12.2005 respectively.

By preparing the consolidated financial statements in accordance with internationally accepted accounting principles, the company will meet the growing need amongst the investor community and financial experts for annual accounts based upon internationally comparable information.

In its domestic market of Austria, the Austrian Airlines Group is the market leader in terms of passenger volume handled. It covers all sectors of the aviation industry. The commercial sectors of the Group's operative airlines include scheduled and charter services, the transportation of cargo and airmail and the performance of technical and handling services for other airlines.

The seat and headquarters of the company are at Fontanastrasse 1, 1107 Vienna. The company appears in the commercial register in Vienna under FN 111000k.

As well as its three operative airlines of Austrian, Austrian arrows and since 2005 Slovak Airlines and Lauda Air as a marketing company for the holiday flight segment, the Austrian Airlines Group includes a number of other companies in the transport, tourism and financial sectors, all of which provide strategic support for Flight Operations.

1 » Preparation of financial statements

The financial statements of all fully consolidated companies both at home and abroad, which are material to the group accounts or subject to statutory audit according to national regulations, were audited by independent auditors and provided with unqualified audit opinions. The annual financial statements of the consolidated companies were based on historical cost as of the balance sheet date of the consolidated financial statements. In the view of a true and fair presentation, individual items in the Balance Sheet and Income Statement have been presented in a condensed form. These items have been broken down separately in the Notes to the Financial Statements.

2 » Significant effects of new accounting standards

In the report period, modified standards were applied as published by the International Accounting Standards Board (IASB) in December 2003 within the scope of its revision of the International Financial Reporting Standards for financial years beginning on or after 1.1.2005. The following revised standards replace earlier versions of these standards: IAS 1 (Presentation of Financial Statements), IAS 2 (Inventories), IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), IAS 17 (Leases), IAS 21 (The Effects of Changes in Foreign Currency Exchange Rates), IAS 24 (Related Parties Disclosures), IAS 27 (Consolidated and Separate Financial Statements), IAS 28 (Investments in Associates), IAS 31 (Interest in Joint Ventures), IAS 33 (Earnings per Share) and IAS 40 (Investment Property).

The standards IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) revised by the IASB, which have been adopted by the EU and apply to financial years beginning on or after 1.1.2005, were applied by the Austrian Airlines Group in the report period.

IFRS 2 (Share-based Payment) regulates the reporting of share-based methods of payment such as the granting of share options to employees. This standard applies to financial years beginning on or after 1.1.2005 and to share options granted after 7.11.2002. Because the existing share options programme at Austrian Airlines AG was granted before 7.11.2002, the provisions of IFRS 2 were not applied.

IFRS 3 (Business Combinations) was applied as the successor to IAS 22 (Business Combinations). IFRS 3 specifies acquisition methods for the representation of company mergers. It is prohibited to use the method for the combination of interests. All identifiable assets, liabilities and contingencies are reported at their 'fair value' at the time of the purchase. 'Goodwill' is no longer subject to scheduled depreciation; instead undergoing an 'impairment test' once a year. IFRS 3 applies to all company acquisitions agreed on or after 31.3.2004. The standard applies from the first financial year beginning on or after 31.3.2004, to goodwill and intangible assets acquired within the scope of a company merger completed before 31.3.2004.

The revised standards IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets) were published in connection with the publication of IFRS 3. Amongst the most important changes is the requirement for goodwill and intangible assets with an unspecified useful life to be inspected annually for the possibility of impairment. If events or changed circumstances arise that indicate possible impairment, the impairment test must also be performed more frequently. Reinstatements of original value for goodwill are prohibited. Intangible assets expected to provide the company with payment inflows for an unspecified period are to be assessed with an unspecified useful life. Scheduled depreciation is prohibited. The revised standards apply to goodwill and intangible assets acquired within the scope of company mergers agreed after 31.3.2004 and to all other goodwill and intangible assets for financial years beginning on or after 31.3.2004. The depreciation on goodwill acquired in the past was not continued in 2005; instead, the goodwill was subjected to an impairment test to show the impairment of the goodwill. The negative goodwill in existence as at 1.1.2005 of EUR 1.6m was written off, having an effect on the result.

IFRS 4 (Insurance Contracts) applies to almost all insurance contracts (including reinsurance contracts) that a company enters into as an insurer and, in the case of reinsurance contracts, those it enters into as the insuree. IFRS 4 applies to financial years beginning on or after 1.1.2005. The application of IFRS 4 does not affect the situation of the Austrian Airlines Group with regard to assets, finances and revenue.

IFRS 5 (Non Current Assets Held for Sale and Discontinued Operations) states that assets held by a company for the purpose of sale are to be reported at the lower of the book or current value, minus costs of disposal. The standard also defines the conditions according to which a business division is to be shown as having been relinquished. This standard is also applicable to subsidiaries acquired with the intention of being sold. IFRS 5 applies to financial years beginning on or after 1.1.2005. In the financial year 2005, this standard was applied to the Austrian Airlines Group's interest in the shares in Airest Restaurant- und Hotelbetriebsgesellschaft mbH, which was increased from 35% to 100% in the process of acquisition with intention to sell, as a result of which the assets and liabilities of this subsidiary were shown in a separate entry as being intended for disposal.

IFRIC Interpretation 1 (Changes in Existing Decommissioning, Restoration and Similar Liabilities), as published by the International Financial Reporting Interpretations Committee ('IFRIC') and adopted by the EU, regulates the procedure to be followed in the event of changes to decommissioning, restoration and similar liabilities capitalised within the scope of the acquisition or production costs of a tangible asset and simultaneously shown as a provision. It states that the reported amounts are to be adjusted both in case of changes to expected payment flows and rates of discounting of reserves and in case of an increase in the liability over time. IFRIC 1 applies to financial years beginning on or after 1.9.2004. There was no significant requirement for adjustment.

The change to SIC-12 (Consolidation Special Purpose Entities) includes plans for 'equity compensation plans' in the scope of application of SIC-12. This means a company that outsources the setting up of a share-based compensation system to a trust (or comparable company) must consolidate that company if the possibility of control exists if it is to apply IFRS 2 (Share-based Payment). In future, neither payments following termination of the employment relationship ('post-employment benefit plans') nor any other long-term payments due to employees will fall within the scope of SIC-12. To provide consistency, standard IAS 19 (Employee Benefits) will regulate the treatment of these in the accounts. The change applies to financial years beginning on or after 1.1.2005. The application of this standard does not affect the situation of the Austrian Airlines Group with regard to assets, finances and revenue.

IFRIC Interpretation 2 (Members' Shares in Co-operative Entities and Similar Instruments) defines the circumstances under which members' shares are to be classified as equity or outside capital. The interpretation applies to financial years beginning on or after 1.1.2005. The application of this standard does not significantly affect the situation of the Austrian Airlines Group with regard to assets, finances and revenue.

The change to IAS 19 (Employee Benefits) creates an additional right to choose that makes it possible to show actuarial gains and losses from payment-based pension provisions immediately. This option provides for the recording of all actuarial gains and losses outside the income statement in the form of a 'statement of total recognised gains and losses'. The change also states (a) that a contract between a collaborative plan of several employers ('multi-employer plan') and participant employees which establishes how a surplus is to be distributed or a deficit to be financed is to be reported in the balance sheet, (b) how payment-based pension provisions are to be reported in the respective annual financial statements of the companies participating in the plan, and (c) what additional duties of publication the companies must fulfil. The change applies to financial years beginning on or after 1.1.2006. The Austrian Airlines Group is not applying the standard in advance.

IFRIC 4 (Determining Whether an Arrangement Contains a Lease) regulates which agreements are to be characterised as lease relationships according to the reporting regulations of IAS 17 (Leases). IFRIC 4 applies to financial years beginning on or after 1.1.2006. The application of this standard does not affect the situation of the Austrian Airlines Group with regard to assets, finances and revenue.

IFRIC 5 (Rights to Interests Arising From Decommissioning, Restoration and Environmental Funds) regulates the treatment of capital returns from funds that have been set up to cover the costs of decommissioning, restoration and similar liabilities. IFRIC 5 applies to financial years beginning on or after 1.1.2006. The application of this standard does not affect the situation of the Austrian Airlines Group with regard to assets, finances and revenue.

The change to IAS 39 (Financial Instruments: Recognition and Measurement) that applies to financial years beginning on or after 1.1.2006 affects the use of the fair value option for financial assets and liabilities and was not applied in advance by the Austrian Airlines Group. The Austrian Airlines Group is currently checking how application of the changed standard will affect the situation of the Group with regard to assets, finances and revenue.

IFRS 7 (Financial Instruments: Disclosures), which merely extends the reporting scope of financial instruments for financial years beginning on or after 1.1.2007, was not applied in advance by the Austrian Airlines Group.

3 » Retrospective application and corrections in accordance with IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors)

Until now, aircraft have been capitalised and depreciated as a uniform asset. Moreover, companies have created a provision for significant aircraft overhauls to cover the period until the next time an overhaul becomes necessary. It has now become clear that the changes of IAS 16, and with them the component approach, are to be bindingly applied to the financial year 2005. This also provides for a capitalisation in the tangible assets for the costs of performing any such significant overhauls, with the costs capitalised in this way being depreciated until the time of the next planned overhaul.

In the present accounts, an adjustment has been made to the tangible assets. Firstly, a correction has been made to the aircraft to take into account the essential components (cabins, engines, interiors), which have been reported and depreciated separately. Secondly, in a retrospective application, the significant overhauls have been capitalised and depreciated to their useful life until the next significant overhaul. It has proven necessary, moreover, to retrospectively correct the provision for overhauls in accordance with the regulations of IAS 8.

The changes have been made retrospectively, subject to the requirements of IAS 8. Firstly, therefore, at the beginning of the comparable period the previous year (1.1.2004), the accumulated depreciation for aircraft was increased by the effect of the retrospective application of the component approach (EUR 208.2m), the book values for aircraft were increased by EUR 96.2m due to recognized essential overhauls (acquisition costs EUR 247.5m and accumulated depreciation EUR 151.3m) and the provision for aircraft overhauls (EUR 188.4m) was reduced. As a result, the capitalised deferred tax was reduced by EUR 26.0m. This produced an increase in shareholders' equity of EUR 50.4m at the beginning of the comparable period the previous year. In 2004, this resulted in a change in the result after tax of EUR 3.1m compared to the previous procedure. Depreciations increased by EUR 89.5m and expenses on aircraft overhauls declined by EUR 88.2m, exchange rate differences were reduced by EUR 3.7m and expenses on deferred taxes rose by EUR 8.1m.

In the balance sheet as at 31.12.2004, the effects of the component approach resulted in adjustments in the form of the cumulative increase in the valuation allowance for aircraft of EUR 236.3m and a cumulative increase from the capitalisation of the significant overhauls with a book value of EUR 97.0m (acquisition value EUR 309.7m; cumulative valuation allowance EUR 212.7m), terminated overhaul provisions of EUR 210.7m and a reduction in capitalised tax deferral of EUR 17.9m. On balance, this resulted in an increase in shareholders' equity of EUR 53.5m.

Restatement according to IAS 16

EURm	1.1.2004	31.12.2004
Reduction in book values of aircraft due to component approach	−208.2	−236.3
Increase in book values of aircraft due to capitalisation of significant aircraft overhauls	96.2	97.0
Elimination of provision for aircraft overhauls	188.4	210.7
Reduction in capitalised deferred tax	−26.0	−17.9
Adjustment of shareholders' equity after tax	**50.4**	**53.5**
Maintenance expenses		−88.2
Foreign currency gains		3.7
Depreciation		89.5
Deferred taxes		−8.1
Result after tax		**3.1**

4 » Accounting principles

The consolidated financial statements of Austrian Airlines AG and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS), taking into account the Interpretations of the former Standing Interpretations Committee (SIC), henceforth the International Financial Reporting Interpretations Committee (IFRIC) as adopted in the EU. All the standards referred to were also applied in the previous year.

Income and expenditure

Income from services and the sale of merchandise are recognised when the corresponding service has been performed or when the risks and rewards associated with the right of ownership are transferred to the buyer. The other criteria included in IAS 18 (Revenue) are normally also met at this time. Revenue is measured at the fair value of the consideration received taking into account the amount of any trade discounts.

Financial income is valued on a proportional basis, taking the effective interest rate into account.

Dividends are recognised at the time at which the legal claim to the dividend is established. At the time at which the income is recognised, the relating expenditure is also recognised (matching principle), provided that, if the expenditure has not yet led to an outflow of resources, a liability exists.

Intangible and tangible assets

Intangible and tangible assets are calculated as acquisition or production costs less amortisation and depreciation charges based on the Group's accounting principles. The acquisition or production cost is recognised as being the amount paid in cash or cash equivalents or the market value of another form of payment being attached at the time of the purchase or production. Depreciation of the intangible and tangible assets is calculated on a straight-line basis. Assets are depreciated from the beginning of the benefits received from the use of the asset. With regard to goodwill, please refer to the statements contained in Note 2 on IFRS 3. Interest expenses are not capitalised. The estimated useful life of intangible assets is unchanged from the preceding year:

Type	Estimated useful life in years
Software licences and other rights	3 – 10

The depreciation period is based on the estimated useful life of the asset. The estimated useful life of each type of aircraft when new and of the Fokker 100, which was acquired in used condition, is set out in the following table. Depreciation is on the residual value of 10% of the respective acquisition cost:

Type	Estimated useful life in years	Residual value in %
B777 / B767 / A340 / A330	20	10
B737 / A310[1] / A321 / A320	18	10
MD-80 / Fokker 70 / Embraer RJ[1] / Canadair RJ	15	10
Dash-8	12	10
Fokker 100	8	10

1 Not in operational use with the Austrian Airlines Group

In addition to this, individual aircraft components are depreciated to the shorter scheduled useful life and in the case of engines, the 'built in overhaul' method applied, wherein acquisition costs being allocated to the significant overhauls are depreciated to the duration of the interval between overhauls.

The estimated useful life of the remaining tangible assets is as follows:

Type	Estimated useful life in years
Buildings	20 – 50
Office fixtures and fittings	10
Commercial machinery and equipment	5 – 10
Cars	8
Technical equipment	5
EDP equipment	3 – 10

If the achievable value of an asset is lower than its book value, an impairment is recognised on this value.

According to the market value estimates produced for the aircraft stock of the company under review, depreciation to a lower achievable amount is not required for those aircraft employed in the longer term. In detail, calculations are performed on the basis of so-called Cash Generating Units. Since all aircraft are used for all traffic streams according to the transferral concept of the Austrian Airlines Group, the total Group fleet has been included as a single Unit. An interest rate of 5.0% (5.0% the previous year) has been set for the purposes of calculation. For the cash flows of the periods from 2010, which lie outside the limits of the calculations of the current corporate plan, the cash flow for the year 2009 was measured and escalated by 1.75% per annum. See Note 20 for further details of the way in which the impairment of aircraft is calculated. Because the book values of those aircraft and spare parts specified for disposal but used in regular flight operations until that time were above the market values, total impairments were recognised of EUR 32.1m.

Lease financing

Under IAS 17 (Accounting for Leases), economic ownership of the lease is attributed to the lessee if this person bears substantially all risks and rewards connected with the ownership of the lease. If it is determined that economic ownership lies with the Austrian Airlines Group then the lease is capitalised, effective from inception of the lease agreement, at the present value of the future lease payments including, if appropriate, any incidental costs borne by the lessee. Both the depreciation charge and the estimated useful life correspond with those of comparable assets purchased.

Sale and lease back

'Sale-and-lease-back' transactions are reported in the balance sheet in accordance with IAS 17.58ff. Treatment of book profits is in accordance with this standard, depending upon whether a finance lease or an operating lease exists.

Financial instruments

Securities held to maturity are valued at cost or – in the event that long-term impairment is expected – at the market or stock exchange price, whichever is the lower. All other securities are recognised at their market value, whereby changes in valuation are to be recognised in shareholders' equity (available-for-sale). The market value corresponds to the respective market price value on the balance sheet date.

On the balance sheet date, forward transactions were in place for the general hedging of USD positions and a written CHF option in connection with a short-term loan in CHF. These derivatives were attributed to the "Held for trading" category and the effect on the result of the change in valuation recognised.

An asset is deleted from the accounts when the contractual rights to the cash flows connected with the asset expire. In the event that all significant risks and rewards from an asset are transferred, the asset is also deleted from the accounts.

In accordance with IAS 39, Trade receivables have been attributed to the Loans and Receivables category. Short-term accounts receivable are valued at cost. Doubtful accounts receivable are written down to the lower realisable value and the required individual valuation allowances made on the basis of recognisable risk. Accounts receivable in foreign currencies, which are essentially held in USD, GBP, AUD and JPY, are translated at the mid-market price as at the balance sheet date. The Other accounts receivable item also includes deferred expenses for maintenance costs paid in advance.

Derivatives are used to provide coverage against interest rate and currency risks, and to hedge against the fuel price risk. Fuel price hedging is carried out in the form of fixed price agreements ('swaps') on a crude oil basis and fixed price agreements with a limited payout ('capped swaps') on the oil market in Brent (crude oil). No swaps were in use at the balance sheet date (previous year: EUR 0.7m).

The option premiums paid at the inception of the interest rate, currency or fuel price hedging transactions are carried as an asset (until the option is exercised or expires). At the expiration/exercise date the full-capitalised amount is charged/credited either to interest expense, foreign currency exchange differences or fuel expenditure. Exclusively interest-rate swaps are used to hedge interest-rate risk, while both currency and forward swaps are used to hedge against currency risk. In relation to reporting according to IAS 39, primarily Cash Flow Hedges, but also Fair Value hedges, are used. Other derivatives are used for the commercial hedging of future foreign currency risks. The hedging relationships cannot fulfil the detailed requirements of Hedge Accounting according to IAS 39. The hedging relationships of the other derivatives are calculated at Fair Value according to the "Held for trading" category and recognised in the net profit/loss for the year.

The hedging policy and financial instruments in use the balance sheet date are shown in Note 38.

Inventories

Inventories include non-reparable spare parts, raw materials and supplies and related goods, and prepayments on inventories. Inventories are valued at cost. Cost is based on average cost, whereby interest expense is not included. As at the balance sheet date inventories are valued at the lower of cost or net realisable value minus any other costs accrued. Net realisable value is determined by the net selling price of the final product.

Provision for pensions, severance payments and anniversary bonuses

In addition to specific pension commitments with senior employees, especially former members of the Board of Management of the Group and their dependants, the following individually defined pension plans are in place:

A pension plan exists for all employees employed by Austrian Airlines AG within Austria, for employees seconded abroad or for individual senior employees of subsidiaries. Also included in this scheme are all senior employees appointed after 1994.

With effect from 31 December 1994, the previously valid pension contribution regulation for commercial and technical employees of the company was transferred into a pension fund and converted to a defined contribution scheme. The rates of contribution for commercial and technical employees who joined the company on or after 01.01.1995 will be increased from 1% to 3% with effect from 01.01.2005 (4% from 2009). In the Federal Republic of Germany, a similar arrangement exists with the employees whereby this is based on an agreement. The company made the appropriate provisions for this liability until 31 December 2002; from 01.01.2003, it was converted to a local pension contribution system. With effect as of 31 December 1996, the pension contribution regulations for the pilots and cabin attendants of Austrian Airlines AG were also transferred to an external pension fund whilst retaining the contributions-based model. The collective bargaining agreement foresees a pension for pilots, payable at the earliest at the age of 55, amounting to 60% of the final salary, whereby this incorporates the entitlement of the ASVG pension, any invalidity benefit as well as the widows' and orphans' pension with its upper limit. For cabin attendants, a direct contribution scheme dependent upon the length of service and limited to 20% of final salary is planned. A pension for the surviving dependants of flight attendants, the amount of which will be restricted, is also planned. For those inflight employees of Austrian Airlines AG who join the company on or after 01.04.2004, and those pilots and cabin attendants who have moved from Lauda Air to Austrian Airlines in the course of the transfer of the business, the following contributions-based pension fund regulation is in place: pilots receive a contribution of 4% (5% from 2009), cabin attendants a contribution of 3% (4% from 2009) of the respective gross monthly salary.

Provisions have also been made at Tyrolean Airways for a new contributions-based employee pension guaranteed on a collective basis and amounting to 2% of respective gross annual remuneration.

Employees subject to Austrian Law have the right, if their period of employment has lasted for three years without interruption, to a severance payment in case of termination of their terms of employment by the employer or resignation for an important reason, if they have been employed for at least 10 years and upon retirement in any case. The level of this payment depends on the annual salary at the time of termination and the length of service. The provisions for pensions, severance payments and anniversary bonuses have been calculated under the 'Anwartschaftsbarwertverfahren', which roughly corresponds to the 'Projected Unit Credit Method'. The provisions are calculated annually as at the year-end by an external actuary.

For employees who joined the company after 01.01.2003, legally prescribed contributions of 1.53% of gross monthly salary are to be paid into an employee pension fund. For this reason, formation of a provision is not necessary to fulfil legal requirements.

For details of the actuarial assumptions used, see Note 32.

When income or expenditure resulting either from a change in one of the assumptions or from actuarial gains and losses exceed the defined benefit obligation as at the previous year-end by more than the 10 % corridor relating to severance payments and pensions as defined in IAS 19 (Employee Benefits), the excess over the 10% is distributed annually by the amount of the remaining period of service. The pension provision is calculated in accordance with IAS 19 (Employee Benefit Costs) using the 'Anwartschaftsbarwertverfahren'.

Tax, other provisions and contingencies

Tax and other provisions are recorded to the extent that an obligation exists to third parties, that future payments are probable and that the provisions can be reliably measured. Should none of these criteria be applicable, then the correspondent obligations are reported under contingencies. Provisions payable after more than one year are recorded at the net present value. The requirement and valuation of the provisions are re-examined at the balance sheet date each year. Provisions in foreign currency are translated at the closing rate. The provision for commitments under the 'Miles & More' frequent flyer programme is calculated in line with the agreements reached with Lufthansa.

Liabilities

The item of EUR 112.2m in cash presentations as amounts owed to banks with a term of over one year was based upon oral information provided by the financing banks about authorised or intended extensions of amounts principally due within one year.

Liabilities arising from financing lease agreements are valued at the present value of future lease payments in force at the conclusion of the agreement. All other liabilities are valued at the purchase cost recognising the effective interest method. Liabilities in foreign currencies are translated at the mid-market rate on the balance sheet date, and were held primarily in USD, JPY and CHF.

In connection with lease financing, a commitment has been made to contractual partners that specific defined ratios of balance sheet cover will be observed in case a fundamental change in ownership structure should occur.

Deferred taxes

Deferred taxes are calculated in accordance with IAS 12 (Income Taxes) subject to the 'Full Liability Method'. According to IAS 12 (Income Taxes), deferred tax is calculated on temporary timing differences between the tax value and the IFRS book value of the assets and debts. A deferred tax asset has been capitalised for tax losses only to the extent that these will be utilised in the foreseeable future. The calculation of the tax deferral is based upon the standard rate of income tax in the country at the time of the expected reversal of the value difference.

Non-current assets/debts specified for disposal attributed directly to assets specified for disposal

The assets and debts of subsidiaries purchased with an intention to sell and non-current assets available for sale are recognised at the lower of their book or market value minus the costs of disposal.

Estimates

In the consolidated financial statements, it is necessary to make certain estimates and assumptions, which can have an influence upon the value of assets, liabilities, income and expenses in, and on the notes to, the financial statements for the report period. Assumptions and estimates are primarily applied when determining the useful life of the value of assets, calculating discounted cash flows within the scope of impairment tests and forming provisions for legal proceedings, pensions and other guarantees of performance, taxes and guarantees. It is possible that the actual amounts may vary from such estimates used.

Currency translation

Where transactions are performed in a foreign currency, exchange rate differentials arising from the conversion of monetary foreign currency positions, which occur due to exchange rate fluctuations between the booking in of the transaction and the balance sheet date, are reported as full-capitalised entries in the period affected. Non-monetary entries valued at the acquisition or production cost are converted at the historic rate. Where foreign currency receivables or liabilities are hedged by forward transactions, valuation is on the balance sheet date subject to application of the Hedge Accounting provisions of IAS 39. The trends in the most important exchange rates in relation to EUR are as follows:

Currency conversion

EUR	2005		2004	
	Market price on reporting date	Average	Market price on reporting date	Average
USD	1.1797	1.2380	1.3621	1.2462
JPY	138.90	136.89	139.65	133.91
CHF	1.5551	1.5478	1.5429	1.5436
GBP	0.6853	0.6830	0.7051	0.6793
AUD	1.6109	1.6269	1.7459	1.6928

Stock Options

As the stock options were granted before 07.11.2002, the provisions of IFRS 2 were not applied.

5 » Methods of consolidation

Subsidiaries are included in the consolidated financial statements applying IAS 27 if the Group exercises a dominant influence. Significant associates are accounted for under the 'Equity Method' if the Group holds an interest of between 20 and 50 per cent and exercises significant influence. Other investments are carried at cost. In the capital consolidation, the purchase values of the equity interests at the time of acquisition are compared to the Group share in the newly calculated shareholders' equity in the respective company. In subsequent consolidations, the hidden reserves and encumbrances thus disclosed are carried forward, amortised or released in accordance with the treatment of the corresponding assets and debts. Any excess of the costs of acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired is recognised as goodwill and until 2004 was amortised over its estimated useful life, applying the straight-line method. From 2005, the recoverability of such goodwill will be audited by means of an impairment test in accordance with the regulations of IFRS, in connection with IAS 36 (Impairment). According to the transitional provisions in IAS 22 (Business Combinations), goodwill arising up to 31.12.1994 is charged directly to the reserves. Should the goodwill not be covered by the present value of future revenues, a reduction is recognised on the achievable amount. Where in the past the value of the net assets acquired had exceeded the acquisition cost, this was recognised as negative goodwill. The full-capitalised negative goodwill in existence as at 01.01.2005 was released in 2005. The carrying amount of the investments accounted for using the equity method is increased or reduced respectively at each reporting date by the Austrian Airlines Group's pro rata share of the associates' or joint ventures' changes in equity capital. The difference between the carrying amount of the equity investments and the prorated equity of the company is allocated and carried forward on the basis of the same principles as those applicable to full consolidation. Effects resulting from inter-Group transactions are eliminated. Receivables and liabilities between consolidated companies are netted; inter-Group profits and losses included in fixed assets and inventories are eliminated, and earnings within the Group are offset against the correspondent expenses.

6 » Scope of consolidation

The expansion of the scope of consolidation of the fully consolidated companies in 2005 primarily affected Slovenske Aerolinie, a.s. (Slovak Airlines), acquired by means of a capital increase (EUR 2.8m), above all, as well as, to a lesser extent, SLL s.r.o., Bratislava Technik Center s.r.o., Travidata Inc., Travidata (UK) Limited, Wien Oberlaa Liegenschaftsentwicklung GmbH and TRAVI Holding GmbH. Airest Restaurant- und Hotelbetriebsgesellschaft m.b.H., which was also newly incorporated into the scope of full consolidation in the report period, was reported in accordance with the regulations of IFRS 5, "Assets Held for Sale". There were no disposals from the scope of full consolidation to account for in the report period. Within the scope of the initial consolidation of Slovak Airlines, non-current assets of EUR 1.0m, current assets of EUR 16.8m and current debts of EUR 19.2m have been included in the Consolidated Financial Statement.

Twenty-two (fourteen in the previous year) subsidiaries are fully consolidated. The investments in five (six in the previous year) associates are accounted for in the consolidated financial statement under the equity method. Subsidiaries are included in accordance with the principles of IAS 27. The following subsidiaries were included in the consolidated financial statements on the basis of full consolidation:

Company	Headquarters	Holding in %
AUA Beteiligungen Gesellschaft m.b.H.	Vienna	100.0
Austrian Airlines Lease and Finance Company Ltd.	St. Peter Port	100.0
Tyrolean Airways Tiroler Luftfahrt GmbH	Innsbruck	100.0
AUA Versicherungs-Service Gesellschaft m.b.H.	Vienna	100.0
Airest Beteiligungsgesellschaft m.b.H.	Vienna	100.0
Airest Restaurant- u. Hotelbetriebsgesellschaft m.b.H.	Schwechat	100.0
Lauda Air Luftfahrt GmbH	Schwechat	100.0
SLL s.r.o.	Bratislava	100.0
UIA Beteiligungsgesellschaft m.b.H.	Vienna	100.0
TVW Travel Value Wien Betriebs GmbH	Schwechat	100.0
TVW Travel Value Wien Betriebs GmbH & Co KG	Schwechat	100.0
AVICON Aviation Consult Gesellschaft m.b.H.	Vienna	100.0
Travidata Inc.	New York	100.0
Travidata (UK) Limited	London	100.0
Wien Oberlaa Liegenschaftsentwicklungs GmbH	Vienna	100.0
Bratislava Technik Center, s.r.o.	Bratislava	100.0
ACS Aircontainer Services Gesellschaft m.b.H.	Fischamend	76.0
TRAVI Holding GmbH	Vienna	67.0
TRAVIAUSTRIA Datenservice für Reise und Touristik GmbH & Co. Nfg. KG	Vienna	67.0
Slovenske Aerolinie, a.s. (Slovak Airlines)	Bratislava	61.991
SCA Schedule Coordination Austria GmbH	Schwechat	54.0
AVS Privatkunden Versicherungsservice GmbH	Schwechat	51.0

The investments in the following associates were accounted for under the equity method:

Company	Headquarters	Holding in %
AirPlus Air Travel Card Vertriebsgesellschaft m.b.H.	Vienna	33.33
GULET Touristik GmbH & Co KG	Vienna	25.0
GULET Touristik GmbH	Vienna	25.0
TUI-Austria Reiseveranstaltungs GmbH & Co KG	Vienna	25.0
Ukraine International Airlines	Kiev	22.5

An overview of the equity interests can be found on page 97.

7 » Currency translation

In accordance with IAS 21, the annual financial statements of foreign consolidated companies are converted into the euro according to the functional currency concept. For the majority of the companies this is the respective national currency, since these companies operate their businesses independently in the financial, commercial and organisational regard. Assets and debts are converted at the exchange rate on the balance sheet date, therefore, while expenses and income are converted at the annual average exchange rate.

The resultant differences relative to the rates on the balance sheet date are reported separately under Shareholders' equity as a difference arising from currency conversion.

Notes to the Consolidated Income Statement

8 » Flight revenue

Flight revenue by type of service

EURm		2005	2004
Scheduled	Passengers	1,829.1	1,699.7
	Excess baggage	8.9	8.6
	Cargo	151.9	135.4
	Airmail	8.6	7.8
Scheduled Total		1,998.5	1,851.5
Charter		262.0	235.5
		2,260.5	**2,087.0**

9 » Other revenue

EURm	2005	2004
Sales of goods	51.5	48.6
Commissions	12.2	13.7
Technical services	29.8	26.1
Handling services	13.4	13.1
Aircraft lease	13.0	20.1
Revenue from service provider charges	8.5	8.9
Other	4.0	7.2
	132.4	**137.7**

Sales of goods consist primarily of revenues from the Duty Free Shops and inflight sales. The commissions are primarily due to ticket sales for other airlines. The revenue from aircraft leasing of EUR 13.0m in the report period relates principally to the leasing of aircraft of the type A310, B737 and ERJ. The Other revenue item includes revenue from personnel expenses. Revenue from service provider charges and the corresponding lease of equipment is overwhelmingly attributable to TRAVIAUSTRIA.

10 » Other income

EURm	2005	2004
Income from disposal of non-current assets excluding financial assets	7.4	6.5
Income from release of provisions	50.5	57.2
Income from charges to third parties	3.0	2.8
Rental income	0.9	0.9
Foreign currency gains	–	33.6
Damages	3.2	6.1
Other income	27.3	25.4
	92.3	**132.5**

Income from the sale of tangible assets is primarily attributable to the sale of four MD-87 and two MD-83, and of dockyard facilities and other buildings at the Technical Base in Vienna, while income the preceding year was attributable to the sale of two B737 and one B767. The reduction in Income from the release of provisions is primarily the result of the lower release of the provision for tickets issued but not used in previous years.

11 » Expenses for materials and services

EURm	2005	2004
Aircraft fuel	454.3	309.8
Landing and handling charges	284.0	272.6
En route charges	126.6	128.6
Aircraft parts	25.0	25.3
Subcontracted aircraft overhauls	48.1	65.3
Travel expenses overhauls	33.6	31.3
Long-term aircraft lease	18.1	21.4
Short-term aircraft lease (ground transports, Blocked Space Agreements, etc.)	47.6	53.6
Expenditures on commissions	139.6	151.5
Passenger servicing	97.8	96.9
Passenger landing charges	169.9	140.3
Expenditure on reservation systems	46.5	40.9
Merchandise for resale	27.6	25.1
Other passenger related expenses	27.5	18.5
	1,546.2	**1,381.1**

The increase in the individual items of Expenses for materials and services results overwhelmingly from the expansion of production, with increases in the price of aircraft fuel and the security charge included in the passenger landing charge also being reported throughout the year. The Aircraft parts item includes allocation of the valuation allowance for inventories of EUR 0.2m (preceding year's figure EUR 2.6m).

12 » Personnel expenses

EURm	2005	2004
Wages and salaries	351.9	342.0
Severance payments and payments to an employee severance fund	16.1	13.6
Pensions	33.7	18.7
Compulsory social expenses	85.3	78.3
Other social expenses	15.1	14.2
	502.1	**466.8**

The rise in Personnel expenses is attributable to the increase in the average number of employees and salary adjustments in line with the collective agreement.

Average number of employees

	2005	2004
Austrian Airlines	6,848	6,409
Tyrolean Airways	1,355	1,145
Slovak Airlines	152	–
Other croup employees	113	108
	8,468	**7,662**

The figure of 8,468 employees includes 36 blue-collar employees (42 in the previous year). This breakdown includes part-time employees on a proportionate basis of their working hours.

13 » Depreciation and amortisation

EURm	2005	2004
Depreciation intangible assets	10.6	10.5
Depreciation aircraft	275.6	272.6
Depreciation other tangible assets	19.5	19.3
Total scheduled depreciation	**305.7**	**302.4**
Appreciations	–	–58.4
Impairment	32.1	10.7
Total appreciations/impairment	32.1	–47.7
	337.8	**254.7**

For a breakdown of the depreciation and amortisation and impairment amounting to EUR 337.8m (EUR 254.7m the previous year), see the respective entry in Notes (Note 19ff.) This item includes EUR 32.1m as impairment on the amount achievable for aircraft specified for disposal in the report period but used in regular flight operations until that time (balanced by appreciations in value of EUR 47.7m the previous year).

14 » Other expenses

EURm	2005	2004
Other costs of premises and plant	58.4	57.2
Insurance	7.2	18.7
Advertising and representation expenses	30.3	32.2
Consultancy costs	11.8	10.9
Claims	0.5	0.7
Losses of receivables	2.4	2.4
Postage and telecommunications charges	5.4	6.0
Travel expenses of ground staff	6.8	7.1
Taxes (excluding taxes on income)	4.5	2.8
Support materials	14.8	13.5
Other material usage and purchased services	22.5	19.8
Foreign currency losses	28.5	–
Other expenses	6.6	9.6
	199.7	**180.9**

The Other expenses item includes bank charges, various administrative cost and similar.

15 » Result from associates

The Result from associates of EUR 1.0m includes the contributions to the result made by the associates AirPlus, GULET Touristik, TUI Austria and Ukraine International Airlines in the report period.

16 » Financial expenses and income

EURm	2005	2004
Income from other securities and other long-term financial assets	8.0	8.7
Other interest and similar income	20.6	16.7
Interest and similar financial expenses	–72.6	–58.6
	–44.0	**–33.2**

The higher income from interest is overwhelmingly the result of the rise in the interest rate and the higher average stock of cash and cash equivalents. The increase in interest and similar financial expenses is due both to the growth in liabilities and the rise in interest rates as a result of the change in the composition of foreign currency liabilities.

17 » Other financial expenses and income

EURm	2005	2004
Result from other financial assets	0.1	1.1
Income from sale of investments	3.2	12.2
Result from securities and loans	10.1	-6.9
	13.4	**6.4**

Income from the sale of investments in 2004 overwhelmingly results from the sale of Österreichisches Verkehrsbüro. The reduction in the negative result from securities and loans is primarily because the value of investments held in foreign currencies stopped falling due to the exchange rate, appreciating in the report period.

18 » Income taxes

Both incomes taxes paid or owed by the individual companies and deferred tax charge (income) are reported as income taxes.

EURm	2005	2004
Deferred tax income	1.9	5.3
Other income tax expenses	−0.2	−0.8
	1.7	**4.5**

For a detailed breakdown of the assets and liabilities on which deferred tax income is based, please see Note 27. Income from Other income tax expenses is the result of retrospective tax credits.

The effective income tax credit in the report period is as follows:

EURm	2005	2004
Profit before tax	−129.6	48,4
Income tax expense (+)/income (−) applying the Austrian corporate income tax rate of 25% (2005) or 34% (2004)	−32.4	16.5
Allocation (+)/cancellation (−) of valuation allowance tax losses carry forward	43.8	−17.5
Effect of tax rates deviating from Austrian corporate income tax rate	−9.3	−12.1
Effects of tax rate change on base from previous year	–	27.2
Other	−0.4	−9.6
Effective tax income (−)/expense (+)	**+1.7**	**+4.5**

Due to maturity considerations related to the length of charging with future tax-related profits, no deferred tax has been recognised for losses carried forward amounting to EUR 234.2m. Tax expenses arising from changes in the value of financial instruments reported directly in shareholders' equity amount to EUR 0.6m. The tax expenses of Airest amount to EUR 0.6m, and have been balanced in Profit from divisions specified for disposal.

19 » Intangible assets

EURm Acquisition costs	Industrial property rights and similar rights and licences	Goodwill	Negative goodwill (Badwill)	Advance payments	Total
Balance 1.1.2005	83.5	9.1	−1.6	–	91.0
Additions	7.0	4.2	–	–	11.2
Disposals	9.9	–	−1.6	–	8.3
Balance 31.12.2005	80.6	13.3	–	–	93.9
Depreciations					
Depreciation charge for the year	10.6	–	–	–	10.6
Accumulated depreciation	63.9	4.9	–	–	68.8
Book value 31.12.2005	16.7	8.4	–	–	25.1
Book value 1.1.2005	21.3	4.2	−1.6	–	23.9

EURm Acquisition costs	Industrial property rights and similar rights and licences	Goodwill	Negative goodwill (Badwill)	Advance payments	Total
Balance 1.1.2004	79.4	9.1	−1.8	0.2	86.9
Additions	5.3	–	0.2	–	5.5
Disposals	1.2	–	–	0.2	1.4
Balance 31.12.2004	83.5	9.1	−1.6	–	91.0
Depreciations					
Depreciation charge for the year	10.1	0.4	−0.1	–	10.4
Accumulated depreciation	62.2	4.9	−0.1	–	67.0
Book value 31.12.2004	21.3	4.2	−1.6	–	23.9
Book value 1.1.2004	26.2	4.6	−1.6	0.2	29.4

The estimated useful lives defined in Note 3 were applied in the case of all intangible assets. Additions refer to the purchase of rights for the improvement and expansion of information systems, as well as goodwill from the purchase of Slovak Airlines (EUR 4.2m).

In the capitalised goodwill, the test required according to IFRS 3 did not produce a need for depreciation on possible impairment. Existing negative goodwill as at 01.01.2005 of EUR 1.6m was amortised, affecting the result.

20 » Aircraft

EURm Acquisition costs	Aircraft	Reserve engines, spare parts and equipment	Advance payments and assets under construction	Total
Balance 1.1.2005	3,682.9	211.0	91.8	3,985.7
Additions	239.8	12.0	22.6	274.4
Disposals	265.2	22.3	–	287.5
Reclassifications	63.0	–	–63.0	–
Balance 31.12.2005	3,720.5	200.7	51.4	3,972.6
Depreciations				
Depreciation charge for the year	288.4	18.9	0.3	307.6
Accumulated depreciation	1,617.9	78.4	1.9	1,698.2
Book value 31.12.2005	2,102.6	122.3	49.5	2,274.4
Book value 1.1.2005	2,116.9	135.9	89.8	2,342.6

EURm Acquisition costs	Aircraft	Reserve engines, spare parts and equipment	Advance payments and assets under construction	Total
Balance 1.1.2004	3,632.7	231.2	81.1	3,945.0
Additions	176.4	17.2	54.0	247.6
Disposals	165.9	10.3	30.7	206.9
Reclassifications	39.7	–27.1	–12.6	–
Balance 31.12.2004	3,682.9	211.0	91.8	3,985.7
Depreciations				
Depreciation charge for the year	257.5	15.1	–	272.6
Accumulated depreciation	1,566.0	75.1	2.0	1,643.1
Book value 31.12.2004	2,116.9	135.9	89.8	2,342.6
Book value 1.1.2004	2,249.3	140.4	79.0	2,468.7

A total of EUR 183.0m was spent on the acquisition of aircraft, reserve engines, rotables and modifications. In the medium-haul and regional flight sectors, three A319, two B737-800 and two Dash-8/400 were purchased. In addition to this, EUR 68.8m was capitalised from significant aircraft overhauls. Additions related to the advance payments for aircraft and assets under construction totalling EUR 22.6m relate principally to the delivery of aircraft of the types A319, B737 and B777. Disposals of aircraft relate primarily to the sale of four MD-87 and two MD-83.

Due to the impairment test carried out on the aircraft fleet, there is no requirement for impairment to a lower recoverable value for the aircraft employed in the longer term. In detail, calculation is performed on the basis of so-called Cash Generating Units. Since all aircraft are used for all traffic streams according to the transferral concept of the Austrian Airlines Group, the total Group fleet has been included as a single Unit. An interest rate of 5.0% (5.0% the previous year) has been set for the purposes of calculation. For the cash flows of the periods from 2010, which lie outside the limits of the calculations of the current corporate plan, the cash flow for the year 2009 was measured and escalated by 1.75% per annum. Because the book values of those aircraft and spare parts specified for disposal but in regular flight operation until that time were above the market values minus disposal costs, impairments were recognised amounting to EUR 32.1m.

21 » Other tangible assets

EURm Acquisition costs	Land and buildings	Plant and machinery	Fixtures, plant and office equipment	Advance payments and assets under construction	Total
Balance 1.1.2005	273.1	17.8	93.0	6.2	390.1
Additions	3.4	1.5	5.9	3.1	13.9
Disposals	192.0	–	2.0	2.2	196.2
Reclassifications	–	–	2.3	–2.3	–
Balance 31.12.2005	84.5	19.3	99.2	4.8	207.8
Depreciation					
Depreciation charge for the year	8.9	1.3	9.3	–	19.5
Accumulated depreciation	51.5	16.0	83.1	–	150.6
Book value 31.12.2005	33.0	3.3	16.1	4.8	57.2
Book value 1.1.2005	136.1	3.2	17.8	6.2	163.3

EURm Acquisition costs	Land and buildings	Plant and machinery	Fixtures, plant and office equipment	Advance payments and assets under construction	Total
Balance 1.1.2004	274.6	16.8	97.2	3.3	391.9
Additions	2.5	1.3	8.1	2.9	14.8
Disposals	4.0	0.3	12.3	–	16.6
Reclassifications	–	–	–	–	–
Balance 31.12.2004	273.1	17.8	93.0	6.2	390.1
Depreciation					
Depreciation charge for the year	8.9	1.6	8.8	–	19.3
Accumulated depreciation	137.0	14.6	75.2	–	226.8
Book value 31.12.2004	136.1	3.2	17.8	6.2	163.3
Book value 1.1.2004	143.8	3.4	19.5	3.3	170.0

Additions reported as plant equipment are primarily attributable to new purchases for the improvement of IT infrastructure..

Disposals in 2005 essentially relate to the sale of hangar facilities and other buildings at the technical Base in Vienna, which were leased back in the course of an operating lease agreement with an unspecified term.

22 » Leased assets

The item Aircraft and other tangible assets also includes leased assets that, due to the substance of the lease agreements, are treated as finance leases although there is no legal ownership by the Group. At the end of the report period, this included 37 used aircraft – two Fokker 70, three A340, four A321, four A320, six A319, two B777, two B767, seven B737, four CRJ and three ERJ. 105 aircraft with a total book value of EUR 2,204.5m, as well as the deposit payments, are pledged within financing agreements to the benefit of the financing institutions or – in the case of finance leases – represent the property of the financing institutions or project companies. Junior liens (Hyperocha) also serve as a security for credit lines. The total amount of leased assets, which are attributable to the beneficial ownership of the Group according to IAS 17 (Accounting for Leases), is as follows:

EURm Acquisition costs	Leased aircraft and reserve engines	Leased buildings
Balance 1.1.2005	939.6	10.1
Additions/Reclassifications	905.2	–
Disposals	157.3	–
Balance 31.12.2005	1,687.5	10.1
Depreciations		
Depreciation charge for the year	105.9	0.2
Accumulated depreciation	615.0	3.2
Book value 31.12.2005	1,072.5	6.9
Book value 1.1.2005	521.2	7.1

EURm Acquisition costs	Leased aircraft and reserve engines	Leased buildings
Balance 1.1.2004	976.5	10.1
Additions/Reclassifications	1.1	–
Disposals	38.0	–
Balance 31.12.2004	939.6	10.1
Depreciations		
Depreciation charge for the year	47.7	0.2
Accumulated depreciation	418.4	3.0
Book value 31.12.2004	521.2	7.1
Book value 1.1.2004	723.9	7.4

For further details of leasing obligations, see Note 36.

23 » Investments in associates, securities and loans

The stock of securities primarily includes fixed and variable interest-rate loans from both domestic and international issuers. The interest rates on the balance sheet date ranged between 2.25% and 6.51%. The average effective interest rate yield in the report period was 3.89% (3.29% in the previous year). For securities not listed on the stock exchange, the market value disclosed by the custodian bank, which essentially corresponded to the issue value, has been recognised. On the total stock of securities with a book value of EUR 149.4m as at 31.12.2005 (EUR 176.1m the previous year), EUR 134.4m was not freely available and primarily served as additional securities within the scope of aircraft financing.

The book value of investments in associates, which were balanced at equity, is EUR 12.7m.

EURm	2005 held-to-maturity	2005 available-for-sale
Quoted on stock exchange	62.6	31.2
Not quoted on stock exchange	30.1	25.5
	92.7	**56.7**

The following table compares the book and market values of the securities that are held to maturity:

EURm	31.12.2005
Book value	92.7
Market value	93.1
Unrealised profit/loss	**0.4**

The Other loans item overwhelmingly represents deposit payments for aircraft financing.

24 » Inventories

Inventories, which total 57.9m, consist of technical commodities required and purchased for use in servicing the fleet, goods for inflight sale and in Duty Free shops and other merchandise. Valuation allowances of EUR 20.4m (EUR 20.6m the previous year) were deducted as at 31.12.2005. Expenses arising from the allocation of the valuation allowance of EUR 0.2m (EUR 2.6m the previous year) are reported in Expenses on materials.

EURm	31.12.2005	31.12.2004
Operational supplies and consumables	45.7	38.8
Goods for sale and other merchandise	12.2	13.4
	57.9	**52.2**

25 » Trade receivables

Due within one year

EURm	31.12.2005	31.12.2004
Trade receivables	178.2	149.4

In principle, trade receivables are interest-free and the overwhelming majority have a term of up to 30 days. The receivables in their given state as at 31.12.2005 included EUR 8.7m in USD, EUR 7.4m in JPY and EUR 3.9m in AUD.

As at 31 December 2005, valuation allowances amounted to EUR 10.5m (EUR 13.5m the previous year). No general provision was recorded on trade receivables. Trade receivables refer primarily to agents and credit card companies in Austria and abroad, other airlines and airmail authorities. The reported book values of the monetary assets described in these items correspond to their market values.

Of the receivables as at 31.12.2005, EUR 50.6m is ceded as securities for a rediscount financing.

26 » Other current assets

Due within one year

EURm	31.12.2005	31.12.2004
Other accounts receivable	44.2	50.3
Prepaid expenses	20.1	13.8
	64.3	**64.1**

Due after more than one year

EURm	31.12.2005	31.12.2004
Other accounts receivable	34.4	51.5
Prepaid expenses	39.8	50.5
	74.2	**102.0**

As at 31.12.2005, valuation allowances amounting to EUR 1.5m were made on Other current assets (EUR 0.3m the previous year). No general provision on other receivables was recorded. Other non-current assets also include accrued interest income of EUR 2.6m. The reported book values of the monetary assets described in these items correspond to their market values. The Accrued expenses item mainly consists of maintenance expenses and rental payments made in advance.

27 » Deferred tax assets

The deferred tax assets reported in the balance sheet are based on the following temporary differences between the carrying amounts for IFRS financial reporting purposes and the tax base. The deferred tax assets were reported subject to application of the 25% tax rate valid in Austria as of 01.01.2005.

EURm	31.12.2005	31.12.2004
Tax loss carry forward	275.4	326.3
Assets (primarily aircraft) and associated financing liabilities	112.2	96.0
Provisions for pension obligations	119.1	108.7
Provisions for severance payments	109.9	96.9
Provisions for anniversary bonuses	6.2	6.2
Provisions for additional depreciation	–25.6	–35.5
Other provisions	–1.7	–9.5
Untaxed reserves	–40.5	–49.3
Other liabilities	–173.5	–163.1
Other temporary differences	–0.7	14.5
Tax base	**380.8**	**391.2**
Deferred tax assets	**95.2**	**97.8**

The deferred tax on tax loss carry forwards was carried as an asset insofar as these can probably be charged with future tax-related income. According to Austrian tax law, no time restrictions exist with regard to the consumption of tax losses carried forward. No deferred taxes were accounted for profits of A.L.F., which are not intended for distribution.

28 » Assets of disposal group classified as held for sale / Liabilities directly associated with the assets classified as held for sale

These result from the non-current assets of the subsidiary Airest Restaurant- und Hotelbetriebsgesellschaft m.b.H., which is expected to be disposed of in its entirety in the first quarter of 2006.

The Group acquired the remaining 65% of its shares in Airest Restaurant- und Hotelbetriebsgesellschaft m.b.H. on 13.05.2005, with the intention of disposing of all its shares. As a result, this company has been reported in the balance sheet according to the provisions of IFRS 5. The assets of this subsidiary including the goodwill acquired amount to EUR 42.0m, while the debt attributable to the company is EUR 18.6m. The company generated revenue of EUR 70.8m in the financial year 2005, its total expenses were EUR 72.3m and it achieved a profit before tax of EUR 2.4m. Related income tax expenses amounted to EUR 0.6m; as at 31.12.2005, the company reported a balance sheet total of EUR 23.6m. Airest succeeded in increasing its turnover by 1% in 2005, despite the fact there was a reduction in airline catering overall due to new service concepts and the cost savings measures put in place by airlines. The main reasons for the renewed growth in business were the significant increases in airport gastronomy and in new business sectors. With over 8.6 million guests supplied in the air and on the ground, the company was once again able to confirm its leading role as a provider of gastronomic services in the aviation sector.

29 » Cash on hand and at bank

EURm	31.12.2005	31.12.2004
Bank deposits and cash stocks	40.7	29.0
Fixed deposits	80.1	39.0
Total cash on hand and at bank according to Consolidated Balance Sheet	**120.8**	**68.0**
Bank deposits and cash stocks in investments specified for disposal	8.6	–
	129.4	**68.0**

On the balance sheet date, EUR 5.9m of the stock of cash on hand and at bank reported according to the consolidated balance sheet was pledged as securities.

The following table shows the book and market values of the securities on current assets as of the balance sheet date:

EURm	31.12.2005	2004
Book value	120.8	68.0
Market value	120.8	68.0

The following is a breakdown of bank deposits by currency:

EURm	31.12.2005	31.12.2004
EUR	103.3	28.6
USD	3.6	31.3
CHF	0.3	0.3
JPY	0.5	0.4
Other currencies	13.1	7.4
	120.8	**68.0**

30 » Shareholders' equity

The share capital of Austrian Airlines AG, totalling EUR 247.2m, is broken down into 34 million individual share certificates. The shares of the company are listed on the Prime Market of the Vienna Stock Exchange. The share was taken off the ATX in September 2005 in line with the resolution reached by the ATX Committee.

In the Ordinary General Meeting of 8 May 2002, authorisation was given to buy back up to 10% of the issued share capital, subject to a time restriction of 18 months. In 2002, the authorisation was used to buy back 5% of the shareholders' equity, and 1.7 million shares bought back to put in place a 'Share Purchase Option Programme' for managers. The repurchase value of EUR 14.8m has been balanced as part of the reserves. At the 50th Ordinary General Meeting of 15 March 2005, authorisation was again granted to purchase shares with a value of up to 5% of the share capital within 18 months of the date of 1 May 2006; at the time of going to press, this authorisation had not yet been used.

The net loss for the year is recorded under accumulated results. In accordance with IAS 27 (Consolidated Financial Statements and Accounting for Investments in Subsidiaries), minority interests are recorded in the Consolidated Balance Sheet as a separate line item from the shareholders of Austrian Airlines AG.

In accordance with IAS 39, the stock of reserves results from the valuation on the balance sheet date of the 'available-for-sale' securities and the valuation of the cash flow hedges.

31 » Reserves

The composition and development of the reserves are disclosed in the Statement of Changes in Shareholders' Equity. Only the balance sheet capital of the parent company can be used for the payment of dividends. A limitation on profit distribution exists in relation to the capital reserves amounting to EUR 24.7m, which originate in the capital surplus in the course of a capital increase, and other restricted reserves.

32 » Provisions

Long-term provisions

EURm	31.12.2004	Application	Release	Reorganisation	31.12.2005
Provisions for severance payments	102.4	–6.7	–	14.8	110.5
Provisions for pension obligations	120.8	–17.2	–	27.7	131.3
Provisions for anniversary bonuses	25.6	–1.1	–	2.3	26.8
	248.8	**–25.0**	**–**	**44.8**	**268.6**

According to IAS 19 (Employee Benefits), the valuation of provisions for employee benefits is determined under the 'Projected Unit Credit Method'. According to this method, the amount necessary for the accumulation of the full accrual is charged to the period to which the benefit growth is allocated. The provisions for social capital show the following development:

The provisions have been calculated using the following actuarial assumptions:

- Biometric parameters: 'Rechnungsgrundlagen für die Pensionsversicherung AVÖ 1999-P (Angestellte)'
- Fluctuation: for severance payments and anniversary bonuses dependent upon age (cabin attendants) between 0.0% and 15.0% and length of service (commercial/technical employees), between 0.0 and 20.0 %; for pensions depending on age (with cabin attendants), between 0.0 and 15.0 % (same parameters the previous year);
- Age of retirement: earliest possible legally pensionable age in accordance with the 2004 Pension Reform (exception: Collective Agreement: pensionable age 61.5 years and ASVG pension – comparative calculation with 2004 Pension Reform) (previous year: earliest possible legally pensionable age in accordance with the 2003 Pension Reform);
- Discount rate: fixed at 5.0% per annum taking into consideration the very long average terms (5.0 % per annum the previous year);
- Salary increases: between 3.75% and 6.25% per annum, depending upon membership of collective agreement and level of remuneration, whereby increases incorporate estimated rates of inflation of 1.75% - 2.0% per annum and career assumptions dependent upon the collective agreement (same parameters the previous year);
- Pension increase: 0% for commercial/technical employees and 1.75% for inflight personnel (previous year: 0% for commercial/technical employees and 2.00% for inflight personnel);
- Pension fund surplus: 5.0% for commercial/technical employees and inflight personnel (same parameters the previous year);

Contributory payments of EUR 5.6m were made for employees in contributions-based models (EUR 5.1m the previous year).

Provisions social capital

EURm	Pension obligations 2005	2004	Severance payments 2005	2004	Anniversary payments 2005	2004
Present value of obligations (funded) as 31.12. (DBO)	363.9	336.9	–	–	–	–
Present value of obligations (unfunded) as 31.12. (DBO)	16.7	16.7	117.4	103.4	26.8	25.6
Recoverable fair value of scheduled assets on 31.12.	–181.3	–166.9	–	–	–	–
Actuarial (losses)/profits not recorded as at 31.12.	–68.0	–65.9	–6.9	–1.0	–	–
Provisions as at 31.12.	**131.3**	**120.8**	**110.5**	**102.4**	**26.8**	**25.6**
Current length of service	16.9	10.1	9.7	9.2	1.0	6.9
Interest costs	17.4	16.1	4.9	4.4	1.3	0.9
Expected income from scheduled assets	–8.2	–6.9	–	–	–	–
Recorded actuarial loss	1.5	1.3	–	–	–	–
Annual expenses	**27.6**	**20.6**	**14.6**	**13.6**	**2.3**	**7.8**
Provisions as at 1.1.	120.8	125.9	102.4	79.6	25.6	17.5
Reclassification	–	0.9	–	13.5	–	2.2
Annual expenses	27.7	20.6	14.6	13.6	2.3	7.2
Payments made	–17.2	–26.6	–6.5	–4.3	–1.1	–1.3
Provisions as at 31.12.	**120.8**	**120.8**	**110.5**	**102.4**	**26.8**	**25.6**
Expected income from scheduled assets	8.2	6.9	–	–	–	–
Actuarial (losses)/profits from scheduled assets	–1.0	1.7	–	–	–	–
Actual income from scheduled assets	**7.2**	**8.6**	**–**	**–**	**–**	**–**

The pension fund has developed as follows over the past five years:

Pension obligations

EURm	2005	2004	2003	2002	2001
Present value of obligations as 31.12. (DBO)	380.6	353.6	327.7	297.9	282.4
Recoverable fair value of scheduled assets on 31.12.	−181.3	−166.9	−142.3	−122.5	−116.3
Actuarial (losses)/profits not recorded as at 31.12.	−68.0	−65.9	−59.5	−42.0	−32.9
Provisions as at 31.12.	**131.3**	**120.8**	**125.9**	**133.4**	**133.2**

The scheduled assets in the pension fund were invested as follows in the report period:

%	31.12.2005	31.12.2004
Euro shares	14.1	21.5
Non-euro shares	15.1	11.4
Euro bonds	70.8	54.6
Non-euro bonds	–	12.5
	100.0	**100.0**

Severance payments

EURm	2005	2004	2003	2002	2001
Present value of obligations as 31.12. (DBO)	117.4	103.4	79.5	82.0	80.7
Recoverable fair value of scheduled assets on 31.12.	–	–	–	–	–
Actuarial (losses)/profits not recorded as at 31.12.	−6.9	−1.0	0.1	−6.0	−6.1
Provisions as at 31.12.	**110.5**	**102.4**	**79.6**	**76.0**	**74.6**

Anniversary payments

EURm	2005	2004	2003	2002	2001
Present value of obligations as 31.12. (DBO)	26.8	25.6	17.5	14.2	13.6
Recoverable fair value of scheduled assets on 31.12.	–	–	–	–	–
Actuarial (losses)/profits not recorded as at 31.12.	–	–	–	−0.6	–
Provisions as at 31.12.	**26.8**	**25.6**	**17.5**	**13.6**	**13.6**

Short-term provisions

EURm	31.12.2004	Verwendung	Auflösung	Neubildung	31.12.2005
Unearned transportation revenue arising from flight documents sold and not yet used	118.1	−88.5	−21.6	115.1	123.1
Provisions for valuation risks	22.4	–	−14.8	0.4	8.0
Provisions for arising from frequent flyer programmes obligations	1.9	−1.9	–	1.5	1.5
Provisions for plant projectsnot yet charged	5.6	−2.0	−3.2	2.4	2.8
Other provisions	42.7	−32.9	−10.9	31.2	30.1
	190.7	**−125.3**	**−50.5**	**150.6**	**165.5**

The increase in provisions for Unearned transportation revenue arising from flight documents sold and not used is attributable to the increased flight programme compared to the end of the previous year. The Other provisions item essentially includes provisions for risks arising from other operating and administrative costs such as advertising, operation and maintenance costs and other areas.

33 » Interest-bearing liabilities

Non-current interest-bearing liabilities

EURm	31.12.2005	31.12.2004
Bonds issued	38.6	38.9
Amounts owed to banks	495.8	755.9
Lease liabilities	791.9	667.9
	1,326.3	**1,462.7**

Current interest-bearing liabilities

EURm	31.12.2005	31.12.2004
Amounts owed to banks	268.2	119.8
Lease liabilities	201.3	234.3
	469.5	**354.1**

The bonds issued consist exclusively of a bond in CHF bearing interest of 5_% amounting to CHF 60.0m, which does not feature a limited term ('perpetual bond').

Amounts owed to banks also include rediscounting financing of EUR 58.1m with Österreichische Kontrollbank.

The increases in Amounts owed to banks and Other liabilities are fully attributable to new credits taken out in the course of the acquisition of new aircraft, minus the corresponding amortisations. New credits were taken out in the report period for three A319, two B737 and two Dash-8/400, as well as for the nine Fokker 100 incorporated into the fleet and other refinancing. These credits were reported in the accounts at EUR 251.1m as at 31.12.2005.

The effective interest rate yield was 3.51% (3.11% the previous year). The item of EUR 130.0m as Amounts owed to banks with a term of over one year was based upon oral information provided by the financing banks about authorised or intended extensions of amounts principally due within one year.

For these liabilities, in accordance with standard practice in the industry, aircraft with a book value of EUR 2,204.5m, securities with a book value of EUR 134.4m and cash on deposit with a value of EUR 5.9m were pledged as securities.

The following table contains the terms and conditions of interest-bearing liabilities, as well as their book values as at 31.12.2005:

EURm		EUR	USD	CHF	JPY	book value
Up to one year	of which fixed	137.1	–	9.4	49.3	195.8
	of which variable	175.2	19.9	78.6	–	273.7
After one year and	of which fixed	108.5	–	9.8	11.8	130.1
up to two years	of which variable	78.9	19.7	8.6	–	107.2
After two years and	of which fixed	137.5	0.5	42.9	2.8	183.7
up to three years	of which variable	96.3	23.3	7.1	–	126.7
After three years and	of which fixed	87.7	1.3	–	2.8	91.8
up to four years	of which variable	97.7	21.0	5.2	–	123.9
After four years and	of which fixed	60.6	3.6	–	13.4	77.6
up to five years	of which variable	18.2	8.2	5.4	–	31.8
More than five years	of which fixed	208.8	26.7	38.6	–	274.1
	of which variable	53.4	121.5	4.5	–	179.4
		1,259.9	**245.7**	**210.1**	**80.1**	**1,795.8**

Liabilities in USD are covered by hedging transactions and stocks of securities and cash on deposit in USD amounting to EUR 136.4m.

34 » Other liabilities

Other non-current liabilities

EURm	31.12.2005	31.12.2004
Other liabilities	8.1	9.6
Accrued income	19.4	17.4
	27.5	**27.0**

Other current liabilities

EURm	31.12.2005	31.12.2004
Advances received from customers	4.2	3.6
Trade accounts payable	193.9	201.9
Accounts payable to associated companies	–	0.1
Liabilities relating to personnel costs	57.6	58.6
Liabilities relating to other taxes	25.3	4.6
Liabilities relating to social security	7.3	7.1
Other liabilities	50.7	39.6
Accrued income	15.1	16.2
	354.1	**331.7**

Trade accounts payable essentially result from flight operations and from sales commissions not yet charged in Austria and abroad. Personnel accounts payable essentially result from provisions for holidays, increased efficiency credits, partial retirement credits, target achievement bonuses and similar that have not yet been used.

Other liabilities include various liabilities from interest charges, passenger charges, etc.

35 » Contingencies

Guarantees and contingencies amounting to EUR 254.1m relate primarily to contingencies arising from sale-and-lease-back agreements set up for the scheduled repayment of liabilities and offset with the appropriate deposits, as well as guarantees referring to aircraft financing. On the basis of the profit and loss transfer agreement already concluded and the Production Company Concept, the Group parent company bears the capacity and currency risks of the operating subsidiary companies with immediate effect.

EURm	31.12.2005	31.12.2004
Guarantees from aircraft financing	247.0	273.7
Other contingent liabilities	7.1	9.9
	254.1	**283.6**

36 » Other financial obligations

EURm	31.12.2005	31.12.2004
Order commitments for aircraft incl. advance payments	276.9	319.5
Order commitments for other planned investments	103.0	143.2
Other	29.2	36.5
	409.1	**499.2**

The order commitment relates to three aircraft as at 31.12.2005; the Other item includes long-term obligations in the catering field.

Operating Lease Commitments – Austrian Airlines Group as lessee

EURm	31.12.2005	31.12.2004
Up to one year	45.5	29.1
After one year and up to five years	159.1	111.8
More than five years	215.3	13.9
	419.9	**154.8**

The company concluded operating lease agreements as the operating lessee for two aircraft of the type B767 and one aircraft of the type A330 with terms until 2012, as well as for hangar facilities and other buildings at the Technical Base in Vienna with an unspecified term, and other commercial machinery and equipment and vehicles with terms of between one and twenty years. Although the contracts end immediately after expiry of the contractual term as a rule, tenancy extension options exist in some cases. Payments of EUR 18.1m arising from leasing relationships were reported in the report period, having an affect on the result.

Operating Lease Commitments – Austrian Airlines Group as lessor

EURm	31.12.2005	31.12.2004
Up to one year	10.7	10.1
After one year and up to five years	12.7	17.0
More than five years	12.5	13.3
	35.9	**40.4**

The company concluded lease agreements as the lessor for one aircraft of the type A310, one B737 and three ERJ. The agreements had terms of up to one year and featured extension options.

Finance Lease Commitments – Austrian Airlines Group as lessee

EURm	31.12.2005	31.12.2004
Up to one year	243.8	212.5
After one year and up to five years	562.3	650.0
More than five years	365.9	311.9
Total minimum lease payments	**1,172.0**	**1,174.4**
Less amounts representing finance expenses	**–191.2**	**–197.1**
Present value of minimum lease payments	**980.8**	**977.3**

The company concluded finance lease obligations as the lessee with terms ranging between one and seventeen years for 38 aircraft and one engine, as well as for one hangar building. The majority of the contracts feature fixed leasing rates and purchase options at the end of the lease term. While the contracts can be extended on the part of the lessee, they cannot be terminated.

Finance Lease Commitments – Austrian Airlines Group as lessor

EURm	31.12.2005	31.12.2004
Up to one year	3.0	2.6
After one year and up to five years	11.9	11.2
More than five years	16.0	15.7
Total of investing	**30.9**	**29.5**
Less amounts representing finance expenses	**–10.4**	**–10.4**
Present value of finance lease commitments	**20.5**	**19.1**

The company concluded finance lease agreements as the lessor for one aircraft of the type B737 and one Dash-8/300 with terms to 2017, the majority of which include fixed lease rates and purchase options at the end of the term. While the contracts can be extended on the part of the lessee, they cannot be terminated.

37 » Hedge policy and financial derivatives

As a globally active company, the Austrian Airlines Consolidated Group is routinely exposed to fluctuations in prices, interest rates and exchange rates. In recognition of this fact, it is company policy, subject to precise observation of the existing risk positions and market trends, to balance any such risks internally as far as possible; to control net positions in such a way as to produce the optimum effect on net income; and to hedge open positions wherever it is deemed.

Risk management system

Because it is in the international aviation sector, the Austrian Airlines Group operates in a complex economic environment in which conditions are constantly changing and experiences a range of types of risk as a result. To ensure that it continues to enjoy long-term success under such conditions, the company has put in place a system of targeted management of risks and opportunities.

The strategy of the Austrian Airlines Group is based on the basic principles of value-oriented corporate management. This means that the Group is ready to accept commercial risk as long as the business activities undertaken and resultant additional income opportunities can reasonably be expected to produce an increase in the value of the company.

The Austrian Airlines Group uses a system of risk management organised according to a decentralised concept, featuring a single risk manager and eight decentralised risk coordinators to cover all divisions of the Board of Management. The central risk management office is responsible for the (ongoing) conceptual development, implementation and maintenance of the Group-wide risk management system of the Austrian Airlines Group. A specialist department in its own right, the risk management office supports divisions and subsidiaries in tackling risk management issues. Essentially this support includes helping those divisions and subsidiaries to prepare and draw up risk definitions and analyses; deriving and subsequently coordinating risk improvement measures; and providing feedback on the data used. The risk management office is also responsible for writing risk management reports for the Board of Management.

Every division of the Board of Management and subsidiary has a risk committee whose responsibility it is to discuss the key risks in the respective field, check the plausibility of data collection and evaluation, and to examine the appropriateness of the measures taken to manage the risk. These risk committees consist of members of the Group Board of Management, executive management in the case of subsidiaries, the respective executives and risk coordinator in question.

The risk management of the Austrian Airlines Group is based on a systematic process of risk identification, evaluation and management covering the entire Group. This process, which takes place twice a year, guarantees that the relevant risks in the Group are acknowledged and that the measures necessary to overcome them are scrutinised thoroughly. The risk inventory of the Austrian Airlines Group generated as a result of this approach puts the Board of Management in a position to recognise difficult developments at an early stage, before the Group is compromised in any way, and to implement countermeasures if necessary.

Foreign currency risk

Foreign currency risks are valued from both the 'cash flow at risk' and 'value at risk' perspectives, and are hedged and controlled with the objective of planning security and result optimisation. From a cash flow perspective, the USD position is relatively neutral when holdings of dollar-dependent currencies in the Group are taken into account, while in JPY surpluses exist from ticket sales in the Japanese market. On the assets side, the aircraft fleet represents a book value of around EUR 2.3 billion denominated in US dollars. According to IFRS, however, aircraft are not subject to 'mark to market' valuation and therefore cannot be used to offset liabilities in dollars. Due to the positive exchange rate trend for Austrian Airlines, liabilities held in Japanese yen were partly reduced. Financing surpluses exist in CHF, with the aim of using the favourable Swiss interest rate. A call option was sold on a short-term loan, with the premium received to be collected upon maturity of the option in September 2006. Where necessary, derivative instruments will continue to be used with first-class partners for the settlement of balances or the closing of open positions. As at 31.12.2005, hedging transactions existed using financial derivatives for the coverage of exchange rate and interest rate fluctuations. The market values of financial derivatives as reported in the following tables correspond to the particular price at which an independent third party would assume the rights and/or obligations from this financial instrument from the Austrian Airlines Group. The market values were determined on the basis of the market information available on the balance sheet date. Negative signs mean a possible obligation in a sale or a realisation of the item at the financial year-end. The following currency hedging, reported according to business types, exists in relation to banks and other financial institutions.

Currency hedging

EURm	Terms to	List price at 31.12.2005	Market value 31.12.2005	Profit (+)/ loss (-)
USD 118,5 Mio. Forward exchange purchase	23.11.2007	96.6	99.3	+2.7
JPY 6,2 Mrd. Forward exchange purchase	29.9.2006	44.3	45.3	+1.0
				+3.7

Fair Value valuation was used to the effect that banks performed valuation on the basis of recognised valuation models.

Twelve currency swaps (foreign currency hedging at fixed agreed exchange rates) exist in the area of swap currency hedging. For further details, see the sections 'Effects of valuation of Cash Flow Hedges' and 'Effects of valuation of Fair Value Hedges'.

Interest rate risk

The programme to reduce interest rate risks was rigorously continued in 2005. At the end of 2005, the proportion of financing covered by fixed interest rates was around 53.0% . As a result, the risks to the Group from fluctuations in interest rates have been suitably reduced.

New financing is principally concluded in EUR at fixed rates of interest; at the same time, hedging transactions amounting to approximately EUR 110.6m are in place that are counted as a EUR liability with fixed interest for the Group. Similarly, subsequent financing is converted into EUR with fixed interest rates, where the market allows. See Note 33 for details of the maturities of interest-bearing liabilities

Interest rate change risks

EUR (000)	Change in expenses at +/- 0.1% Interest rate change
EUR	150.7
USD	84.7
CHF	25.7

Price risk

The price risks associated with the fuel price trend – fuel expenditure represents around 17.5% (13.6% the preceding year) of operating expenses – were partially hedged in 2004 by means of fixed price transactions ('swaps') on the basis of the crude oil price and fixed price transactions with a limited payout ('capped swaps'). This approach increases planning security and, although it cannot provide protection against persistent, long-term price increases, helped to absorb the impact of the sharp increase in oil prices in 2004. In such cases, there remains no alternative to coverage other than the appropriate increases in flight revenues and the temporary introduction of fuel surcharges. In the past, sharp increases in the price of oil were normally triggered by brief crises and tended to be relatively short-term in nature. The oil price increases from 2004 onwards could not have been predicted, either in terms of the height of those prices or their duration. The average jet fuel price, which stood at USD 398 per ton in 2004, rose to an average of USD 555 per ton in 2005 and reached a new record level of more than USD 700 per ton in the third quarter of 2005. For 2006, most analysts are now predicting a slight relaxation in the prices of crude oil and oil-based products, as a result of which hedging by means of fixed price transactions currently involves a high level of risk. At the same time, the charges on option transactions are excessively high due to the high volatility in the market. For these reasons, no additional fuel hedging transactions have yet been concluded for 2006. Hedging transactions are handled centrally for all Group companies by the Group's Purchasing Division.

Risk of non-payment

In the majority of cases, the sale of passage and freight documents is handled via agencies within the sphere of influence of IATA. These agencies are overwhelmingly connected with country-specific clearing systems for the settlement of passage or freight sales. Individual agents are checked by the particular clearing houses. The credit risk from sales agents is relatively low due to their dispersion worldwide. Unless the agreements upon which a payment is based explicitly state otherwise, claims and liabilities arising between the airlines are usually settled on a bilateral basis or via a clearing house of the International Air Transport Association (IATA). Settlement takes place principally through the balancing of all receivables and liabilities at regular monthly intervals, which contributes to a significant reduction in the risk of non-payment and in the past stood at less than EUR 20m in a single month at the biggest partners. In individual cases, a separate security may be required in the particular payment agreement for other transactions, securities may be required or credit information/references obtained. Historical data from the business relationship up to that point, particularly in relation to payment behaviour, may be used in an effort to avoid non-payment. Recognisable risks are accounted for by valuation adjustments on receivables.

The credit risk from investments and derivative financial instruments arises from the danger of non-payment by a contractual partner. Since the transactions are concluded with contracting parties of the highest possible credit rating, the actual risk of non-payment is extremely low. Loans to contracting parties of less certain credit rating are only made if offset by assessable strategic advantages corresponding to the non-payment risk, or if securities are provided.

Liquidity risk

Liquidity in the Group is protected on the one hand by appropriate liquidity planning and on the other through the financing structure, high financial stocks and sufficient short-term credit facilities. Around 75% of interest-bearing liabilities have a due date of more than one year. As at 31.12.2005, liquid funds in the broader sense, consisting of securities on assets, bank deposits and cash stocks, totalled approximately EUR 270.3m, of which EUR 127.7m was freely available. As a result of suitable investment strategies, only costs at a justifiable level can be allocated to the holding of liquidity. As at 31.12.2005, agreed credit lines were almost entirely exhausted.

Concrete financing measures were already being prepared as at the balance sheet date for the aircraft deliveries due in 2006, to ensure these investments could also be financed in the long term. Despite the investment additions of EUR 312.2m, which also include expenses for capitalised major repairs amounting to EUR 68.8m, and despite the negative result in 2005, interest-bearing liabilities fell by EUR 21.0m compared to the previous year.

Effects of valuation of Cash Flow Hedges

Financial liabilities are hedged against the risk of change in the interest rate and against currency risk. Only swaps concluded with international banks of first-class creditworthiness are used for this purpose. The swaps represent all OTC transactions. The hedging transactions extend over terms ranging from one year to ten years.

The Group holds ten foreign currency swaps for the purpose of currency hedging at fixed agreed exchange rates.

USD currency swaps

EURm	31.12.2005
Up to one year	34.9
After one year and up to five years	102.9
More than five years	51.4
	189.2

The market valuation of the swaps as at 31.12.2005 was EUR –6.1m.

The Group also holds two JPY interest rate swaps and one CHF interest rate swap with the aim of reducing the risk arising from market interest rate behaviour.

Interest rate swaps (in foreign currency)

EURm	31.12.2005 out of JPY	31.12.2005 out of CHF
Up to one year	4.1	3.8
After one year and up to five years	30.7	7.6
More than five years	–	–
	34.8	**11.4**

The market valuation of the swaps as at 31.12.2005 was EUR –0.3m.

The Group manages eight forward transactions for the purpose of foreign currency hedging in the area of current aircraft leasing, and two forward transactions to hedge residual amortisation of aircraft financing in JPY.

Forward transactions

EURm	31.12.2005 out of JPY	31.12.2005 out of CHF
Up to one year	44.3	6.8
After one year and up to five years	–	6.7
More than five years	–	–
	44.3	**13.5**

The market valuation of forward exchanges as at 31.12.2005 was EUR –2.8m.

In accordance with IAS 39, financial derivatives used to hedge the risks are reported in the balance subject to the Hedge Accounting regulations. In the area of Cash Flow Hedging, hedging transactions are valued at the Fair Value and the changes in value reported against the preceding period in the revaluation reserve (shareholders' equity) with no effect on profit. As at 31.12.2005, the value by which the shareholders' equity increased was EUR 1.3m. Proportional changes in volume or revaluations are then reported in or cancelled from the accounts on the balance sheet dates.

Effects of valuation of Fair Value Hedges

A liability bearing a fixed rate of interest is hedged against the Fair Value change by means of a swap. The only such swap to be used for this purpose would be one concluded with an international bank of first-class creditworthiness. The swap represents an OTC transaction.

Both basic and hedging transactions are valued at the Fair Value and the change in value reported against the preceding period via the Income Statement, having an effect on the result.

The Group operates two currency swaps and one interest rate swap for the purpose of market value stabilisation and comparability of ongoing payments.

Swaps

EURm	31.12.2005 currency swaps	31.12.2005 interest rate swaps
Up to one year	–	3.5
After one year and up to five years	24.2	–
More than five years	–	–
	24.2	**3.5**

The market valuation of the swaps as at 31.12.2005 was EUR –2.9m.

Embedded derivatives

In some financing, derivatives were incorporated into non-derivative basic contracts. In accordance with the provisions of IAS 39, these derivatives are classified as 'embedded derivatives' and valued with the basic contract on which they are based.

USD Embedded Derivatives

EURm	31.12.2005
Up to one year	16.5
After one year and up to five years	57.9
More than five years	82.5
	156.9

Effectiveness measurement

The Group regularly measured the effectiveness of all its hedging transactions. Effectiveness was demonstrated in accordance with IAS 39 throughout the financial year 2005.

38 » Consolidated cash flow statement

The Cash Flow Statement of the Austrian Airlines Group is presented according to the indirect method. The Group's financial resources (for details of the figures involved, refer to Note 29) include cash, cheques and deposits with banks held as current assets with a maturity in general of less than three months. The effects of the change in the scope of consolidation are thereby eliminated and presented as a separate item. Financial income is presented as part of the investment activity. The interest paid is charged to financing activity.

The net cash flow from operating activity increased from EUR 210.4m to EUR 259.8 despite the reduction in the loss/profit before tax, primarily due to improvements in working capital; the stronger increase in provisions compared to the previous year and weaker growth in receivables also played a particularly important role.

The net cash flow from operating activities, at EUR 81.2m, was below the figure for the previous year. On balance, this trend is based on the fact that investments – primarily arising from the delivery of three Airbus A319, two Boeing B737-800 and two Dash-8/400Q – were EUR 293.4m in 2005, higher than in the preceding year (EUR 267.9m), and on the fact that income from the sale of investment goods in 2005, essentially the sale of the hangar and securities, were above the figure for the previous year. Interest received totalled EUR 27.7m, while the comparable figure for the previous year was EUR 28.3m.

The net cash flow from financing activities totalled EUR 125.8m, while an outflow of EUR 140.5m was reported in the previous year; on balance, this trend is based on the fact that the incorporation of funds in the course of aircraft deliveries, at EUR 251.1m, was higher than the previous year (EUR 82.5m), while the return of credits, at EUR 304.6, shows less of a change compared to the previous year (EUR 164.4m). EUR 20.9m was reported as payments from the purchase of subsidiaries minus cash on hand and at bank purchased in 2005. Interest paid in 2005 reached EUR 72.3m (EUR 58.6m in 2004).

On balance, the change in cash on hand and at bank produced an increase of EUR 52.8m to EUR 120.8m 2005, while a reduction of EUR 120.7m to EUR 68.0m was reported the previous year.

39 » Segment reporting

Inter-Group services are charged on the basis of allocated costs without a mark-up. In light of the restructuring of the Group, new limitations and allocations in segment calculation may become necessary in future.

The primary reporting format by strategic business segment for the financial year 2005 is as follows:

EURm	Scheduled	Charter	Complementary services	Consolidation	Total
External sales	1,998.4	262.1	132.4	–	2,392.9
Intercompany sales	106.2	2.3	124.0	–232.5	–
Revenue	2,104.6	264.4	256.4	–232.5	2,392.9
Other income	77.7	10.4	4.7	–	92.9
Operating revenue	2,182.3	274.9	261.1	–232.5	2,485.8
Operating expenses	2,272.1	289.9	256.3	–232.5	2,585.8
EBITDAR[1]	255.0	41.8	6.8	–	303.5
Result from operating activities (EBIT) before associates	–89.8	–15.0	4.8	–	–100.0
Assets	2,575.1	36.5	1,111.4	–523.7	3,199.3
Liabilities	2,079.8	2.1	986.1	–434.3	2,633.7
Segment investments	134.4	0.1	158.9	–	293.4
Depreciation	285.3	0.1	52.4	–	337.8
Other non-cash income	44.8	0.6	0.1	–	45.5

1 Result from operating activities (EBIT) before associates, before depreciation and rentals

The primary reporting format by strategic business segment for the financial year 2004 is as follows:

EURm	Scheduled	Charter	Complementary services	Consolidation	Total
External sales	1,851.6	235.4	137.7	–	2,224.7
Intercompany sales	33.0	–0.1	114.4	–147.3	–
Revenue	1,884.6	235.3	252.1	–147.3	2,224.7
Other income	111.1	14.3	7.8	–	133.2
Operating revenue	1,995.7	249.6	259.9	–147.3	2,357.9
Operating expenses	1,933.3	243.1	254.4	–147.3	2,283.5
EBITDAR[1]	343.6	52.6	7.9	–	404.1
Result from operating activities (EBIT) before associates	62.4	6.5	5.5	–	74.4
Assets	2,866.2	10.6	1,001.1	–574.1	3,303.8
Liabilities	2,358.9	2.1	741.0	–484.6	2,617.4
Segment investments	158.3	0.1	109.5	–	267.9
Depreciation	217.3	0.7	36.7	–	254.7
Other non-cash income	56.6	0.4	0.2	–	57.2

1 Result from operating activities (EBIT) before associates, before depreciation and rentals

The secondary reporting format of revenue by strategic geographical segment (destinations) is as follows:

EURm	Scheduled 2005	Charter 2005	Scheduled 2004	Charter 2004
Austria	58.6	0.2	57.2	0.1
Switzerland	68.8	0.2	64.1	0.3
Germany	246.5	1.7	260.2	2.1
Scandinavia	86.8	1.9	81.5	1.2
Other Western Europe	229.0	16.3	224.8	57.9
Southern and South-Eastern Europe	184.6	121.9	176.1	59.0
Central Europe	224.6	7.3	206.1	7.4
Middle East	138.0	66.0	105.5	55.1
Africa	0.2	7.4	–	3.5
Asia/Oceania	579.4	15.9	511.3	27.9
North America	181.9	23.3	164.8	20.9
	1,998.4	**262.1**	**1,851.6**	**235.4**

As the assets can be allocated almost entirely to Austria, a regional breakdown has not been used.

40 » Related party transactions

Related party transactions

GULET Touristik GmbH & Co KG was able to achieve the vast majority of its corporate goals despite the tough market conditions, and continues to be Lauda Air's key client in the charter segment. Revenue of EUR 339.7m (EUR 338.0m the previous year) and a result of EUR 1.5m were generated in 2005; the balance sheet total reached EUR 20.6m and debts amounted to EUR 21.6m as at 31.12.2005. The company employed an average of 218 people in the report period.

Despite the difficult commercial environment in the tourism industry, TRAVIAUSTRIA Datenservice für Reise und Touristik GmbH & Co. Nfg. KG was able to hold its production figures at almost the same level as the preceding year. The company continued successfully to expand its own developments CETS and ALPS, and to build on its commercial partnerships with leading tour operators in the markets of Austria, Switzerland and Germany. Revenue of EUR 8.6m (EUR 9.1m the previous year) and a result of EUR 2.0m were generated in 2005; the balance sheet total reached EUR 5.5m and debts amounted to EUR 2.1m as at 31.12.2005. The company employed an average of 67 people in the report period.

'AirPlus' Air Travel Card Vertriebsgesellschaft m.b.H. – the Austrian credit card specialist in company and credit cards – was able to maintain its position as a specialist in travel management and card-based billing systems with the product portfolio Diners Club, UATP and VISA. While the number of cards issued remained the same, the company succeeded in increasing its billing revenue by over 9.4% on the preceding year. The billing of lorry drivers on the Austrian toll-based motorway with the 'Road Account' made a decisive contribution to this. Revenue of EUR 23.0m (EUR 22.0m the previous year) and a result of EUR 1.3m were generated in 2005; the balance sheet total reached EUR 94.6m and debts amounted to EUR 85.4m as at 31.12.2005. The company employed an average of 80 people in the report period.

In the financial year 2005, Ukraine International Ailines (UIA) carried approximately 870,000 passengers on scheduled and charter flights using its eight B737 aircraft. UIA primarily connects the Ukrainian capital Kiev with the key cities in Western Europe – Amsterdam, Barcelona, Berlin, Brussels, Frankfurt, Helsinki, Lisbon, London, Madrid, Milan, Paris, Rome, Vienna and Zurich. In the charter segment, the company concentrates on operating flights to destinationa in Spain, Italy and Egypt. In Ukraine itself, UIA provides services to the cities of Donetsk, L'viv, Odessa und Simferopol. The company plans to expand both its fleet and route network in the financial year 2006. Revenue of EUR 128.4m (EUR 97.5m the previous year) and a provisional loss of EUR 0.4m were generated in 2005; the provisional balance sheet total reached EUR 43.2m and provisional debts amounted to EUR 19.4m as at 31.12.2005. The company employed an average of 873 people in the report period.

Transactions with related persons

The fixed and profit-related components of the remuneration of the three current members of the Board of Management of Austrian Airlines AG and of Walter Bock, the former Board of Management member who retired from office in 2005, are as follows:

EUR (000)	Fixed[1]	Performance-related	Total
Vagn Sørensen	559.0	167.6	726.6
Walter Bock[2]	324.0	154.3	478.3
Josef Burger	309.4	108.6	418.0
Thomas Kleibl	336.0	117.9	453.9
	1,528.4	**548.4**	**2,076.8**

1 Includes benefits in kind and pension fund contributions
2 Retired from the Board of Management in 2005

Last year, the total remuneration of the four current members of the Board of Management of Austrian Airlines AG was EUR (000) 2,083.6, of which 36.7% was from variable payment.

For an explanation of the Stock Option Plan and the number of options granted to the members of the Board of Management, see Note 42.

At the balance sheet date, the members of the Board of Management held the following stocks of shares:

Board of Management	31.12.2005	31.12.2004
Vagn Sørensen	16,195	12,195
Walter Bock[1]	8,862	8,862
Josef Burger	8,862	8,862
Thomas Kleibl	13,786	13,786
Total owned shares	**47,705**	**43,705**

1 Retired from the Board of Management in 2005

EUR (000) 995.8 (in the previous year (000) 791.1 was paid out, primarily in pension obligations to former members of the Board of Management and their surviving dependants. Members of the Supervisory Board and their received attendance fees and compensation for expenses totalling EUR (000) 135.5 (in the previous year EUR (000) 124.6).

41 » Long-term contractual relationships

Star Alliance
The principles of cooperation in the Star Alliance with regard to objectives, brand usage and mutual projects are documented in a 'Memorandum of Intent'. Details of the cooperation are regulated by bilateral framework agreements with the individual members of thr Star Alliance. These agreements have terms of up to ten years and regulate the particularly relevant cooperation projrects, i.e. on the network, frequent flyer programme, etc. A joint venture is also in place with Lufthansa covering traffic between Austria and Germany.

DO&CO
The framework agreement concluded by Lauda Air with DO&CO Partyservice und Catering AG, to exclusively supply aircraft with inflight catering and other supplementary services, provides for first right of termination for the Austrian Airlines Group effective as of 31.12.2009. According to the contract, the minimum annual sales volume must be 865,000 meals, producing minimum revenue of approximately EUR 7.3m. A penalty of EUR 1.5m is to be paid should these figures not be reached. The current purchase volume amounts to approximately EUR 26.3m per annum.

42 » Stock Option Plan and stocks of shares

The key points of the Stock Option Plan introduced before 07.11.2002 are as follows:

- Those entitled to participate in the Stock Option Plan are the members of the Board of Management of Austrian Airlines, its Divisional Managers, Departmental Managers reporting directly to a member of the Board of Management and the Managing Directors of Chief Executive Officers of Lauda Air and Tyrolean.
- The prerequisite for participation is an own investment by the above-mentioned options holders, that is the purchase of shares in the company.
- The options to be granted are calculated as follows: the own investment amount is divided by the average closing price of the Austrian Airlines share on the Vienna Stock Exchange in the month of October 2001 on a euro basis. For each share determined in this way, the option holders receive 12 options. The option exercise price is the average exercise price of the Austrian Airlines share in the month of October 2001 (EUR 7.02).
- The prerequisites for the exercise of the options are an increase of 50% in the share price at the time of exercise compared to the average closing price of the Austrian Airlines share on the Vienna Stock Exchange in the month of October 2001 (option exercise price), and the achievement of positive 'Cash Value Added' (until February 2003, 'Economic Value Added') as defined by a ratio of ÖIAG.
- The participants can choose whether to exercise their options in the form of shares or a cash payment.
- The options can be exercised after a qualifying period of 2 years, and must be exercised within 4 years.
- No options were exercised or expired in 2005.

The number of options granted is divided up as follows:

Board of Management	31.12.2005	31.12.2004
Vagn Sørensen	170,940	170,940
Walter Bock[1]	119,664	119,664
Josef Burger	119,664	119,664
Thomas Kleibl	119,664	119,664
Total Board of Management	**529,932**	**529,932**
Total management (35 people)	**952,016**	**959,178**
Total options granted	**1,481,948**	**1,489,110**

1 Retired from the Board of Management in 2005

43 » Supervisory Board and Board of Management

The members of the Board of Management and the Supervisory Board in the report period were as follows:

Board of Management
Vagn Sorensen – Chief Executive Officer (CEO)
Josef Burger – Chief Commercial Officer (CCO)
Thomas Kleibl – Chief Financial Officer (CFO)
Walter Bock – Chief Operations Officer (COO until 30.04.2005)

Supervisory Board
Rainer Wieltsch, Chairman
Herbert Koch, First Deputy Chairman
Alfred Ötsch, Second Deputy Chairman
Peter Michaelis
Alain D. Bandle
Martine Dornier-Tiefenthaler
Johann Zwettler
Gerhard Randa (until 15.03.2005)
Walter Rothensteiner
Erhard Schaschl

Delegated by the Works Council:
Alfred Junghans
Thomas Häringer (until 09.08.2005)
Franz Marsak (since 01.01.2005)
Wolfgang Hable (since 20.09.2005)
Michael Eder (since 24.05.2005)
Gabriele Millmann (since 09.08.2005)
Gerald Wechselberger (24.05.2005 until 09.08.2005)
Rudolf Novak (until 24.05.2005)
Karl Minhard (until 24.05.2005)

44 » Earnings per share, proposed allocation of profit

Earnings per share are determined as the quotient from the net profit for the period and the weighted average number of ordinary shares outstanding during the financial year.

	2005	2004
Net loss/net profit for the year attributable to shareholders of Austrian Airlines AG in EURm	–130.7	43.2
Weighted average number of ordinary shares outstanding during the period	32,300,000	32,300,000
Earnings per share in EUR	–4.05	1.34
Diluted number of shares	34,000,000	34,000,000
Diluted earnings per share in EUR[1]	–4.05	1.27

1 Due to the loss reported for year, the diluted earnings per share corresponds to the earnings per share

There were no shares or other instruments outstanding at 31.12.2005 and at 31.12.2004 which could have a potential dilutive effect on the earnings per share in the future.

In accordance with the provisions of Austrian Stock Corporation Act, the individual account set up according to the accounting principles of Austrian Airlines Österreichische Luftverkehrs-Aktiengesellschaft as at 31.12.2005 forms the basis for the divident payment. These financial statements show a balance sheet loss. A dividend payment is therefore not possible.

45 » Subsequent events after the balance sheet date

Austrian Airlines Group acquired the remaining 65% of shares in Airest from the former owners in 2005, with the intention of selling its total investment. The Group has now reached an agreement on principles with a party interested in purchasing Airest, and expects to complete the sale in the first quarter of 2006.

Austrian Airlines took delivery of an A319 to enter service in January 2006.

Vienna, 7 February 2006

Board of Management

Vagn Sørensen

Josef Burger

Thomas Kleibl

Auditors's Report[1]

"We have audited the consolidated financial statements of Austrian Airlines Österreichische Luftverkehrs AG, Vienna for the fiscal year from January 1, 2005 to December 31, 2005. The Company's management is responsible for the preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU and for the preparation of the management report for the group in accordance with Austrian regulations. Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to state whether the management report for the group is in accordance with the consolidated financial statements.

We conducted our audit in accordance with laws and regulations applicable in Austria and International Standards on Auditing (ISAs) issued by the International Federation of Accountants (IFAC). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement and whether we can state that the management report for the group is in accordance with the consolidated financial statements. In determining the audit procedures we considered our knowledge of the business, the economic and legal environment of the group as well as the expected occurrence of errors. An audit involves procedures to obtain evidence about amounts and other disclosures in the consolidated financial statements predominantly on a sample basis. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not give rise to any objections. In our opinion, which is based on the results of our audit, the consolidated financial statements are in accordance with legal requirements and present fairly, in all material respects, the financial position of the group as of December 31, 2005, and of the results of its operations and its cash flows for the fiscal year from January 1, 2005 to December 31, 2005 in accordance with International Financial Reporting Standards (IFRSs) as adopted by the EU. The management report for the group is in accordance with the consolidated financial statements."

Vienna, 7 February 2006

ERNST & YOUNG
Wirtschaftsprüfungsgesellschaft mbH

Gerhard Schwartz m.p.
Certified Public Accountant

Elisabeth Scholz m.p.
Certified Public Accountant

1 On disclosure or reproduction of the financial statements all consolidated accounts in a form (e.g. shortened and/or translated into other language) differing from the confirmend setting , the auditor's opinion may neither be qoted nor referred to without approvak

Report of the Supervisory Board

The Austrian Airlines Group achieved an historic record in 2005, carrying in excess of 10 million passengers for the first time in its lifetime of almost 50 years.

Viewed against the background of the continuing high level of the price of kerosene and enormous overcapacity in the European market, however, the past financial year has been an exceedingly difficult one, despite this record passenger figure. Notwithstanding the encouraging recovery that gathered pace in the final two quarters of the year and the measures implemented to increase efficiency, the Group reported a loss for the year overall.

Neither conditions on the fuel market nor the competitive situation will ease significantly in the foreseeable future. Although the Austrian Airlines Group has shown itself to be sufficiently resilient in the face of crises in recent years, the company will need to continue to exercise strict cost-control and to make its resources increasingly flexible if it is to survive in such an environment in the long term. The strategy of specialisation implemented by the Austrian Airlines Group's competent Board of Management, its motivated employees and the concentration on core business will all contribute to the ability of the company to remain on a course of expansion in future.

In the past financial year, the Supervisory Board has discharged its responsibilities with commitment and competence, and supported the Board of Management in the fulfilment of its difficult tasks. In 2005 the Supervisory Board held a total of five plenary meetings and convened six times in committee. It discussed the position and business trend of the company, dealt with its planning issues, received reports from the Board of Management and passed the respective resolutions where necessary. Average attendance at the meetings of the Supervisory Board was 96%.

In this manner, the management of the company was kept under ongoing review.

The financial statements of Austrian Airlines AG and consolidated financial statements as drawn up by the Board of Management to 31 December 2005 have been audited in conjunction with the Board of Management's Management Report by the appointed auditors, Ernst & Young, who have issued an unqualified audit opinion.

In its meeting of 7 February 2006, the Audit Committee of the Supervisory Board discussed the Annual Financial Statement of Austrian Airlines AG including the Management Report, and the Consolidated Financial Statement including the Consolidated Management Report.

The Supervisory Board has also approved the consolidated accounts and Group Management Report drawn up in accordance with Section 246 and in connection with Section 245a of the Commercial Code, whereby said documents are deemed to be officially approved.

The Supervisory Board would like to express its gratitude to all employees of the Group in recognition of the work done in the past financial year. It would also like to thank all our customers, suppliers and above all shareholders for their loyalty throughout the year.

Vienna, February 2006

Rainer Wieltsch m.p.
Chairman of the Supervisory Board

Equity Interests

At the balance sheet date, Austrian Airlines Österreichische Luftverkehrs-AG held a minimum equity interest of 20% in the following companies, either directly or through AUA Beteiligungen Gesellschaft m.b.H.:

Company name and headquarters	Austrian Airlines holding in %	Shareholders equity plus untaxed reserves in EUR (000)	Net profit/net loss for the year in EUR (000)	Method of inclusion in consolidated accounts
AUA Beteiligungen Gesellschaft m.b.H., Vienna	100	42,623	5,019[1]	KV
Austrian Airlines Lease and Finance Company Limited, St. Peter Port	100	269,944	36,310	KV
Tyrolean Airways Tiroler Luftfahrt GmbH, Innsbruck	100	76,330	8,949[1]	KV
Airest Beteiligungsgesellschaft m.b.H., Vienna	100[2]	18,902	22	KV
Airest Restaurant- und Hotelbetriebsgesellschaft m.b.H., Schwechat	100[3]	6,216	1,753	KV[1]
AUA Versicherungs-Service Gesellschaft m.b.H., Vienna	100[3]	40	315	KV
Lauda Air Luftfahrt GmbH, Wien-Schwechat	100[2]	4,159	–35,135[1]	KV
SLL, s.r.o., Bratislava	100	3,037	–8	KV
TVW Travel Value Wien Betriebs GmbH, Schwechat	100[5]	35	1	KV
TVW Travel Value Wien Betriebs GmbH & Co KG, Schwechat	100	8,465	8,430	KV
UIA Beteiligungsgesellschaft m.b.H., Vienna	100	7,894	0	KV
AVICON Aviation Consult Gesellschaft m.b.H., Vienna	100[2]	467	1	KV
Travidata Inc., New York	100[2]	338	1,566	KV
TRAVIDATA (UK) Limited, London	100[2]	3	[12]	KV
Wien Oberlaa Liegenschaftsentwicklungs GmbH, Vienna	100	100	–4	KV
Bratislava Technik Center, s.r.o., Bratislava	100[6]	4	–	KV
ACS Aircontainer Services Gesellschaft m.b.H., Fischamend	76[2]	360	74	KV
TRAVI Holding GmbH, Vienna	67[2]	48	6	KV
TRAVIAUSTRIA Datenservice für Reise und Touristik GmbH & Co. Nfg. KG, Vienna	67[2]	3,424	1,964	KV
Slovenske Aerolinie, a.s. (Slovak Airlines), Bratislava	61.991[5]	–5,491	–4,062	KV
SCA Schedule Coordination Austria GmbH, Schwechat	54[2]	90	7	KV
AVS Privatkunden Versicherungsservice GmbH, Schwechat	51[7]	871	–85	KV
„AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H., Vienna	33.33[2]	9,184	1,462	KE
GULET Touristik GmbH, Vienna	25[2]	45	4	KE
GULET Touristik GmbH & Co KG, Vienna	25[2]	75	805	KE
TUI-Austria Reiseveranstaltungs-GmbH & Co KG, Vienna	25[2]	3,161	2,495	KE
Ukraine International Airlines, Kiev	22.5[8]	4,961[9]	–371[9]	KE
DO&CO – Lauda Air Restaurants, Catering & Handling GmbH	50	66[10]	54[10]	KO
Link & Learn Aviation Training GmbH, Zirl	33.33[2]	12[11]	[12]	KO
Österreichische Luftfahrtschule AVIATION TRAINING Center Austria GmbH, Feldkirchen bei Graz	26[2]	117	11	KO

1 Result transferred to Austrian Airlines on basis of profit and loss transfer agreement with Austrian Airlines.
2 Holding held by AUA Beteiligungen Gesellschaft m.b.H.
3 85.0% of holding held by AUA Beteiligungen Gesellschaft m.b.H., and 15.0% of holding held by AVICON Aviation Consult Gesellschaft m.b.H.
4 Airest consolidated according to IFRS 5.
5 65.0% of holding held by Airest Beteiligungsgesellschaft m.b.H., and 35.0% of holding held by AUA Beteiligungen GmbH gehalten.
6 Holding held by SLL, s.r.o.
7 Holdinh held by AUA Versicherungs-Service Gesellschaft m.b.H.
8 Holding held by UIA Beteiligungsgesellschaft m.b.H.
9 Adjusted figures according IFRS as at 31.12.2005.
10 Figures as at 31. 3. 2005.
11 Book value as at 31.12.2005 at AUA Beteiligungen Gesellschaft m.b.H.
12 Net profit for the year not yet known.

KV Fully consolidated.
KE Included at equity in the consolidated accounts.
KO Not consolidated due to minor significance.

Group structure



AUSTRIAN AIRLINES
Österreichische Luftverkehrs-AG
AUA Beteiligungen GmbH 1
100%
Lauda Air Luftfahrt GmbH
100%
Austrian Airlines Lease and Finance Company Ltd.
100%
TVW Travel Value Wien Betriebs GmbH & Co KG
100%
Tyrolean Airways Tiroler Luftfahrt GmbH
100%
Gulet Touristik GmbH & Co KG
25%
AUA Versicherungs-Service GmbH 2
100%
SCA Schedule Coordination Austria GmbH
54%
Avicon Aviation Consult GmbH
100%
Slovenske Aerolinie a.s. 3
62%
TUI-Austria Reiseveranstaltungs-GmbH & Co KG
25%
"AirPlus" Air Travel Card Vertriebs-gesellschaft mbH
33.3%
Airest Restaurant- und Hotelbetriebs GmbH 4
100%
ACS Aircontainer Services GmbH
76%
Ukraine International Airlines 5
22.5
Traviaustria Datenservice für Reise und Touristik GmbH & Co. Nfg. KG
67%
Wiener Börse Aktiengesellschaft
2.9%
Star Alliance Services GmbH
7.7%
Österreichische Luftfahrtschule Aviation Training Center Austria GmbH
26%
Airlines
Tourism/Sales
Financial and Insurance Services
Other Services

As per December 2005

1 The AUA Beteiligungen GmbH holds furthermore shares in Airest Beteiligungsgesellschaft m.b.H., Travidata Inc., Travidata (UK) Ltd., TRAVI Holding GmbH, Gulet Touristik GmbH, OPODO Ltd., AeroXchange Ltd., Link & Learn Aviation Training GmbH, SLL s.r.o. and Wien Oberlaa Liegenschaftsentwicklungs GmbH.
2 The AUA Versicherungs-Service GmbH holds 51% of the shares of AVS Privatkunden Versicherungsservice GmbH.
3 The SLL s.r.o., in which AUA Beteiligungen GmbH holds 85% and Avicon Aviation Consult GmbH holds 15%, holds the shares.
4 The Airest Beteiligungsgesellschaft m.b.H., in which AUA Beteiligungen GmbH holds 100%, holds 65% of the shares, AUA Beteiligungen GmbH holds 35% of the shares.
5 UIA Beteiligungsgesellschaft mbH, in which AUA Beteiligungen GmbH holds a 100% stake, holds 22.5% of the shares.

Glossary

AEA	Association of European Airlines
Austrian Airlines Group	Austrian Airlines, Lauda Air, Tyrolean Airways and other Group companies (scope of consolidation for the IFRS Group financial statements); in marketing terms, the umbrella brand for Austrian, Austrian Arrows and Lauda Air
Available seat kilometers (ASK)	Total of seats available times distance travelled
Available ton kilometers (ATK)	Total of weight capacity available in tons times distance travelled
Block hours	Time from departure of aircraft from loading position until its return to unloading position after landing
Blocked Space Agreement	Agreement regarding the purchase of a fixed block of seats on a flight from another carrier; these seats are then marketed and sold by the purchaser
Cash Value Added (CVA)	(ROTGA minus WACC) x Total Gross Assets (= Fixed assets (depreciable) at acquisition cost plus other assets (non depreciable) minus non-interest-bearing debt)
Cash-like items	Cash in hand, cheques, bank balances and securities
Code sharing agreement	Agreement under which at least one of the airline designator codes on a flight differs from the code used by the operating carrier
EBIT	Result from operating activities before associates
EBIT margin	Result from operating activities in relation to revenues
EBITDAR	EBIT before depreciation and rentals
Hub	Airport functioning as the central transfer point of an airline
IATA	International Air Transport Association
Net Gearing	Long-term debt excl. provisions and tax accruals/deferrals minus cash-like items, in relation to shareholders' equity
Network	Route network of an airline
Operating revenue	Total turnover plus changes in inventories, services rendered for own account and carried as fixed assets and other operating revenues
Overall load factor	Utilisation of available weight capacity in percent (RTK x 100/ATK)
Passengers carried	Number of revenue passengers carried on individual flights. Flights with one flight number are counted as one flight only, regardless of the number of stopovers
Passenger load factor	Available seats in relation to the number of revenue passengers in percent (RPK x 100/ ASK)
Return on Capital Employed (ROCE)	NOPAT (= EBIT minus taxes) in relation to Capital Employed (= shareholders' equity plus interest-bearing debt minus cash-like items)
Return on Equity (ROE)	Profit before tax in relation to average shareholders' equity
Return on Total Gross Assets (ROTGA)	EBITDAR in relation to Total Gross Assets (= Fixed assets (depreciable) at acquisition cost plus other assets (non depreciable) minus non-interest-bearing debt)
Revenue passenger kilometers (RPK)	Total number of seats sold (passengers carried) times distance travelled
Revenue ton kilometers (RTK)	Total weight capacity sold in tons times distance travelled
Sector flight	Flight from take-off to the next landing (e.g. individual section of a long haul flight)
Unit costs	Adjusted overall operating expenses in relation to ASK
WACC	Weighted average cost of capital
Yield	Adjusted passenger flight revenue from scheduled services in relation to scheduled RPK

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OBERHOFER
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Inplastor
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FUJITSU

RATIO Gebäudereinigung

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Key Figures

Business Performance (IFRS)		2005	2004[1] restated	+/- %	2004	2003	2002
Flight revenue	EURm	2,260.5	2,087.0	8.3	2,087.0	1,906.4	2,055.2
Operating revenue[2]	EURm	2,485.8	2,357.9	5.4	2,363.5	2,242.7	2,398.0
Operating result = EBIT	EURm	-100.0	74.4	–	79.4	63.3	41.4
Operating cash flow	EURm	259.8	210.4	23.5	148.2	345.2	520.9
ROTGA[3]	%	5.2	5.9	-0.7P	5.9	6.2	7.7
Cash Value Added (CVA)[4]	EURm	-170.4	-207.0	–	-207.0	-194.8	-109.8
Change in CVA	EURm	36.6	-12.2	–	-12.2	-85.0	114.3
Shareholders' equity 31.12	EURm	565.6	686.4	-17.6	630.9	604.5	557.0
Net Gearing[5,12]	%	186.2	181.3	–	197.3	199.8	290.4
Investments and downpayments	EURm	293.4	267.9	9.5	205.7	201.0	248.7
Personnel (average)		8,468	7,662	10.5	7,662	7,167	7,358
Capital market figures							
Reuters code		AUAV.VI					
Earnings per share[6]	EUR	-4.05	1.34	–	1.24	1.42	1.29
Diluted earnings per share[5]	EUR	-4,05	1.27	–	1.18	1.35	1.26
Dividend [7]	EUR	–	–	–	–	–	–
Market capitalisation 31 December[8]	EURm	212.2	312.0	–	312.0	210.6	222.9
Traffic statistics (scheduled and charter traffic)							
Passengers carried[9]	(000)	10,119.8	9,404.9	7.6	9,404.9	8,479.4	8,834.7
of which on scheduled flights	(000)	8,316.1	7,823.8	6.3	7,823.8	7,051.7	7,269.2
Passenger load factor[10] (scheduled services)	%	73.8	72.1	1.7 P	72.1	71.3	70.5
ATK per employee[11]	(000)	497.0	520.6	-4.5	520.6	470.9	458.4
Aircraft		106	97	9.3	97	88	87

1 Restated; please see Note 3 for details of the adjustment. The figures for 2004 have also been adjusted to the classification used in the report period.
2 Operating revenue: total turnover plus changes in inventories, services rendered for own account and carried as fixed assets and other operative revenues.
3 Return on Total Gross Assets (ROTGA): EBITDAR in relation to Total Gross Assets = assets at acquisition cost minus non-interest-bearing debt) Lauda Air considered at equity from January to October inclusive, and fully consolidated from November onwards. Personnel and traffic statistics include Lauda Air for the entire year.
4 Cash Value Added (CVA): (ROTGA minus WACC) x Total Gross Assets (= assets at acquisition cost minus non-interest-bearing debt).
5 Net Gearing: long-term debt excl. provisions and tax accruals/deferrals minus cash-like items, in relation to shareholders' equity.
6 Adjusted by average number of own shares held by the company.
7 Dividend 2005: due to the negative balance sheet result of the parent company, payment of a dividend is not allowed.
8 From 2002: adjusted by 1.7 million repurchased shares.
9 Passengers carried: number of revenue passengers carried on individual flights. Flights with one flight number are counted as one flight only, regardless of the number of stopovers.
10 Passenger load factor: available seats in relation to the number of revenue passengers in percent (RPK x 100/ASK).
11 Available ton kilometers per employee: weight capacity available on scheduled services in tons times distance travelled per airline employee (yearly average).
12 Restated for 2003.